Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

BEACON PLATFORM INCORPORATED,

CLEARWATER ANALYTICS HOLDINGS, INC.

BLUEPOINT MERGER SUB I, INC.,

BLUEPOINT MERGER SUB II, INC.,

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

AS EQUITYHOLDER REPRESENTATIVE

MARCH 11, 2025

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3.20	Insurance	48
3.21	Compliance with Laws	49
3.22	International Trade and Anti-Corruption	49
3.23	Suppliers and Customers	50
3.24	Compliance with Regulation D	50
3.25	Allocation Schedule	50
3.26	Accounts Receivable	50

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS		51

4.1	Corporate Existence and Power	51
4.2	Corporate Authorization	51
4.3	Governmental Authorization	52
4.4	Non-contravention	52
4.5	Capitalization and Operation of Parent, Merger Sub and Merger Sub II	52
4.6	No Vote of Parent Stockholders; Required Approval	53
4.7	Litigation	53
4.8	Compliance with Applicable Law	53
4.9	Material Contracts	54
4.10	Available Funds	54
4.11	Solvency	54
4.12	Broker’s Fees	55
4.13	Foreign Person	55
4.14	SEC Filings and the Sarbanes-Oxley Act	56
4.15	Financial Statements; Internal Controls	56
4.16	Tax Matters	57
4.17	Absence of Certain Changes	57
4.18	No Undisclosed Material Liabilities	57

ARTICLE V STOCKHOLDER AND TAX MATTERS		58

5.1	Company Board Recommendation; Stockholder Notice; Security Holder Notice	58
5.2	Tax Matters	59
5.3	Allocation Schedule	62
5.4	Securities Law Exemption; Transfer Restrictions; Stop-Transfer Instructions, Securities Law Compliance	62
5.5	Indemnification of Directors and Officers of the Company	64
5.6	R&W Policy	65

ARTICLE VI ADDITIONAL AGREEMENTS		65

6.1	Conduct of the Business of the Company	65
6.2	Restrictions on Conduct of the Business	66
6.3	No Solicitation; Exclusivity	70
6.4	Access to Information	71
6.5	Section 280G	72
6.6	Confidentiality	73
6.7	Public Disclosure	73

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6.8	Reasonable Best Efforts	74
6.9	Consents	76
6.10	Terminated Agreements	76
6.11	Resignation of Officers and Directors	76
6.12	Expenses	76
6.13	Suitability Documentation	76
6.14	Invoices	77
6.15	Cooperation with Debt Financing	77
6.16	Parent RSUs	79
6.17	Employee Matters	79
6.18	Key Employees	81

ARTICLE VII CONDITIONS TO THE MERGER		81

7.1	Conditions to Obligations of Each Party to Effect the Merger	81
7.2	Conditions to the Obligations of Parent and the Merger Subs	81
7.3	Conditions to Obligations of the Company	83

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		84

8.1	Termination	84
8.2	Effect of Termination	85

ARTICLE IX GENERAL PROVISIONS		85

9.1	No Survival of Representations, Warranties and Pre-Closing Covenants	85
9.2	Notices	85
9.3	Interpretation; Descriptive Headings	86
9.4	Counterparts	87
9.5	Entire Agreement	87
9.6	Severability	88
9.7	Extension and Waiver	88
9.8	Amendment	88
9.9	Remedies; Specific Performance	88
9.10	Other Remedies	89
9.11	Equityholder Representative	90
9.12	Governing Law	92
9.13	Exclusive Jurisdiction; Waiver of Jury Trial	92
9.14	Rules of Construction	93
9.15	Successors and Assigns	93
9.16	Acknowledgments	94
9.17	Legal Representation	95

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Schedules

A	Agreements for Termination
B	Allocation Schedule
C	Payoff Indebtedness
D	Illustrative Working Capital Calculation
E	Key Employees
F	Key Institutional Equityholder
G	Key Management Equityholder
H	Knowledge Persons
I	Permitted Liens
J	Additional Tax Covenants

Exhibits

A	Form of Management Support and Restrictive Covenant Agreement
B	Form of Lock-Up Agreement
C	Form of Sponsor Support and Restrictive Covenant Agreement
D	Form of Option Cancellation Agreement
E	Form of Suitability Documentation
F	Form of Warrant Cancellation Agreement

Annex

A	Certain Defined Terms

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of March 11, 2025 (the “Agreement Date”), by and among Clearwater Analytics Holdings, Inc., a Delaware corporation (“Parent”), Bluepoint Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub I”), Bluepoint Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), Beacon Platform Incorporated, a Delaware corporation (the “Company”), and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as the representative of the Company Equity Holders (the “Equityholder Representative”). Capitalized terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to them in Annex A.

Recitals

WHEREAS, the board of directors of Parent has (a) determined that this Agreement and the transactions contemplated by this Agreement, including (i) the First Merger, pursuant to which Merger Sub I will merge with and into the Company, and the Company would survive and become a direct, wholly owned Subsidiary of Parent, (ii) immediately after the First Merger, pursuant to which the First Step Surviving Corporation will merge with and into Merger Sub II and Merger Sub II would survive and remain a direct, wholly owned Subsidiary of Parent, and (iii) the issuance of Parent Common Stock to the Company Stockholders (the “Parent Stock Issuance”), in each case, upon the terms and subject to the conditions set forth herein, are advisable and in the best interests of Parent and its stockholders and (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance;

WHEREAS, the board of directors of Merger Sub I has (a) declared this Agreement and the transactions contemplated by this Agreement, including the First Merger, upon the terms and subject to the conditions set forth herein, advisable and in the best interests of Merger Sub I and the stockholder of Merger Sub I and (b) adopted a resolution recommending that Parent, as the sole stockholder of Merger Sub I, adopt this Agreement and approve the First Merger;

WHEREAS, the board of directors of Merger Sub II has (a) declared this Agreement and the transactions contemplated by this Agreement, including the Second Merger, upon the terms and subject to the conditions set forth herein, advisable and in the best interests of Merger Sub II and the stockholder of Merger Sub II and (b) adopted a resolution recommending that Parent, as the sole stockholder of Merger Sub II, adopt this Agreement and approve the Second Merger;

WHEREAS, immediately following the execution of this Agreement, (a) Parent, as the sole stockholder of Merger Sub I, will adopt this Agreement and approve the First Merger, and (b) Parent, as the sole stockholder of Merger Sub II, will adopt this Agreement and approve the Second Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, are advisable and in the best interests of the Company and the Company Stockholders, (b) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the Company Stockholders for its adoption and (d) recommended that this Agreement be adopted by the Company Stockholders;

WHEREAS, Parent, the Merger Subs and the Company intend that (a) the First Merger and the Second Merger are integrated steps in the transaction contemplated by this Agreement that taken together qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations thereunder;

WHEREAS, it is currently anticipated that immediately after execution and delivery of this Agreement, the Company shall obtain and deliver to Parent and the Merger Subs the written consent of the Company Stockholders representing (i) not less than a majority of the then-outstanding number of shares of Company Capital Stock (voting together as a single class and not as separate series, and on an as-converted to Company Common Stock basis) and (ii) not less than a majority of the then-outstanding number of shares of Company Preferred Stock (voting together as a single class and not as separate series, and on an as-converted to Company Common Stock basis) in favor of this Agreement and the transactions contemplated by this Agreement, including the Merger (the “Company Stockholder Approval”); and

WHEREAS, in connection with the execution of this Agreement, and as an inducement for Parent to enter into this Agreement, (a) Kirat Singh has executed an employment Offer Letter, (b) each Key Management Equityholder has executed (i) a support and restrictive covenant agreement in the form of Exhibit A attached hereto (“Management Support and Restrictive Covenant Agreement”), (ii) a lock-up Agreement in the form of Exhibit B attached hereto (“Lock-Up Agreement”), and (iii) the Suitability Documentation, and (c) each Key Institutional Equityholder has executed (i) a support and restrictive covenant agreement in the form of Exhibit C attached hereto (“Sponsor Support and Restrictive Covenant Agreement”), (ii) the Lock-Up Agreement and (iii) the Suitability Documentation.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 First Merger and Second Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub I shall be merged with and into the Company, the separate corporate existence of Merger Sub I shall cease, and the Company shall continue as the surviving corporation and as a direct, wholly owned Subsidiary of Parent (the “First Merger”). The surviving corporation after the First Merger is sometimes referred to hereinafter as the “First Step Surviving Corporation.” At the Second Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, the First Step Surviving Corporation shall merge with and into Merger Sub II, the separate corporate existence of the First Step Surviving Corporation shall cease, and Merger Sub II shall continue as the surviving corporation and as a direct, wholly owned Subsidiary of Parent (the “Second Merger”, and collectively with the First Merger, the “Merger”). The surviving corporation after the Second Merger is sometimes referred to hereinafter as the “Final Surviving Corporation”.

1.2 Effective Time and the Second Effective Time. At the Closing, Parent, Merger Sub I and the Company shall cause the First Merger to be consummated by filing a certificate of merger in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL (the “First Certificate of Merger”), with the Secretary of State of the State of Delaware. The First Merger shall become effective at the time that the First Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which Parent, Merger Sub I and the Company shall have agreed and specified in the First Certificate of Merger as the effective time of the First Merger (the “Effective Time”). As soon as practicable following the Effective Time on the Closing Date, Parent, the First Step Surviving Corporation and Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL (the “Second Certificate of Merger”). The Second Merger shall become effective at the time that the Second Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which Parent, the First Step Surviving Corporation and Merger Sub II shall have agreed and specified in the Second Certificate of Merger as the effective time of the Second Merger (the “Second Effective Time”).

1.3 Effects of the Merger. At the Effective Time, the First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub I shall vest in the First Step Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub I shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the First Step Surviving Corporation, and the First Step Surviving Corporation shall be a direct, wholly owned Subsidiary of Parent. At the Second Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all the property, rights, privileges, immunities, powers and franchises of the First Step Surviving Corporation and Merger Sub II shall vest in the Final Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the First Step Surviving Corporation and Merger Sub II shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Final Surviving Corporation, and the Final Surviving Corporation shall remain a direct, wholly owned Subsidiary of Parent.

1.4 Closing. Unless this Agreement is earlier terminated pursuant to Section 8.1, the closing of the Merger (the “Closing”) shall take place by the electronic exchange of documents by “portable document format” (“pdf”) or other electronic means, at 9:00 am, Eastern time, on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VII

(except for those conditions that, by their nature, cannot be satisfied until the Closing, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement at the Closing), or on such other date and time as Parent and the Company may agree to in writing (electronic means of communication being sufficient); provided that the Closing shall not occur prior to forty-five days following the Agreement Date without the prior written consent of Parent. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

1.5 Closing Deliverables.

(a) At or prior to the Closing, as applicable, the Company will deliver (or cause to be delivered) to Parent:

(i) evidence reasonably satisfactory to Parent either that (A) any stockholder vote required pursuant to Section 6.5 was solicited in conformity with Section 6.5 and Section 280G of the Code and the regulations promulgated thereunder and the requisite stockholder approval was obtained with respect to any payments and benefits that were subject to the stockholder vote or (B) such stockholder approval was not obtained and as a consequence, that the Waived 280G Benefits shall not be made or provided (or shall be returned);

(ii) evidence reasonably satisfactory to Parent that the Company has terminated each of those agreements listed on Schedule A attached hereto, in a form reasonably acceptable to Parent, with such termination to be effective at or prior to the Effective Time;

(iii) a duly executed written resignation letter (the “Director and Officer Resignation Letters”), from each of the officers and directors of the Company and the Company Subsidiaries effective as of the Closing, except to the extent otherwise requested in writing by Parent prior to the Closing Date;

(iv) a certificate, validly executed by the Secretary of the Company, certifying as to (A) the valid adoption of the Company Board Resolutions, and (B) the receipt of the Company Stockholder Approval, copies of which will be attached thereto (the “Secretary Certificate”);

(v) (A) executed payoff letters, in each case dated no more than five Business Days prior to the Closing Date, in form and substance reasonably acceptable to Parent and the Debt Financing Sources, with respect to all Indebtedness of the Company set forth on Schedule C owed to the lender thereof and the amounts payable to such lender which shall among other things, confirm (1) the full and final satisfaction of such Indebtedness as of the Closing Date and (2) the automatic termination and release of any Liens related thereto upon the payment of such Indebtedness, including any other documents necessary to effect the release of such Liens (each, a “Payoff Letter”), and (B) Intellectual Property security interest releases evidencing the release of any and all Liens on Company Owned IP acceptable for recordation in the United States Patent and Trademark Office, the United States Copyright Office and any other similar domestic or foreign intellectual property office, department or agency, in the case of each of clauses (A) and (B), in form and substance reasonably satisfactory to Parent and the Debt Financing Sources;

(vi) a properly executed statement, in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing (the “FIRPTA Compliance Certificate”); and

(vii) a duly executed counterpart to the Escrow Agreement from the Equityholder Representative (the “Escrow Agreement”).

(b) At or prior to the Closing, Parent will deliver (or cause to be delivered) to the Company a duly executed counterpart to the Escrow Agreement from Parent and the Escrow Agent.

1.6 Certificate of Incorporation, and Bylaws.

(a) The certificate of incorporation of Merger Sub I in effect immediately prior to the Effective Time shall become the certificate of incorporation of the First Step Surviving Corporation in the First Merger as of the Effective Time, and the bylaws of Merger Sub I in effect immediately prior to the Effective Time shall become the bylaws of the First Step Surviving Corporation in the First Merger as of the Effective Time, in each case, until thereafter amended in accordance with the terms and conditions set forth therein and applicable Law.

(b) The certificate of incorporation of Merger Sub II in effect immediately prior to the Effective Time shall become the certificate of incorporation of the Final Surviving Corporation in the Second Merger as of the Second Effective Time, and the bylaws of Merger Sub II in effect immediately prior to the Second Effective Time shall become the bylaws of the Final Surviving Corporation in the Second Merger as of the Effective Time, in each case, until thereafter amended in accordance with the terms and conditions set forth therein and applicable Law.

1.7 Directors and Officers of the First Step Surviving Corporation and the Final Surviving Corporation. Unless otherwise determined by Parent prior to the Effective Time, the directors and officers of Merger Sub I immediately prior to the Effective Time shall be the directors and officers of the First Step Surviving Corporation immediately after the Effective Time, each to hold such office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal and otherwise in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the First Step Surviving Corporation. Unless otherwise determined by Parent prior to the Second Effective Time, the directors and officers of Merger Sub II immediately prior to the Second Effective Time shall be the directors and officers of the Final Surviving Corporation immediately after the Second Effective Time, each to hold such office until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal and otherwise in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Final Surviving Corporation.

ARTICLE II

PURCHASE PRICE; EFFECT ON SHARES

2.1 Effect of the Merger on the Capital Stock of the Constituent Corporations.

(a) Effect on Company Capital Stock. At the Effective Time, by virtue of the First Merger and without any further action on the part of Parent, the Merger Subs, the Company or the Company Stockholders or any other Person, upon the terms and subject to the conditions set forth in this Agreement, including the provisions set forth in Section 2.3, other than any Cancelled Shares and Dissenting Shares,

(i) each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b), (A) at the Closing, in accordance with Section 2.3, (x) the Per Share Capital Stock Cash Consideration (without interest thereon) and the Per Share Capital Stock Stock Consideration (without interest thereon), minus (y) the Per Share Adjustment Escrow Amount, minus (z) the Per Share Expense Fund Amount (in each case of clauses (y) and (z), such cash amounts to be deducted from the Per Share Capital Stock Cash Consideration), and (B) following the Closing, such share’s Pro Rata Share of the Additional Merger Consideration, if any;

(ii) each share of Company Series A Preferred Stock that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b), (A) at the Closing, in accordance with Section 2.3, (x) the Series A Per Share Cash Consideration (without interest thereon) and Series A Per Share Stock Consideration (without interest thereon), minus (y) if each share of Company Series A Preferred Stock is entitled to receive the Series A As-Converted Amount, the Per Share Adjustment Escrow Amount, minus (z) if each share of Company Series A Preferred Stock is entitled to receive the Series A As-Converted Amount, the Per Share Expense Fund Amount (in each case of clauses (y) and (z), such cash amounts to be deducted from the Series A Per Share Cash Consideration and for the avoidance of doubt, no such amount shall be deducted from the Series A Per Share Cash Consideration if each share of Company Series A Preferred Stock is not entitled to receive the Series A As-Converted Amount), and (B) following the Closing, in the event that each share of Company Series A Preferred Stock is entitled to receive the Series A As-Converted Amount, such share’s Pro Rata Share of the Additional Merger Consideration, if any;

(iii) each share of Company Series B Preferred Stock that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b), (A) at the Closing, in accordance with Section 2.3, (x) the Series B Per Share Cash Consideration (without interest thereon) and Series B Per Share Stock Consideration (without interest thereon), minus (y) if each share of Company Series B Preferred Stock is entitled to receive the Series B As-Converted Amount, the Per Share Adjustment Escrow Amount, minus (z) if each share of Company Series B Preferred

Stock is entitled to receive the Series B As-Converted Amount, the Per Share Expense Fund Amount (in each case of clauses (y) and (z), such cash amounts to be deducted from the Series B Per Share Cash Consideration and for the avoidance of doubt, no such amount shall be deducted from the Series B Per Share Cash Consideration if each share of Company Series B Preferred Stock is not entitled to receive the Series B As-Converted Amount), and (B) following the Closing, in the event that each share of Company Series B Preferred Stock is entitled to receive the Series B As-Converted Amount, such share’s Pro Rata Share of the Additional Merger Consideration, if any; and

(iv) each share of Company Series C Preferred Stock that is issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and shall be converted automatically into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b), (A) at the Closing, in accordance with Section 2.3, (x) the Series C Per Share Cash Consideration (without interest thereon) and Series C Per Share Stock Consideration (without interest thereon), minus (y) if each share of Company Series C Preferred Stock is entitled to receive the Series C As-Converted Amount, the Per Share Adjustment Escrow Amount, minus (z) if each share of Company Series C Preferred Stock is entitled to receive the Series C As-Converted Amount, the Per Share Expense Fund Amount (in each case of clauses (y) and (z), such cash amounts to be deducted from the Series C Per Share Cash Consideration and for the avoidance of doubt, no such amount shall be deducted from the Series C Per Share Cash Consideration if each share of Company Series C Preferred Stock is not entitled to receive the Series C As-Converted Amount), and (B) following the Closing, in the event that each share of Company Series C Preferred Stock is entitled to receive the Series C As-Converted Amount, such share’s Pro Rata Share of the Additional Merger Consideration, if any.

(b) Each share of Parent Common Stock issuable in the First Merger, or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall be book-entry shares. For purposes of calculating the aggregate amount of cash consideration payable at any time to (i) each Company Stockholder in respect of all of such Company Stockholder’s shares of Company Capital Stock held pursuant to any particular certificate or book entry evidencing such shares pursuant to this Section 2.1(a), (ii) each Company Optionholder in respect of all such Company Optionholder’s Vested Company Options and (iii) the Company Warrantholder, (x) the cash consideration and the stock consideration payable in respect of all shares of Company Capital Stock held by such Company Stockholder pursuant to any particular certificate or book entry evidencing such shares, (y) all Vested Company Options held by Company Optionholders, and (z) the Warrant, shall each be aggregated and (y) the amount of cash to be paid to each such Company Stockholder, Company Optionholder and the Company Warrantholder after such aggregation shall be rounded down to the nearest whole cent.

(c) Treatment of Company Options.

(i) Vested Company Options. At the Effective Time, each Vested Company Option shall be cancelled and extinguished (or exercised immediately prior to the Effective Time for any Vested Company Option which is intended to qualify for Enterprise Management Incentive tax treatment for UK tax purposes (the “EMI Options”)) and shall, subject to the execution and delivery by the holder of the Vested Company Option of an Option Cancellation Agreement substantially in the form attached hereto as Exhibit D (each, a “Option Cancellation Agreement”), (except in respect of the EMI Options, the holders of which following the relevant exercise, shall receive Company Capital Stock in accordance with the terms of such EMI Options) be converted into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b), (A) at the Closing, in accordance with Section 2.2(c), (x) the Per Share Option Cash Consideration (without interest thereon) and the Per Share Option Stock Consideration, minus (y) the Per Share Adjustment Escrow Amount, minus (z) the Per Share Expense Fund Amount (in each case of clauses (y) and (z), such cash amounts to be deducted from the Per Share Option Cash Consideration), and (B) following the Closing, such Vested Company Option’s Pro Rata Share of the Additional Merger Consideration, if any.

(ii) Unvested Company Options. At the Effective Time, each Unvested Company Option shall be cancelled and extinguished and shall, subject to the execution and delivery by the holder of the Unvested Company Option of an Option Cancellation Agreement, be substituted with, a restricted stock unit of Parent with respect to the number of shares of Parent Common Stock, equal to the quotient of (A) the Intrinsic Value of such Unvested Company Options, divided by (B) the Parent Stock Price (each, a “Converted RSU”); provided, that any fractional shares resulting from such quotient shall be rounded down to the nearest whole share. Following the Effective Time, each Converted RSU shall continue to have, and shall be subject to the same terms and conditions, including vesting and forfeiture, as applied to the corresponding Unvested Company Option immediately prior to the Effective Time. As soon as reasonably practicable following the Effective Time, Parent shall cause the Parent Common Stock issuable upon settlement of any Converted RSUs to be registered with the SEC on Form S-8, and will use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such Converted RSUs remain outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof.

(iii) Underwater Company Options and Unvested Company Options Held by Non-Continuing Employees. Immediately prior to the Effective Time, without any action on the part of Parent, Merger Subs, the Company or any Company Optionholder, each Underwater Company Option and each Company Option that is (a) not a Vested Company Option and (b) held by a Person other than a Continuing Employee shall be forfeited and cancelled for no consideration.

(d) Treatment of Company Warrant. At the Effective Time, the Company Warrant shall be cancelled and extinguished and shall, subject to the execution and delivery by the holder of the Company Warrant of a Warrant Cancellation Agreement substantially in the form attached hereto as Exhibit F (each, a “Warrant Cancellation Agreement”), be converted into the right to receive upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b), (A) the Per Share Warrant Cash Consideration (without interest thereon) and Per Share Warrant Stock Consideration, minus (B) the Per Share Adjustment Escrow Amount, minus (C) the Per Share Expense Fund Amount (in each case of clauses (B) and (C), such cash amounts to be deducted from the Per Share Warrant Cash Consideration), and (ii) following the Closing, such Company Warrant’s Pro Rata Share of the Additional Merger Consideration, if any. At least seven Business Days prior to the Closing Date, the Company shall send written notice to the holder of the Company Warrant in accordance with Section 3.2 of the Company Warrant.

(e) Effect on Merger Sub I Capital Stock. At the Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub I or any other Person, each share of capital stock of Merger Sub I that is issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the First Step Surviving Corporation (and the shares of the First Step Surviving Corporation into which the shares of Merger Sub I capital stock are so converted shall be the only shares of the First Step Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). From and after the Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub I capital stock will evidence ownership of such number of shares of common stock of the First Step Surviving Corporation.

(f) Effect on Merger Sub II Capital Stock. At the Effective Time, by virtue of the Second Merger and without any action on the part of the First Step Surviving Corporation, Merger Sub II or any other Person, each share of capital stock of Merger Sub II that is issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one share of common stock of the Final Surviving Corporation (and the shares of the Final Surviving Corporation into which the shares of Merger Sub II capital stock are so converted shall be the only shares of the Final Surviving Corporation’s capital stock that are issued and outstanding immediately after the Second Effective Time). From and after the Second Effective Time, each certificate evidencing ownership of a number of shares of Merger Sub II capital stock will evidence ownership of such number of shares of common stock of the Final Surviving Corporation.

(g) Treasury Stock and Parent Owned Stock. At the Effective Time, by virtue of the First Merger, each share of Company Capital Stock held by the Company or Parent (or any direct or indirect wholly owned Subsidiary of Parent) immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof or the right to receive any consideration therefor (such shares, the “Cancelled Shares”).

2.2 Payments.

(a) On the Closing Date, at or promptly following the Closing, Parent shall transfer, by wire transfer of immediately available funds to the Paying Agent for exchange in accordance with this Article II, the cash portion of the Total Merger Consideration payable at the Closing to (i) the Company Stockholders pursuant to Section 2.1(a) in exchange for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time, (ii) the holder of the Company Warrant pursuant to Section 2.1(d) in exchange for the cancellation and extinguishment of the Company Warrant outstanding as of immediately prior to the Effective Time and (iii) the Company Vested Optionholders who hold Non-Employee Options pursuant to Section 2.1(c) in exchange for Vested Company Options outstanding as of immediately prior to the Effective Time, excluding, in each case, the portion of the Escrow Cash and Expense Fund applicable to such payments.

(b) On the Closing Date, at or promptly following the Closing, Parent, or the Paying Agent on behalf of Parent, shall pay, by wire transfer of immediately available funds, to the Final Surviving Corporation the cash portion of the Total Merger Consideration payable at the Closing to the Company Vested Optionholders who hold Employee Options pursuant to Section 2.1(c) in exchange for such Employee Options outstanding as of immediately prior to the Effective Time, excluding, in each case, the portion of the Escrow Cash and Expense Fund applicable to such payments.

(c) Parent shall, or shall cause the Final Surviving Corporation or the applicable Subsidiary of the Final Surviving Corporation to, promptly (but in no event later than the first regular payroll cycle following the Closing) pay, through the payroll processing system of Parent, the Final Surviving Corporation or a Subsidiary of the Final Surviving Corporation, as applicable, in accordance with standard payroll practices, to each Company Vested Optionholder who holds Employee Options the cash amount payable at the Closing to such holder solely in respect of such Employee Options pursuant to Section 2.1(c) as set forth opposite such holder’s name in the Allocation Schedule (such amount, net of applicable Tax withholding or other deductions and excluding such holder’s contribution to the Escrow Cash and the Expense Fund as set forth on the Allocation Schedule).

(d) On the Closing Date, at or promptly following the Closing, Parent, or the Paying Agent on behalf of Parent, shall pay by wire transfer of immediately available funds, on behalf of the Company and as accounted for in the calculation of Total Merger Consideration, (i) the amount of Indebtedness due at Closing to each lender designated by the Company on the Allocation Schedule, to an account designated by such lender in the applicable Payoff Letter and by the Company in the Allocation Schedule and (ii) all Transaction Expenses payable to any Company advisors or other service providers (other than any current director, officer or employee) that remain outstanding as of the Closing, to such account or accounts as are designated in the applicable invoice from each advisor or other service provider to the Company (other than any current employee, director or officer of the Company), in each case dated no more than five Business Days prior to the Closing Date, with respect to all Closing Transaction Expenses estimated to be due and payable to such advisor or other service provider as of the Closing Date and by the Company in the Allocation Schedule.

(e) No interest will be paid or will accrue for the benefit of the Company Equity Holders or the Company’s lenders, service providers or other creditors on any portion of the Total Merger Consideration or any other amounts payable under this Agreement.

2.3 Payment and Share Issuance Procedures.

(a) (i) As promptly as practicable following the Agreement Date, and in any event no later than two Business Days prior to the distribution of the Exchange Documents by the Paying Agent, or at a later time as may be agreed between Parent and the Company, the Company shall deliver or cause to be delivered to the Paying Agent and Parent such information reasonably required by Parent and the Paying Agent to initiate document solicitation process as described in clauses (x) and (y) of this Section 2.3(a) (the “Required Information”), (ii) as promptly as practicable following receipt of the Required Information, and in any event within four Business Days thereafter, or at a later time as may be agreed between Parent and the Company, Parent shall cause the Paying Agent to set up the Paying Agent’s electronic platform which allows the applicable Company Equity Holders to complete their Exchange Documents electronically and (iii) as promptly as practicable following receipt of the Required Information, and in any event within three Business Days thereafter, or at a later time as may be agreed between Parent and the Company, Parent shall cause the Paying Agent to send an email (x) to each Company Stockholder,

(y) the holder of the Company Warrant and (z) to each Company Vested Optionholder who holds Non-Employee Options, in each case at the email address for such Person set forth in the Required Information, to invite such Person to register and log into the Paying Agent’s electronic platform to complete electronically a letter of transmittal in customary form reasonably acceptable to the Company (the “Letter of Transmittal”) and other required Exchange Documents; provided that if the Company has not provided the Required Information for any particular Company Equity Holder on or before the date that is five Business Days prior to the Closing Date, Parent shall not be required to cause the Paying Agent to, and the Paying Agent shall not be required to, send the email described in the foregoing clause (iii) to such Company Equity Holder until the later of (x) the date that is three Business Days following the Closing and (y) three Business Days following receipt of any Required Information.

(b) Subject to Section 2.6, as promptly as practicable following receipt by the Paying Agent of a Letter of Transmittal (and, with respect to each Company Optionholder, an Option Cancellation Agreement) and any other documents (including a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable, the Suitability Documentation, and a Lock-Up Agreement) that Parent or the Paying Agent may reasonably require in connection therewith (collectively, the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto, but for the avoidance of doubt in no event prior to the Effective Time, (i) Parent shall cause (A) the Paying Agent to pay to each Company Stockholder the cash amount payable to such holder at the Closing pursuant to Section 2.1(a), in each case, as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Escrow Cash and the Expense Fund as set forth on the Allocation Schedule), and (B) its transfer agent to issue to each Company Stockholder the number of shares of Parent Common Stock issuable to such holder at the Closing pursuant to Section 2.1(a), as applicable, as set forth opposite such holder’s name in the Allocation Schedule, (ii) Parent shall cause (A) the Paying Agent to pay to the holder of the Company Warrant the cash amount payable to such holder at the Closing pursuant to Section 2.1(d), as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Escrow Cash and the Expense Fund as set forth on the Allocation Schedule), and (B) its transfer agent to issue to the holder of the Company Warrant the number of shares of Parent Common Stock issuable to such holder at the Closing pursuant to Section 2.1(d), as set forth opposite such holder’s name in the Allocation Schedule, and (iii) Parent shall cause the Paying Agent to pay to each Company Vested Optionholder (solely with respect to Non-Employee Options) the cash portion of the Total Merger Consideration payable to such holder at the Closing in respect of Non-Employee Options pursuant to Section 2.1(c) as set forth opposite such holder’s name in the Allocation Schedule (such amount, for the avoidance of doubt, to exclude such holder’s contribution to the Escrow Cash and the Expense Fund as set forth on the Allocation Schedule). Notwithstanding the foregoing, if the Company has delivered the Allocation Schedule to Parent at least three Business Days prior to the Closing Date in accordance with Section 5.3, and a Company Equity Holder has delivered its Exchange Documents to the Paying Agent at least two Business Days prior to the Closing Date, then Parent shall use its reasonable best efforts to (x) cause the Paying Agent to make payments to such Company Equity Holder in accordance with Section 2.3(b)(i) or Section 2.3(b)(iii), as applicable, as soon as reasonably practicable following the Closing and in any event within one Business Day and (y) cause its transfer agent to issue shares of Parent Common Stock issuable to such Company Equity Holder in accordance with

Section 2.3(b)(ii), if applicable, on the Closing Date. Notwithstanding anything to the contrary herein or in any Suitability Documentation delivered to the Parent, Parent may, prior to the Closing Date, in its reasonable discretion and after notice to the Company, determine that a Company Stockholder is an “accredited investor” (as such term is defined in Rule 501(a) under the Securities Act) that shall receive Parent Common Stock at the Closing in accordance with this Section 2.3(b). Parent shall notify the Company of any such determination (which shall be final and binding) no later than one Business Day prior to the Closing Date and the Allocation Schedule will reflect such determination.

(c) At any time following the date that is one year following the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to Parent (or its designated successor or assign) all cash amounts that have been deposited with the Paying Agent pursuant to Section 2.2, and not disbursed to the Company Equity Holders pursuant to this Section 2.3 (as well as any and all interest thereon or other income or proceeds thereof), and thereafter the Company Equity Holders shall be entitled to look only to Parent as general creditors thereof with respect to any and all cash amounts that may be payable to such holders pursuant to Section 2.3(b) upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3(b). No interest shall be payable to the Company Equity Holders for the cash amounts delivered to Parent pursuant to the provisions of this Section 2.3(c) and which are subsequently delivered to the Company Equity Holders.

(d) Notwithstanding anything to the contrary in this Section 2.3, none of Parent, the Paying Agent, the Final Surviving Corporation nor any party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Total Merger Consideration that remains unclaimed immediately prior to the date on which it would otherwise become subject to any abandoned property, escheat or similar Law shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Notwithstanding anything to the contrary in this Agreement, in the event that there are more than 35 Company Stockholders who are not an “accredited investor” (as defined in Regulation D promulgated by the SEC) based on their Suitability Documentation (a “Non-Accredited Seller”) or otherwise determined by Parent pursuant to Section 2.3(b), the Company shall update the Allocation Schedule prior to the Closing such that (i) each Non-Accredited Seller shall receive an additional portion of the Cash Consideration in lieu of the shares of Parent Common Stock otherwise payable to such Non-Accredited Seller pursuant to the terms hereof and the shares of Parent Common Stock otherwise payable to such Non-Accredited Seller shall be re-allocated to the other Company Equity Holders, (ii) the portion of the Cash Consideration otherwise payable to each Company Equity Holder that is an accredited investor shall be decreased and (iii) the number of shares of Parent Common Stock otherwise payable to each Company Equity Holder that is an accredited investor shall be increased to account for the adjustments in clause (i). For the avoidance of doubt, any adjustment pursuant to this Section 2.3(e) shall not change the Total Merger Consideration, the Cash Consideration or the Aggregate Parent Stock Value payable by Parent hereunder.

2.4 Escrow Arrangements.

(a) As soon as reasonably practicable following the Closing, but in no event later than one Business Day following the Closing Date, Parent shall, or shall cause the Paying Agent to, deposit with the Escrow Agent (on behalf of each Company Equity Holder) the Adjustment Escrow Cash in the Adjustment Escrow Account under the terms of this Agreement and the Escrow Agreement.

(b) The Escrow Agreement shall be entered into at or prior to the Closing, by and among Parent, the Equityholder Representative, on behalf of the Company Equity Holders, and the Escrow Agent. The Escrow Cash shall be distributed to the Company Equity Holders, in accordance with their applicable Pro Rata Shares, and to Parent at the times, and upon the terms and conditions, set forth in this Agreement and the Escrow Agreement. The terms and provisions of the Escrow Agreement and the transactions contemplated thereby are specific terms of the Merger, and the approval and adoption of this Agreement and approval of the Merger by the Company Equity Holders constitutes approval by such Company Equity Holders, as specific terms of the Merger, and the irrevocable agreement of such Company Equity Holders to be bound by and comply with, the Escrow Agreement and all of the arrangements and provisions of this Agreement relating thereto, including the deposit of the Adjustment Escrow Cash into the Adjustment Escrow Account and the appointment and sole authority of the Equityholder Representative to act on behalf of the Company Equity Holders, as provided for herein and in the Escrow Agreement. The Escrow Cash shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

2.5 Dissenting Shares.

(a) Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and with respect to which the Company Stockholder thereof has properly demanded appraisal rights in accordance with Section 262 of the DGCL, and who has not effectively waived, withdrawn or lost such holder’s appraisal rights under the DGCL (collectively, the “Dissenting Shares”), shall not be converted into or represent the right to receive the payments set forth in Section 2.1, but such Company Stockholder shall only be entitled to such rights as are provided by the DGCL. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights of a stockholder of the First Step Surviving Corporation or the Final Surviving Corporation. Notwithstanding the provisions of this Section 2.5, if any holder of Dissenting Shares shall effectively waive, withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be cancelled and converted into and represent only the right to receive such Company Stockholder’s portion of the Total Merger Consideration for its Company Capital Stock, as applicable, set forth in Section 2.1, without interest thereon, and subject to the escrow provisions set forth in Section 2.1 and expense provisions in Section 9.9, upon the due surrender of duly executed Exchange Documents in the manner set forth in Section 2.3.

(b) The Company shall give Parent (i) prompt notice of any written demand (or any oral demand that the Company becomes aware of) for appraisal or dissenters’ rights received by the Company pursuant to the applicable provisions of the DGCL and (ii) the opportunity to participate in all negotiations and proceedings with respect to any such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any Company Stockholder with respect to such demands shall be submitted to Parent in advance and shall not be presented to any Company Stockholder prior to the Company receiving Parent’s prior written consent.

2.6 No Fractional Shares. The number of shares of Parent Common Stock to be issued to the Company Stockholders, Company Optionholders and the Company Warrantholder pursuant to Section 2.1(a) shall be rounded down to the nearest whole number of shares of Parent Common Stock. Notwithstanding anything to the contrary in this Agreement, no fractional shares of Parent Common Stock will be issued, and if, after aggregating all shares of Parent Common Stock (including fractional shares) that would be issued hereunder to a Company Stockholder, Company Optionholder or the Company Warrantholder, such aggregate number of shares of Parent Common Stock includes a fraction of a share of Parent Common Stock, no certificates or scrip for any such fractional shares shall be issued hereunder and such Company Stockholder, Company Optionholder or Company Warrantholder shall receive an amount in cash equal to the product of (a) such fraction of a share of Parent Common Stock multiplied by (b) the Parent Stock Price, rounded to the nearest cent, in each case, as set forth on the Allocation Schedule.

2.7 Withholding. Notwithstanding any other provision of this Agreement, Parent, the First Step Surviving Corporation, the Final Surviving Corporation, the Escrow Agent, the Paying Agent and any Affiliate of the foregoing shall be entitled to deduct and withhold from any amount payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under any provision of U.S. federal, state, local or non-U.S. Tax Law or under any applicable Law or Order, and to request and be provided any necessary Tax forms, including an IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, or any similar information. If the payor of an amount payable or otherwise deliverable pursuant to this Agreement becomes aware of any required withholding or deduction in connection with such payment or delivery to any Person (other than any such withholding or deduction required with respect to (i) compensatory amounts, (ii) a payee’s failure to provide a valid IRS Form W-9 or the appropriate version of IRS Form W-8, or (iii) the Company’s failure to deliver the FIRPTA Compliance Certificate), then such payor will make reasonable efforts to notify Parent and the Company of the basis for it, and shall use reasonable efforts to provide such person with an opportunity to prevent or reduce any such withholding or deduction to the extent permitted by applicable Law. To the extent any such amounts payable pursuant to this Agreement are so deducted or withheld and paid to the proper Governmental Entity, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.8 Taking of Necessary Action; Further Action. If at any time after the Effective Time or the Second Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Final Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent, the Merger Subs, and the officers and directors of the Company, Parent and the Merger Subs are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

2.9 Post-Closing Reconciliation.

(a) At least five Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”) that shall set forth its good faith calculation of (i) the estimated Closing Working Capital Adjustment Amount (the “Estimated Closing Working Capital Adjustment Amount”), (ii) the estimated Closing Indebtedness Amount (the “Estimated Closing Indebtedness Amount”), (iii) the estimated Closing Cash Amount (the “Estimated Closing Cash Amount”), (iv) the estimated Closing Transaction Expenses (the “Estimated Closing Transaction Expenses”), (v) the Total Merger Consideration calculated based on such estimated amounts (the “Estimated Total Merger Consideration”) (including the component pieces thereof), and (vi) a schedule setting forth (A) each Company Equity Holder, (B) the Per Share Capital Stock Stock Consideration, Per Share Capital Stock Cash Consideration, Series A Per Share Stock Consideration, Series A Per Share Cash Consideration, Series B Per Share Stock Consideration, Series B Per Share Cash Consideration, Series C Per Share Stock Consideration, Series C Per Share Cash Consideration, Per Share Option Stock Consideration, Per Share Option Cash Consideration, Per Share Warrant Stock Consideration and Per Share Warrant Cash Consideration, as applicable, to which each Company Equity Holder is entitled under this Agreement, (C) the Per Share Adjustment Escrow Amount and the Per Share Expense Fund Amount and (D) the Pro Rata Share of each Company Equity Holder (the “Allocation Schedule”), in each case, accompanied by reasonably detailed back-up documentation for such calculations. The Allocation Schedule shall also state whether the holders of the Company Preferred Stock are entitled to receive the Series A As-Converted Amount, the Series B As-Converted Amount and the Series C As-Converted Amount, as applicable. The Company shall prepare the Estimated Closing Statement in accordance with the applicable definitions in this Agreement and, in the case of the Estimated Closing Working Capital Adjustment Amount, the Accounting Principles. The Allocation Schedule shall be prepared in accordance with the Company Certificate of Incorporation. The Company shall make available to Parent and its Representatives the books and records used in preparing the Estimated Closing Statement and reasonable access (on reasonable prior written notice and during normal business hours) to employees of the Company involved in the preparation of the Estimated Closing Statement, as Parent may reasonably request in connection with its review of such statements, and will otherwise cooperate in good faith with Parent’s and its Representatives’ review of such statements and shall consider in good faith reasonable comments provided by Parent or its Representatives on the Estimated Closing Statement, as applicable. The Company may revise the Estimated Closing Statement prior to the Closing to reflect any comments from Parent and to make any other changes thereto required to update or correct the information set forth therein. Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or Parent making an objection that is not fully implemented in a revised Estimated Closing Statement, as applicable. The parties hereto agree that the Paying Agent, Parent and the Final Surviving Corporation shall be entitled to rely on information set forth on the Allocation Schedule in making or causing to be made payments under this Article II and none of the Paying Agent, Parent nor the Final Surviving Corporation shall be responsible or liable for the calculations or the determinations regarding such calculations set forth therein.

(b) As soon as reasonably practicable after the Closing Date, and in any event within 90 days after the Closing Date, Parent shall prepare and deliver to the Equityholder Representative a statement (the “Post-Closing Statement”) that shall set forth its calculation of (i) the Closing Working Capital Adjustment Amount, (ii) the Closing Indebtedness Amount, (iii) the Closing Cash Amount, (iv) the Closing Transaction Expenses and (v) the Total Merger Consideration calculated based on such amounts (including the component prices thereof), in each case, accompanied by reasonably detailed back-up documentation for such calculations. Parent shall prepare the Post-Closing Statement in accordance with the applicable definitions in this Agreement and, in the case of the Closing Working Capital Adjustment Amount, the Accounting Principles. The Equityholder Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) within 30 days of the Equityholder Representative’s receipt of the Post-Closing Statement (the “Adjustment Review Period”) if the Equityholder Representative disagrees with any portion of the Post-Closing Statement. During the Adjustment Review Period, Parent will make available to the Equityholder Representative and its Representatives copies of Parent’s working papers and the working papers of Parent’s independent accountants, if any, relating to the preparation of the Post-Closing Statement and the calculations set forth therein after signing a customary confidentiality and non-reliance agreement relating to such access to working papers in form and substance reasonably acceptable to Parent’s independent accountants, as well as the relevant books and records of the Company, and Parent shall cause the Company and its Representatives to use commercially reasonable efforts to assist the Equityholder Representative and its Representatives in their reasonable review of the Post-Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Equityholder Representative’s proposed adjustments to the Post-Closing Statement with reasonably detailed supporting documentation. If Notice of Adjustment Disagreement is not received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Post-Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Equityholder Representative and shall become final and binding upon the parties hereto and the Company Equity Holders for all purposes under this Agreement. If the Notice of Adjustment Disagreement is timely received by Parent on or prior to the expiration date of the Adjustment Review Period, then any component of the Post-Closing Statement which is not disputed in such Notice of Adjustment Disagreement shall become final and binding upon the parties hereto and the Company Equity Holders for all purposes under this Agreement. During the 30 days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), if any, the Equityholder Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any discussions (including any materials exchanged in connection therewith) between the Equityholder Representative and Parent and their respective Affiliates related to resolving any objections under this Section 2.9(b) (unless otherwise agreed by the Equityholder Representative and Parent) shall be governed by Rule 408 of the Federal Rules of Evidence and any equivalent state Law. Any items agreed to by the Equityholder Representative and Parent in a written agreement executed and delivered by each of the Equityholder Representative and Parent, together with any items not disputed or objected to by the Equityholder Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.” If at the end of the Adjustment Resolution Period, the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, the Equityholder Representative and Parent, or either of them, shall refer all matters in the Notice of Adjustment Disagreement other than the Resolved Matters (the “Unresolved Matters”) to Grant Thornton LLP (the “Independent Accountant”). In the event that Grant Thornton LLP refuses or is otherwise unable to act as the Independent Accountant, the Equityholder Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States of national recognition mutually agreeable to the Equityholder Representative and Parent, in which event “Independent Accountant” shall mean such firm. Within 30 days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto for all purposes under this Agreement, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Equityholder Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Equityholder Representative in the Notice of Adjustment Disagreement or Parent in the Post-Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items in the Post-Closing Statement or make any determination with respect to any matter other than the Unresolved Matters. During the review by the Independent Accountant, Parent and the Equityholder Representative shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.9(b); provided that the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The terms of appointment and engagement of the Independent Accountant shall be as reasonably agreed upon between Parent and the Equityholder Representative, and any fees and expenses of the Independent Accountant shall initially be borne fifty percent (50%) by Parent and fifty percent (50%) by the Equityholder Representative (on behalf of the Company Equity Holders); provided that such fees and expenses of the Independent Accountant shall ultimately be borne by Parent and the Equityholder Representative (on behalf of the Company Equity Holders) based on the inverse of the percentage that the Independent Accountant’s resolution of the disputed items covered by such Notice of Adjustment Disagreement (before such allocation) bears to the total amount of such disputed items as originally submitted to the Independent Accountant (for example, if the total amount of such disputed items as originally submitted to the Independent Accountant equals $1,000 and the Independent Accountant awards $600 in favor of the Equityholder Representative’s position, 60% of the fees and expenses of the Independent Accountant would be borne by Parent and 40% of the fees and expenses of the Independent Accountant would be borne by the Equityholder Representative (on behalf of the Company Equity Holders)).

(c) The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Equityholder Representative to Parent prior to the expiration of the Adjustment Review Period, the Post-Closing Statement delivered by Parent to the Equityholder Representative pursuant to Section 2.9(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Equityholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Equityholder Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Parent to the Equityholder Representative pursuant to Section 2.9(b) as adjusted pursuant to the written agreement executed and delivered by Parent and the Equityholder Representative or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Equityholder Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Equityholder Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Post-Closing Statement delivered by Parent to the Equityholder Representative pursuant to Section 2.9(b) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.9(b). The date on which the Final Closing Statement is finally determined in accordance with this Section 2.9(c) is hereinafter referred to as the “Determination Date.” The Final Closing Statement and all amounts set forth therein shall be final and binding upon the parties hereto and the Company Equity Holders for all purposes under this Agreement.

(d) If the Total Merger Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.9) is less than the Estimated Total Merger Consideration set forth in the Estimated Closing Statement (after giving effect to any revisions thereto in accordance with Section 2.9(a)) (such difference, the “Post-Closing Deficit Amount”), then Parent and the Equityholder Representative shall promptly (but in all events within five Business Days after the Determination Date), instruct the Escrow Agent to promptly transfer and release to Parent an aggregate amount of Adjustment Escrow Cash from the Adjustment Escrow Account equal to the absolute value of the Post-Closing Deficit Amount (plus any costs allocated to the Equityholder Representative (on behalf of the Company Equity Holders) pursuant to Section 2.9(b)).

(e) If the Total Merger Consideration set forth in the Final Closing Statement (as finally determined in accordance with this Section 2.9) is greater than the Estimated Total Merger Consideration set forth in the Estimated Closing Statement (after giving effect to any revisions thereto in accordance with Section 2.9(a)) (such difference, the “Post-Closing Excess Amount”), then Parent shall promptly (but in all events within five Business Days after the Determination Date) pay the Post-Closing Excess Amount in cash to the Paying Agent for further distribution to the Company Equity Holders, pursuant to Section 2.1(a), Sections 2.1(c) and Section 2.1(d), as applicable; provided that as a condition to Parent’s and Paying Agent’s obligation to make such payments, the Equityholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the portion of the Post-Closing Excess Amount payable to each Company Equity Holder. Notwithstanding any other term of this Agreement, in no event shall Parent be obligated to pay, with respect to the Post-Closing Excess Amount, an aggregate amount in excess of $3,000,000, even if the Total Merger Consideration exceeds the Estimated Total Merger Consideration by an amount that is greater than the amount of $3,000,000. If the final Total Merger Consideration exceeds the Estimated Total Merger Consideration by an amount that is greater than the amount of $3,000,000, neither the Company Equity Holders nor the Equityholder Representative shall have any recourse against any of Parent or the Final Surviving Corporation for such difference.

(f) Following the payment of any Post-Closing Deficit Amount to Parent in accordance with Section 2.9(d) or, if there is a Post-Closing Excess Amount, the payment by Parent of such amount to the Company Equity Holders in accordance with Section 2.9(e), Parent and the Equityholder Representative shall deliver a joint instruction to the Escrow Agent instructing the Escrow Agent to release from the Adjustment Escrow Account an aggregate cash amount equal to the then-remaining Adjustment Escrow Cash available in the Adjustment Escrow Account, if any, to the Paying Agent for further distribution to the Company Equity Holders pursuant to Section 2.1(a), Section 2.1(c) and Section 2.1(d), as applicable; provided that as a condition to Parent’s and Paying Agent’s obligation to make such distributions, the Equityholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the portion of the remaining Adjustment Escrow Cash to be distributed to each Company Equity Holder.

(g) Parent and the Final Surviving Corporation shall be entitled to conclusively rely upon the updated Allocation Schedule delivered by the Equityholder Representative, including with respect to whether any individual Company Equity Holder received the appropriate portion of any such distribution, and in no event will Parent, the Final Surviving Corporation or any of their Affiliates have any liability to any Person on account of payments or distributions made in accordance with the updated Allocation Schedule delivered by the Equityholder Representative.

2.10 Equitable Adjustments. If at any time during the Interim Period, any change in the outstanding shares of Parent Common Stock shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, any number or amount contained in this Agreement which is based on the price of Parent Common Stock or the number of shares of Parent Common Stock shall be equitably adjusted to the extent necessary to provide the parties the same economic effect with respect to the Parent Common Stock as contemplated by this Agreement prior to such reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or stock dividend thereon.

2.11 Tax-Related Adjustment to Stock and Cash Consideration. Notwithstanding any other provision contained in this Agreement or anything else to the contrary, in the event that the aggregate Total Merger Consideration payable to all Company Stockholders in the form of Parent Common Stock in respect of shares of Company Capital Stock (after taking into account the application of Section 2.3(e), Section 2.5 and Section 2.6 and assuming that the maximum amount of the Post-Closing Excess Amount is payable by Parent pursuant to Section 2.9(e) but before applying this Section 2.11) is less than 40% of the aggregate Total Merger Consideration payable to all Company Stockholders in respect of shares of Company Capital Stock (in each case, after taking into account the application of Section 2.3(e), Section 2.5 and Section 2.6 and assuming that the maximum amount of the Post-Closing Excess Amount is payable by Parent pursuant to Section 2.9(e) but before applying this Section 2.11), then (i) the number of shares of Parent Common Stock issuable to (w) each Company Stockholder (other than those who are only entitled to receive cash consideration pursuant to Section 2.3(e)) and (x) each Company Vested Optionholder, in each case pursuant to Section 2.1 shall automatically (and without requiring any further action on the part of such Company Stockholder or Company Vested Optionholder) be increased pro rata (based on the aggregate amount of Parent Common Stock issuable to each such Company Stockholder and each Company Vested Optionholder) on a dollar-for-dollar basis (based on the Parent Stock Price), and (ii) the Cash Consideration payable to (y) each such Company Stockholder and (z) each Company Vested Optionholder, in each case pursuant to Section 2.1 shall be correspondingly and automatically decreased pro rata on a dollar-for-dollar basis until the aggregate Total Merger Consideration payable in the form of Parent Common Stock to all

Company Stockholders (other than those who are only entitled to receive cash consideration pursuant to Section 2.3(e)) in respect of shares of Company Capital Stock equals 40% of the aggregate Total Merger Consideration payable to all Company Stockholders. Any Company Stockholder who is only entitled to receive cash consideration pursuant to Section 2.3(e) shall not have their portion of the Total Merger Consideration adjusted pursuant to this Section 2.11. For purposes of this Section 2.11 and any adjustment therein, the value of each share of Parent Common Stock shall be assumed to be equal to the Parent Stock Price.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule of the Company dated as of the Agreement Date and delivered to Parent concurrently with the execution of this Agreement (the “Disclosure Schedule”) (each of which disclosures shall clearly indicate the Section and, if applicable, the Subsection of this Article III to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent on its face), and in which case such disclosures shall be deemed to be an exception to, or qualification or modification of, the representations and warranties in each such Section, Subsection or other relevant representation and warranty), the Company represents and warrants to Parent and the Merger Subs, as of the date hereof and as of the Closing, that:

3.1 Organization of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all organizational powers and authority required to carry on its business as presently conducted and as contemplated to be conducted immediately after the Closing, to own, lease or operate its properties, rights, and assets and to consummate the transactions contemplated by this Agreement. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such licensing or qualification is material to the business as presently conducted and as contemplated to be conducted immediately after the Closing or the ownership, operation or leasing of its properties and assets now owned, leased or operated by it.

(b) The Company has made available correct and complete copies of its certificate of incorporation, as amended to date (the “Company Certificate of Incorporation”), bylaws, as amended to date, each in full force and effect on the Agreement Date (collectively, the “Company Charter Documents”), and other governing documents, including its Amended and Restated Investors’ Rights Agreement, Amended and Restated Voting Agreement and Amended and Restated Right of First Refusal and Co-Sale Agreement, each dated as of October 8, 2021, each as amended to date and in full force and effect on the Agreement Date (collectively, the “Company Governing Documents”). The Company Board has not approved or proposed, nor has any Person proposed, any amendment to any of the current Company Charter Documents or Company Governing Documents. The Company is not in violation of any of the provisions of the Company Charter Documents or Company Governing Documents in any material respect.

3.2 Company Capital Structure.

(a) As of the Agreement Date, the authorized capital stock of the Company consists of (i) 56,260,000 shares of Company Common Stock, $0.00001 par value, of which 16,768,390 shares are issued and outstanding, and (ii) 23,673,630 shares of Company Preferred Stock, $0.00001 par value, (A) 9,500,000 shares of which are designated Series A Preferred Stock and all of which are issued and outstanding, (B) 6,188,430 shares of which are designated Series B Preferred Stock and all of which are issued and outstanding, and (C) 7,985,200 shares of which are designated Series C Preferred Stock and all of which are issued and outstanding. 43,230 shares of Company Common Stock are subject to the Company Warrant. Each share of Company Preferred Stock is convertible into the number of shares of Company Common Stock as is determined by dividing the Applicable Original Issue Price (as defined in the Company Certificate of Incorporation) by the Applicable Conversion Price (as defined in the Company Certificate of Incorporation) in effect at the time of conversion. Other than the shares set forth above, there are no other issued and outstanding shares of Company Capital Stock and there are no commitments or Contracts to issue any shares of Company Capital Stock other than pursuant to (x) the conversion provisions related to the Company Preferred Stock pursuant to the Company Certificate of Incorporation, (y) the exercise of Company Options under the Company Equity Plan and (z) the Company Warrant, in each case, outstanding as of the Agreement Date. The Company holds no treasury shares. Section 3.2(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of the Company Stockholders and the number and type of such shares so owned by each such Company Stockholder, and any beneficial holders thereof. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Company Charter Documents, the Company Governing Documents or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Capital Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Law any shares of Company Capital Stock, any Company Securities or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Capital Stock and all Company Options were issued in compliance with Law and all requirements set forth in the Company Charter Documents, the Company Governing Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound. No shares of Company Capital Stock are subject to vesting, reverse vesting, forfeiture, a right of repurchase or to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code.

(b) As of the Agreement Date, the Company has reserved 11,301,250 shares of Company Common Stock for issuance to Company Service Providers pursuant to the Company Equity Plan, of which 6,976,196 shares are subject to outstanding and unexercised Company Options, and 2,147,434 shares remain available for issuance thereunder. Section 3.2(b)-1 of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of all holders of Company Options, including the name of such holder, number of shares of Company Capital Stock subject to each Company Option and, as applicable, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (with respect to each Company Option, as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B)), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such Company Option under Section 422 of the Code (or any applicable foreign Tax Law), the term of each Company Option, any special post-termination exercise period, the equity plan from which such Company Option was granted (if any), whether any such Company Option was granted with an “early exercise” right in favor of the holder, and the country and state of residence of each such holder of Company Options. All Company Options listed on Section 3.2(b)-1 of the Disclosure Schedule that are denoted as incentive stock options under Section 422 of the Code so qualify and have so qualified since the date of grant. Section 3.2(b)-2 of the Disclosure Schedule indicates, as of the Agreement Date, which holders of Company Options are Persons that are not employees of the Company (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company.

(c) With respect to the Company Options, (i) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, (ii) no Company Option differs in any material respect from the standard form of applicable award agreement under the applicable Company Equity Plan, a correct and complete copy of such award agreement has been made available to Parent (other than any vesting acceleration provisions or other material deviations from the standard form contained therein, as indicated in Section 3.2(b) of the Disclosure Schedule) and (iii) there is no agreement, arrangement or understanding (written or oral) to amend, modify or supplement any such award agreement in any case from the form made available to Parent. No shares of Company Capital Stock are subject to vesting as of the Agreement Date and no Company Options are “early exercisable” as of the Agreement Date. No Company Option is subject to Section 409A of the Code. The treatment of Company Option under Section 2.1 is permitted under the Company Equity Plan, applicable Laws, and the underlying individual agreements for such equity awards. The Company has no outstanding commitments to grant Company Options or other equity or equity-based awards. No Company Option that was granted so as to qualify as an incentive stock option as defined in Section 422 of the Code was early exercised by the holder of such Company Option.

(d) As of the Agreement Date, there are no authorized, issued or outstanding Company Securities, other than shares of Company Capital Stock set forth on Section 3.2(a) of the Disclosure Schedule and Company Options set forth on Section 3.2(b)-1 of the Disclosure Schedule. Other than as set forth on Section 3.2(a), Section 3.2(b)-1 or Section 3.2(c) of the Disclosure Schedule, as of the Agreement Date, no Person holds any Company Securities, or is party to any Contract of any character to which the Company or a Company Equity Holder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Equity Holder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Securities or other rights to purchase or otherwise acquire any Company Securities, whether vested or unvested or (ii) obligating the Company to grant, extend, accelerate or modify the vesting or repurchase rights of (other than any vesting acceleration provisions contained therein as indicated in Section 3.2(b)-1 of the Disclosure Schedule), change the price of, or otherwise amend or enter into any Company Option or other Company Security.

(e) There is no Indebtedness of the Company (i) granting its holder the right to vote on any matters on which any Company Equity Holder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company.

(f) There are no Contracts relating to voting, purchase, sale or transfer of any Company Capital Stock (i) between or among the Company, on the one hand, and any Company Equity Holder, on the other hand, and (ii) between or among any of the Company Equity Holders. No Company Equity Plan nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options requires or otherwise provides for any accelerated vesting of any Company Options or the acceleration of any other benefits thereunder, in each case in connection with the transactions contemplated by this Agreement or upon termination of employment or service with the Company or Parent, or any other event, whether before, upon or following the Effective Time or otherwise.

(g) The information set forth in the Allocation Schedule will be true and accurate in all respects as of the date provided to Parent.

3.3 Subsidiaries; Ownership Interests.

(a) Section 3.3(a) of the Disclosure Schedule lists the entire authorized stock or other equity interests of each Company Subsidiary as of the date hereof, all of which are owned by the Company or a Company Subsidiary free and clear of all Liens, other than any restrictions on transfer under applicable state and federal securities Laws and the organizational documents of the Company. Neither the Company nor the Company Subsidiaries owns, holds or has the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. All issued and outstanding shares of capital stock of the Company Subsidiaries are duly authorized, validly issued, fully paid and non-assessable and are free of any Liens, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute or the Organizational Documents of such Company Subsidiary, each as amended to date and in full force and effect on the Agreement Date or any Contract to which such Company Subsidiary is a party or by which the Company or any of its assets is bound. As of the Agreement Date, no Person holds any (i) options, warrants, SAFEs or other rights, arrangements or commitments to acquire the capital stock of any Company Subsidiary, in each case pursuant to Contracts to which such Company Subsidiary is a party, (ii) shares of capital stock of or other voting securities or ownership interests in any Company Subsidiary or (iii) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock, profit participation, or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in any Company Subsidiary that in each case have been issued or granted by such Company Subsidiary or are pursuant to Contracts to which such Company Subsidiary is a party (collectively, “Company Subsidiary Securities”). As of the Agreement Date, no Person is party to any Contract of any character to which any Company Subsidiary is a party or by which it or its assets is bound, (A) obligating such Company Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Securities or other rights to purchase or otherwise acquire any Company Subsidiary Securities, whether vested or unvested or (B) obligating such Company Subsidiary to grant, extend, accelerate or modify the vesting or repurchase rights of, change the price of, or otherwise amend or enter into any Company Subsidiary Security.

(b) Each Company Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each Company Subsidiary has the corporate power to own, operate, distribute and lease its properties and to conduct its business as presently conducted and as contemplated to be conducted immediately after the Closing and is duly qualified to do business and is in good standing in each jurisdiction where such licensing or qualification is material to the business it is conducting or the ownership, operation or leasing of its properties and assets. No Company Subsidiary is in violation of any of the provisions of its Organizational Documents in any material respects.

3.4 Authority and Enforceability.

(a) The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and any Related Agreements to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary organizational action on the part of the Company and no further corporate action is required on the part of the Company to authorize this Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement and each of the Related Agreements to which the Company is a party have been, or, as of the Effective Time shall be, duly executed and delivered by the Company and assuming due authorization, execution and delivery of this Agreement and any Related Agreement to which they are party by each of Parent, Merger Sub I and Merger Sub II, this Agreement and each of the Related Agreements to which the Company is a party constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject to (A) Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally and (B) principles of equity, rules of law governing specific performance, injunctive relief and other equitable remedies (the “Enforcement Exceptions”). The Company Stockholder Approval is the only vote, approval or consent of the holders of any class or series of Company Capital Stock or any other securities of the Company that is necessary to adopt this Agreement and each of the Related Agreements to which the Company is a party and approve the transactions contemplated hereby and thereby. The Company Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Company Board, has (x) declared that this Agreement, the Related Agreements and the transactions contemplated hereby and thereby, including the Merger, upon the terms and subject to the conditions set forth herein, are advisable and in the best interests of the Company and the Company Stockholders, (y) approved this Agreement in accordance with the provisions of the DGCL and (z) directed that the adoption of this Agreement and approval of the Merger be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement and approve the Merger (collectively, the “Company Board Resolutions”).

(b) The Company, the Company Board and the Company Stockholders have taken all actions such that the restrictive provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination,” “interested shareholder” or other similar anti-takeover statute or regulation, and any anti-takeover provision in the Company Charter Documents shall not be applicable to any of Parent, the Company or Final Surviving Corporation or to the execution, delivery or performance of the transactions contemplated by this Agreement, including the consummation of the Merger or any of the other transactions contemplated by this Agreement.

3.5 Non-contravention. The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the transactions by the Company contemplated hereby and thereby, including the Merger, do not and will not (with or without notice or lapse of time, or both) (a) result in any violation or breach of any provision of the Company Charter Documents, the Company Governing Documents or the Organizational Documents of the Company, (b) assuming compliance with the matters referred to in Section 3.6, result in a violation or breach of any provision of any Law, or (c) require any consent or approval under, violate, result in any breach of or default under (or an event that, with notice or lapse of time or both, would become a default), result in the cancellation, adverse amendment, right of payment, termination or acceleration of any right or obligation or the loss of any benefit to which the Company or any Company Subsidiary is entitled under, or result in termination or give to others any right of termination of, any Contract or any Permit to which the Company or any Company Subsidiary is a party, or by which any of their respective properties or assets are bound, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to be material to the Company.

3.6 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement and any Related Agreement to which the Company is a party or the consummation of the transactions contemplated hereby and thereby require no consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity (each, a “Governmental Authorization”) other than (a) the filings of the First Certificate of Merger and the Second Certificate of Merger as provided in Section 1.2 and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (b) compliance with any applicable requirements of (i) the HSR Act and (ii) any other applicable Antitrust Laws or any Foreign Investment Laws.

3.7 Company Financial Statements; No Undisclosed Liabilities

(a) Section 3.7(a) of the Disclosure Schedule sets forth true, complete and correct copies of the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022 (including, in each case, balance sheets, statements of operations, statements of changes in stockholders’ equity and statements of cash flows) (the “Audited Financials”) and its unaudited consolidated financial statements (including, in each case, balance sheets, statements of operations, statements of changes in stockholders’ equity and statements of cash flows) as of January 31, 2025 (the “Balance Sheet Date”) (the “Interim Financials” and collectively with the Audited Financials, the “Financials”). The Financials (i) are prepared from and consistent with the books and records of the Company, (ii) fairly present in all material respects the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified (subject, in the case of the Interim Financials, to normal recurring year-end audit adjustments, none of which individually or in the aggregate are or shall be material to the Company), and (iii) were prepared in accordance with GAAP, except for the absence of footnotes in the Interim Financials (none of which are, individually or in the aggregate, material in amount or effect), applied on a consistent basis throughout the periods indicated and consistent with each other.

(b) The Company does not have any material Liabilities other than (i) those set forth on or reserved against in the face of the balance sheet (the “Current Balance Sheet”) included in the Interim Financials as of the Balance Sheet Date, (ii) those incurred in the conduct of the Company’s business since the Balance Sheet Date in the Ordinary Course of Business that do not result from any breach of Contract, warranty, infringement, misappropriation, tort or violation of Law by the Company and (iii) those incurred by the Company in connection with the negotiation, execution and delivery of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, including all Transaction Expenses. Except for Liabilities reflected in the Financials, the Company does not have any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. Since the Lookback Date, the Company has not guaranteed any debt or other obligation of any other Person. All reserves that are set forth in or reflected in the Current Balance Sheet have been established in accordance with GAAP consistently applied.

(c) Section 3.7(c) of the Disclosure Schedule sets forth, as of the Agreement Date, a correct and complete list of all Indebtedness of the Company described in clauses (a) through (e) and, solely with respect to the foregoing clauses, clause (k) in the definition of “Indebtedness,” including, for each such item of Indebtedness, the outstanding principal and accrued but unpaid interest, the agreement governing the Indebtedness, any assets securing such Indebtedness and any prepayment or other penalties payable in connection with the repayment of such Indebtedness at the Closing pursuant to the agreements governing such Indebtedness.

(d) The Company has established, maintains and adheres to a system of internal accounting controls designed to provide reasonable assurances regarding the reliability of financial reporting, including (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, the Company’s independent auditors nor, to the Knowledge of the Company, any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants or directors of the Company who have a role in the preparation of the Financials or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. Neither the Company, nor, to the Knowledge of the Company, any Representative of

the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Financials. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that could materially and adversely affect the Company’s ability to record, process, summarize and report financial data. There has been no material change in the Company’s accounting policies since the Lookback Date, except as described in the Financials.

3.8 No Changes. Since December 31, 2024: (a) the Company and the Company Subsidiaries have conducted its business in the Ordinary Course of Business (except with respect to actions taken by the Company in connection with this Agreement and the transactions contemplated hereby), (b) there has not occurred a Company Material Adverse Effect, and (c) the Company has not taken any action that, if taken after the Agreement Date, would constitute a breach of, or require the consent of, Parent under Section 6.2.

3.9 Tax Matters.

(a) General Tax Matters.

(i) The Company and each of the Company Subsidiaries have (A) prepared and timely filed all income and other material Tax Returns required to be filed, and such Tax Returns are true and correct in all material respects and (B) timely paid all material Taxes required to be paid by them (whether or not shown or required to be shown on any Tax Return). Neither the Company nor any Company Subsidiary is the beneficiary of any extension of time within which to file any Tax Return (other than automatically granted extensions to file income Tax Returns that are obtained in the Ordinary Course of Business).

(ii) The Company and each Company Subsidiary have paid or withheld or collected with respect to their respective employees, creditors, customers, stockholders and other third parties, all material Taxes and social security charges, Federal Insurance Contribution Act amounts, Federal Unemployment Tax Act amounts and other material Taxes required to be paid or withheld or collected, and have timely paid over any such Taxes and other amounts to the appropriate Governmental Entity in accordance with applicable Law, and filed correct and complete information Tax Returns to the extent required to be filed with respect thereto.

(iii) There is no material Tax deficiency outstanding, assessed or proposed in writing against the Company or any Company Subsidiary that has not been paid or otherwise resolved in full, and neither the Company nor any Company Subsidiary has executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

(iv) No audit or other examination with respect to any Taxes of the Company or any Company Subsidiary is in progress, nor has the Company been notified in writing of any request for such an audit or other examination which remains outstanding. No written claim has ever been made by any Tax authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or such Company Subsidiary is or may be subject to Tax in that jurisdiction. No adjustment relating to any Tax Return filed by the Company or any of Company Subsidiary has been proposed in writing by any Tax authority, which remains outstanding. Neither the Company nor any of Company Subsidiary is a party to or bound by any closing or other agreement or ruling with any Governmental Entity with respect to Taxes. There are no matters relating to Taxes under discussion between any Tax authority, on the one hand, and the Company or any Company Subsidiary, on the other hand.

(v) As of the Balance Sheet Date, neither the Company nor any Company Subsidiary has any liabilities for material unpaid Taxes which have not been accrued or reserved on the face of the Current Balance Sheet (rather than in any notes thereto), whether asserted or unasserted, contingent or otherwise, and neither the Company nor any Company Subsidiary has incurred any liability for Taxes other than in the Ordinary Course of Business (or recognized any extraordinary gain) since the Balance Sheet Date (other than as a result of the Closing).

(vi) There are no Liens on the assets of the Company or any Company Subsidiary relating or attributable to Taxes, other than Liens for Taxes not yet due and payable.

(vii) Neither the Company nor any Company Subsidiary has been, during the applicable period provided in Section 897(c) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(viii) Neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355 or Section 361 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(ix) Neither the Company nor any Company Subsidiary has participated in any “reportable transaction” as defined in Section 6707A(c) of the Code or the Treasury Regulations promulgated thereunder, engaged in any transaction that would require the filing of an IRS Schedule UTP, or participated or engaged in any other transaction that is subject to disclosure requirements pursuant to a corresponding or similar provision of state, local or non-U.S. Tax Law. Neither the Company nor any Company Subsidiary has taken a position on any Tax Return that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code (or any similar provision of state, local or non-U.S. Tax Law).

(x) None of the Company, any Company Subsidiary or any of their respective predecessors has (A) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than an affiliated group of which the Company was the common parent), (B) ever been a party to any Tax sharing, indemnification, reimbursement or allocation agreement, nor does the Company or any of Company Subsidiary owe any amount under any such agreement (other than Commercial Tax Agreements), (C) any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, by operation of Law, by Contract or otherwise (other than Commercial Tax Agreements) or (D) ever been a party to any joint venture, partnership or other agreement that could reasonably be treated as a partnership for U.S. federal income Tax purposes.

(xi) Neither the Company nor any Company Subsidiary (or Parent as a result of its acquisition of the Company) will be required to include any amount of income or gain or exclude any amount of deduction or loss from taxable income for any Tax period or portion thereof ending after the Closing as a result of (A) any adjustment under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law) by reason of a change in a method of accounting filed before the Closing, or use of an improper method of accounting filed (or otherwise used, adopted or imposed) before the Closing, (B) any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) entered into on or prior to the Closing Date, (C) any intercompany transaction (including any intercompany transaction subject to Section 367 or 482 of the Code) or excess loss account described in the Treasury Regulations promulgated pursuant to Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) with respect to a transaction occurring before the Closing, (D) any installment sale or open transaction disposition made on or prior to the Closing Date, or (E) any deferred revenue or prepaid amount received or accrued on or prior to the Closing Date. The Company has not made an election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(xii) The Company has since formation used the accrual method of accounting for income Tax purposes.

(xiii) Section 3.9(a)(xiii) of the Disclosure Schedule sets forth a list of the entity classification of the Company and each Company Subsidiary for U.S. federal income tax purposes (including whether any Subsidiary organized outside the United States is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code), and, unless otherwise noted on Section 3.9(a)(xiii), the Company has had such classification at all times since its incorporation or formation, as applicable, and no election is pending to change any such classification. Neither the Company nor any Company Subsidiary has had any direct or indirect ownership interest in any arrangement treated as a partnership for U.S. federal income Tax purposes.

(xiv) Neither the Company nor any Company Subsidiary is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in such other country.

(xv) Neither the Company nor any Company Subsidiary has ever (A) participated in an international boycott as defined in Section 999 of the Code, (B) been subject to any accumulated earnings Tax or personal holding company Tax, (C) had branch operations in any foreign country, (D) been party to a gain recognition agreement under Section 367 of the Code or (E) incurred a dual consolidated loss within the meaning of Section 1503. Neither the Company nor any Company Subsidiary has transferred any intangible property the transfer of which would be subject to the rules of Section 367(d) of the Code. No Tax ruling has been issued to the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has applied for any Tax ruling. To the extent required by applicable Law, the Company and the Company Subsidiaries have filed all reports and has created or retained all records required under Sections 6038, 6038A, 6038B, 6038C, 6046 and 6046A of the Code (and any comparable provisions of any non-U.S. Tax Law).

(xvi) The Company and the Company Subsidiaries are, and have been at all relevant times, in compliance in all material respects with all applicable transfer pricing Laws and regulations.

(xvii) Section 3.9(a)(xvii) of the Disclosure Schedule lists all Tax holidays that were granted by a Tax authority and are not generally available to Persons without specific application therefor with regard to the payment of Taxes which have current applicability to the Company or any Company Subsidiary. The Company and the Company Subsidiaries are currently in compliance with the requirements for all such Tax holidays and similar Tax benefits and have been in compliance since such holiday or benefit was originally claimed by the Company or the applicable Company Subsidiary. To the Knowledge of the Company, no Tax holiday or similar Tax benefit of the Company or any Company Subsidiary will terminate or be subject to recapture or clawback by reason of the transactions contemplated by this Agreement.

(xviii) Neither the Company nor any Company Subsidiary has taken, intends to take, or has agreed to take any action, nor has Knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(xix) To the Knowledge of the Company, there is no material property or obligation of the Company or any Company Subsidiary, including uncashed checks to vendors, customers or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that are currently escheatable or reportable as unclaimed property to any Governmental Entity under any applicable escheatment, unclaimed property or similar applicable Laws.

(xx) To the Knowledge of the Company, no Company Securities are a “covered security” within the meaning of Section 6045(g) of the Code. The Company has delivered to Parent correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center, that the Company and the Company Subsidiaries have received from employees, non-employee directors, or other service providers under Treasury Regulation Section 1.83-2(d) with respect to Company Capital Stock that is subject to vesting. A valid election under Section 83(b) of the Code was timely made in connection with any issuance of any shares of Company Capital Stock in connection with the performance of services if such shares were subject to a substantial risk of forfeiture.

(xxi) The Company and the Company Subsidiaries have collected and reported to the appropriate Tax authority all material sales, use, value added, excise and similar Taxes required to be so collected or reported pursuant to all applicable Tax Laws and have remitted to the appropriate Tax authority any such Taxes that have been collected. The Company and the Company Subsidiaries have complied in all material respects with all applicable Laws relating to record retention (including to the extent necessary to claim any exemption from Tax collection and maintaining adequate and current resale certificates to support any such claimed exemption).

(b) Tax Matters Related to Compensation. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement could (either alone or together with any other event) result in any payment or benefit that could be, individually or in combination with any other payment or benefit, characterized as an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax Law). There is no contract, agreement, plan or arrangement to which the Company or any Affiliate is a party or by which it is bound to compensate, indemnify or gross-up any individual, including any Company Service Provider, for any Taxes, including those paid pursuant to Sections 409A or 4999 of the Code.

(c) 409A Compliance. Each Company Employee Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. The per share exercise price for each Company Option is no less than the fair market value of a share of Company Common Stock on the date of grant of such Company Option (and as of any later modification thereof) within the meaning of Section 409A of the Code and was determined in a manner consistent with Section 409A of the Code.

3.10 Title to Properties; Absence of Liens; Condition and Sufficiency of Assets.

(a) Neither the Company nor any Company Subsidiary owns, nor have the Company or any Company Subsidiary ever owned, any real property.

(b) Section 3.10(b) of the Disclosure Schedule sets forth a list of all leases, lease guaranties, subleases, agreements, to which the Company or any Company Subsidiary is a party, for the leasing, use or occupancy of, or otherwise granting a right in or relating to all real property currently leased, subleased or licensed by or from the Company or any Company Subsidiary or otherwise used or occupied by the Company or any Company Subsidiary for the operation of its business (the “Leased Real Property”), including all amendments, terminations and modifications thereof (such agreements, together with any amendments, terminations and modifications thereto, the “Lease Agreements”), and there are no other Lease Agreements for real property affecting the Leased Real Property or to which the Company is a party. The Company has delivered to Parent a correct and complete copy of each Lease Agreement. There is not, under any of such Lease Agreements, any existing breach or default (or event which with notice or lapse of time, or both, would constitute a default) on the part of the Company or, to the Knowledge of the Company, any other party, and no rent is past due. The Lease Agreements are valid and effective in accordance with their respective terms, subject to the Enforcement Exceptions. Neither the Company or any Company Subsidiary has not received any written or, to the Knowledge of the Company, oral notice of a default, alleged failure to perform, or any offset or counterclaim with respect to any such Lease Agreement, which has not been fully remedied and withdrawn.

(c) The Company or a Company Subsidiary has good title to, or valid leasehold interest in, all of its tangible properties, and interests in tangible properties and assets, real and personal, reflected on the Current Balance Sheet or acquired after the Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Balance Sheet Date in the Ordinary Course of Business), or, with respect to leased properties and assets, valid leasehold interests in such tangible properties and assets that afford the Company valid leasehold possession of the tangible properties that are the subject of such leases, in each case, free and clear of all Liens, except Permitted Liens. Neither the Company nor any Company Subsidiary has (i) subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof or (ii) collaterally assigned or granted any other security interest in such Lease Agreement or interest therein.

3.11 Intellectual Property.

(a) Registered IP. Section 3.11(a) of the Disclosure Schedule lists: (i) (A) each item of Registered IP which is owned, filed in the name of, or purported to be owned by the Company or any Company Subsidiary or subject to a valid obligation of assignment to the Company or any Company Subsidiary (whether owned exclusively, jointly with another Person, or otherwise) (“Company Registered IP”), (B) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number (or the applicable registrar, with respect to domain names), (C) the filing date, and issuance/registration/grant date, and (D) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (ii) unregistered Company Owned IP and Company Products that are material to the Company taken as a whole. All necessary registration, maintenance and renewal fees in connection with the Company Registered IP that are or shall be due for payment on or before the Closing Date have been or shall be timely paid and all necessary documents and certificates in connection with the Company Registered IP that are or shall be due for filing on or before the Closing Date have been or shall be timely filed with the applicable Governmental Entity, for the purposes of maintaining such Company Registered IP. All Company Owned IP is subsisting, valid and enforceable in all material respects.

(b) Title and Sufficiency. The Company or a Company Subsidiary (i) exclusively owns all right, title, and interest in and to the Company Owned IP, and (ii) has a valid and enforceable right to use all other Intellectual Property used in or necessary for the conduct of the business of the Company and the Company Subsidiaries, free and clear of all Liens (other than Permitted Liens) (such Intellectual Property, together with the Company Owned IP, the “Company IP”).

(c) Development of Company IP and Confidentiality.

(i) The Company and the Company Subsidiaries take, and have taken, commercially reasonable steps to protect all of the material Company IP, including to protect, preserve, and maintain the secrecy and confidentiality of all material Trade Secrets and material confidential information included in the Company IP and of third parties to which the Company owes a duty of confidentiality, and neither the Company nor any Company Subsidiary has experienced any unauthorized disclosure of or access to any such material Trade Secrets or material confidential information included in the material Company IP. All material Intellectual Property developed by past or current employees, consultants, or independent contractors of the Company and the Company Subsidiaries in the scope of their employment or engagement is either vested in the Company or a Company Subsidiary by operation of Law or has been assigned to the Company or a Company Subsidiary under a written, valid, and enforceable agreement and all Persons with access to material Trade Secrets or material confidential information of the Company or any Company Subsidiary have signed agreements with commercially reasonable confidentiality obligations and use restrictions or are under a legally-binding duty of confidentiality with respect to the same. To the Knowledge of the Company, no such employee, consultant, or independent contractor is in violation of any such agreement or duty.

(ii) No Person (A) has made any written claim of ownership with respect to any Company Owned IP, or (B) has any claim, right (whether or not currently exercisable), joint ownership, or other interest to or in any material Company Owned IP.

(iii) No funding, facilities or employees of any Governmental Entity or any public or private university, college or other educational or research institution were used, directly or indirectly, to develop or create, in whole or in part, any material Intellectual Property for or on behalf of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is, or has ever been, a member or promoter of, or a contributor to, any industry standards body or any similar organization that requires or obligates the Company to grant or offer to any other Person any license or right to any material Company IP.

(d) Enforcement. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company Owned IP. Neither the Company nor any Company Subsidiary sent any written notice to any Person alleging the infringement, misappropriation, or violation of any Company Owned IP.

(e) Non-Infringement. The Company, the Company Subsidiaries and the operation of the business of the Company and the Company Subsidiaries as previously conducted and currently conducted, including the design, development, use, import, branding, advertising, promotion, marketing, sale, provision, and licensing out of any Company Product, have not infringed, violated, or misappropriated, and does not infringe, violate or misappropriate, any Intellectual Property of any Person, nor is there, to the Knowledge of the Company, any reasonable basis for any such claims. Without limiting the generality of the foregoing:

(i) No infringement, misappropriation, or similar claim or Legal Proceeding involving or relating to any Intellectual Property is pending or, to the Knowledge of the Company, threatened by or against the Company or any Company Subsidiary, or against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company or any Company Subsidiary with respect to such Legal Proceeding.

(ii) Neither the Company nor any Company Subsidiary has sent or received any written notice or other written communications, or initiated or been subject to any Legal Proceeding, relating to any actual, alleged or suspected infringement, misappropriation or violation by or against the Company or any Company Subsidiary of any Intellectual Property, including any letter or other written communication suggesting or offering that the Company obtain a license to any Intellectual Property of another Person in a manner that reasonably implies infringement or violation in the absence of a license thereto.

(f) Company Software and AI Technologies.

(i) The Company Owned Software and the other Company Software does not contain any bug, defect or error that: (A) adversely affects, or would reasonably be expected to adversely affect, the use, functionality or performance of such Company Software in any material respect; or (B) causes or would cause the Company to materially fail to comply, with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such Company Software or any Company Product. The Company Software is free of any Contaminants, and the Company uses commercially reasonable efforts consistent with industry standard practices to prevent the introduction of Contaminants to, and to detect and remove Contaminants from, the Company Software.

(ii) Except as set forth on Section 3.11(f) of the Disclosure Schedule: (A) no proprietary source code of any Company Software has been delivered, licensed or made available to any escrow agent or other Person; (B) neither the Company nor any Company Subsidiary has, and has not had, any duty or obligation (whether present, contingent, or otherwise) to deliver, license or make available any proprietary source code of any Company Software to any escrow agent or other Person; and (C) no event has occurred, and no circumstance or condition exists or has existed, that (with or without notice or lapse of time) shall, or could reasonably be expected to, result in the delivery, license, or disclosure of any proprietary source code of any Company Software to any other Person, in each case of (A) – (C), other than to (1) a Company Service Provider or vendor of the Company or any Company Subsidiary subject to an agreement providing reasonable confidentiality obligations and providing for the assignment to the Company or the respective Company Subsidiary of any Intellectual Property developed from or derivative of the proprietary source code of the Company, or (2) a customer accessing that certain source code associated with the Company Products that was and is made available by the Company or any Company Subsidiary in the Ordinary Course of Business and consistent with past practice pursuant to an agreement imposing reasonable confidentiality obligations on such customer.

(iii) The Company does not use and has not used, and no Company Software contains, is linked with, derived from, or is distributed with, any Open Source Software pursuant to the applicable license in a manner that would: (A) require the Company or any Company Subsidiary grant a license under, or refrain from asserting, any of its Intellectual Property, (B) permit the reverse engineering, reverse assembly, or disassembly of, or the making of derivative works of, any kind of the Company Owned Software, (C) require any item or part of Company Software (except for the applicable, unmodified third-party Open Source Software itself), (1) be disclosed or distributed in source code form, (2) be licensed for the purpose of making modifications or derivative works or (3) be redistributable at no charge, or (D) otherwise impose any limitation, restriction or condition for the commercial exploitation of any item or part of Company Software (except for the applicable, unmodified third-party Open Source Software itself). Except as set forth on Section 3.11(f) of the Disclosure Schedule, neither the Company nor any Company Subsidiary has distributed any Company Owned Software as Open Source Software.

(iv) The Company AI Technologies, and the development and training thereof, materially comply with, and have at all times materially complied with, all applicable Laws, any AI policies of the Company, all applicable contractual obligations to which the Company or any Company Subsidiary is bound, and all applicable Privacy Requirements. No Person has claimed in writing to own any material Company AI Technologies or material outputs thereof that the Company or any Company Subsidiary purports to own, and the Company and the Company Subsidiaries have not had any formal dispute or written communication with any Person with respect to the Company’s or a Company Subsidiaries’ use of Training Data, use of Company AI Technologies, or ownership or use of outputs thereof.

(g) Privacy.

(i) The Company, the Company Subsidiaries, the Company Products, and, to the Knowledge of the Company, all third parties performing material services for the Company or any Company Subsidiary (in the case of such third parties, to the extent relating to the Processing of Personal Data in connection with the performance of services for the Company) materially comply with, and have materially complied with, all applicable Privacy Requirements. None of the disclosures made or contained in any public-facing privacy policy has been materially inaccurate, or intentionally misleading or deceptive.

(ii) There are no written requests to the Company or any Company Subsidiary from individuals seeking to exercise their rights under Privacy Requirements applicable to such individuals (such as rights to obtain, access, rectify, or delete their Personal Data; obtain information about how their data is collected, used, or shared; opt-out of sharing of their data; restrict processing of or object to processing of Personal Data; data portability) that have not been materially complied with to the extent required by and in accordance with Privacy Requirements. No indemnification requests are pending or threatened in writing against the Company or any Company Subsidiary alleging any violation of Privacy Requirements.

(iii) Neither the execution, delivery, and performance of this Agreement, nor the transactions contemplated hereby, will cause, constitute, or result in a breach or violation of any Privacy Requirements.

(h) Company Data. The Company or a Company Subsidiary has (i) all authorizations and consents (whether legal, contractual, or otherwise), and has given all notices to the extent required by Law, for the Processing of Company Data by or on behalf of the Company and the Company Subsidiaries, including for the use of Training Data in the manner used in connection with the Company AI Technologies, (ii) all rights required by Law or contract to license, use, sublicense, distribute or otherwise Process the Company Data in the manner conducted by the Company to date, and (iii) all rights required by Law or contract to collect and Process all Company Data used in the business of the Company or any Company Subsidiary. The data collection practices of the Company and the Company Subsidiaries do not infringe or violate any Person’s Intellectual Property or rights of privacy or materially breach any applicable terms of service or other written restriction (including regulatory requirements and prohibitions).

(i) Systems. The computer, information technology and data processing systems, facilities, infrastructure and services owned, used, or leased by or on behalf of the Company and the Company Subsidiaries, including the Company Products and all other Software, hardware, networks, communications facilities, platforms and related systems and services in use by or for, under the control of, or otherwise relied on by the Company or any Company Subsidiary (collectively, “Systems”) are adequate, in all material respects, for the operation of the business of the Company as currently conducted by the Company and the Company Subsidiaries. The Systems (i) are in good working condition to perform all material operations necessary for the operation of the Company and the Company Subsidiaries as currently conducted, and as currently expected to be conducted immediately following Closing, by the Company and the Company Subsidiaries, (ii) have not materially malfunctioned (including any event, disruption or defect that resulted in the provision of service level credits or the like to any counterparty under any Contract, that is attributable to a defect, bug, breakdown or other failure or deficiency of the Systems), and (iii) do not contain any Contaminants that (A) materially disrupt or materially and adversely affect the operation or use of any System, except as disclosed in the Systems’ documentation or (B) enable any Person to access without authorization any System in any material respect. All Systems owned by the Company or any of the Company Subsidiaries have been maintained in a commercially reasonable manner to promote proper operation, monitoring and use.

(j) Security Measures.

(i) The Company and the Company Subsidiaries have implemented, maintained, and monitored reasonable and appropriate plans, policies, controls, safeguards, and measures (including with respect to technical, administrative, and physical security) designed to preserve and protect the confidentiality, availability, security, and integrity of all Systems, Company Data and Company confidential information, which policies, controls safeguards, and measures specifically, and information security practices generally, comply with and have complied with all applicable Privacy Requirements in all material respects. The Company and the Company Subsidiaries have implemented and maintained reasonable backup, disaster recovery and business continuity plans, procedures, technology, and facilities, including with respect to all Systems. Neither the Company nor any Company Subsidiary has identified any material security vulnerabilities affecting the Systems.

(ii) There have been no actual intrusions into or breaches of the security of any Systems, nor have there been any actual breaches with respect to, or any actual accidental, unauthorized or unlawful access to, or loss, destruction, acquisition, use, alteration, or other Processing of, any Company Data or Company confidential information collected, handled, transmitted, stored, or otherwise Processed by or, to the Knowledge of the Company, for the Company, including any such incidents experienced by third parties performing material services for the Company requiring notification to any Person or Governmental Entity. Neither the Company or any Company Subsidiary has provided, nor has been required to provide, any notice to any customers, Governmental Entity, or other Person with respect to any event of unauthorized access to or disclosure or acquisition of any Company Data. None of the Company, any Company Subsidiary or any Person acting on the behalf or under the direction of the Company or any Company Subsidiary has: (A) paid any perpetrator of, or party making a threat regarding, any security breach, incident or cyber-attack or (B) paid any third party with actual or alleged information about a security breach, incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or other third Person.

(k) Effect of Transaction. All Company Owned IP is (and immediately following Closing shall be) fully transferable, alienable and licensable by the Company (or Parent or the Final Surviving Corporation, as applicable) without restriction and without payment of any kind to any third party. Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement for purposes of effectuating the transaction contemplated herein nor the consummation of any of the transactions contemplated hereby will itself, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company Owned IP, (ii) an obligation for Parent to offer any discount or be bound by any “most favored pricing” terms under any Contract to which the Company or any Company Subsidiary is a party or bound, (iii) the release, disclosure or delivery of any proprietary source code of any Company Software by or to any escrow agent or other Person, (iv) the grant, assignment or transfer to any other Person of any license or other right or interest in, under, or with respect to, any of the Company Owned IP, or (v) an obligation for Parent, under any Contract to which the Company or any Company Subsidiary is a party or bound, to grant, assign or transfer to any other Person any license or other right or interest in, under, or with respect to any of Parent’s Intellectual Property.

3.12 Agreements, Contracts and Commitments.

(a) Except for this Agreement, neither the Company or any Company Subsidiary is a party to or bound by any of the following Contracts:

(i) (A) any Contract providing for any severance or termination pay, change of control, transaction or retention bonus or similar payments, or equity acceleration (in cash or otherwise, other than as required by applicable Law) or similar payment or benefit in connection with the consummation of the Merger (except in accordance with applicable Law by paying (1) the statutory minimum notice or (2) any statutorily required severance or other termination pay, as applicable), (B) any employment agreement, offer letter, or independent contractor agreement with any current Company Service Provider that is not immediately terminable at-will by the Company without advance notice, severance, or other similar cost or Liability, (C) any separation agreement or settlement agreement with any Company Service Provider or other Person, under which the Company has any current actual or potential Liability, as well as any settlement agreement, consent decree, or other similar agreement with any Governmental Entity, (D) any Contract (x) to provide any sign-on, referral, or retention bonus under which the Company has any current actual or potential Liability or (y) subject to any clawback policy or provision or (E) any Collective Bargaining Agreement;

(ii) any Contract or plan, including any stock option plan, stock appreciation rights plan, stock purchase plan, or other equity or equity-based plan, any of the benefits of which shall be increased, or the vesting of benefits of which shall be accelerated or may be accelerated, by the occurrence of or in connection with any of the transactions contemplated by this Agreement or the value of any of the benefits of which shall be calculated on the basis of any of the transactions contemplated by this Agreement (except as required under Section 411(d)(3) of the Code);

(iii) any Lease Agreement or any lease of any personal property involving future payments in any amount in excess of $500,000 in fiscal year 2024 or any other future fiscal year;

(iv) any Contract relating to capital expenditures and involving future payments in any amount in excess of $100,000 in fiscal year 2024 or any other future fiscal year;

(v) any Contract relating to the disposition or acquisition of ownership of assets or any interest in any business enterprise outside the Ordinary Course of Business;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or other Indebtedness;

(vii) any purchase order or Contract or group of related Contracts with the same vendor or supplier for the purchase of tangible items of equipment or related services in an amount payable by the Company in excess of $25,000 in the aggregate in any fiscal year;

(viii) any Contract (A) pursuant to which any Intellectual Property is provided or licensed to the Company by any Person or is provided or licensed to any Person by the Company (other than (1) non-exclusive software licenses or software-as-a-service agreements with respect to commercially-available, off-the-shelf software not incorporated into Company Products and procured for aggregate fees on a yearly basis of $100,000 or less, (2) licenses for Open Source Software, and (3) non-exclusive licenses granted by the Company to customers, Company Service Providers, and vendors, in each case, in the Ordinary Course of Business on the Company’s standard forms of agreement (or materially similar terms)), (B) under which any Person has developed or has been engaged to develop any material Intellectual Property for the Company (excluding agreements with vendors and Company Services Providers entered into in the Ordinary Course of Business on the Company’s standard forms of agreement (or materially similar terms) under which such Persons assign rights in all such developed Intellectual Property to the Company) or under which the Company has developed or has been engaged to develop any material Intellectual Property for any Person, or (C) entered into to settle or resolve any Intellectual Property-related dispute or otherwise affecting the Company’s rights to use or enforce any Company Owned IP, including settlement agreements, coexistence agreements, covenant not to sue agreements, and consent to use agreements;

(ix) any Contract with a Top Supplier;

(x) any Contract with a Top Customer;

(xi) any Contract containing a provision that limits, restricts or impairs the Company’s ability to operate in any geography of the world or with any Person, including all Contracts (A) that contain covenants of non-competition, rights of first refusal or negotiation, non-solicitation of customers, and exclusive dealings arrangements, and any similar obligations of any of the foregoing, (B) under which the Company is restricted from hiring or soliciting potential employees, consultants or independent contractors and which restriction on hiring or soliciting potential employees, consultants or independent contractors would reasonably be expected to be material to Parent and its Subsidiaries’ or the Company’s ability to operate their respective businesses as currently conducted or (C) that apply to or purport to apply to Company’s Affiliates;

(xii) any agency, dealer, distribution, sales representative, remarketer, reseller, or other Contract for the distribution of Company Products (other than agreements with resellers and channel partners entered into in the Ordinary Course of Business and with terms that do not materially deviate from the terms set forth in the form of reseller agreement made available to Parent);

(xiii) (A) any legal partnership or joint venture Contract or (B) any Contract that involves a sharing of revenues, profits, cash flows or losses with other Persons;

(xiv) any Contract pursuant to which the Company is bound to or has committed to provide any product or service to any third party on a most favored nation basis or similar terms;

(xv) any right of first offer, right of first refusal, standstill or similar agreement (A) containing provisions that grant a third party a right to purchase, or prohibit a third party from purchasing, Equity Interests of the Company or assets of the Company or (B) otherwise seeking to influence or exercise control over the Company;

(xvi) any Contract pursuant to which the Company has acquired a business or entity, or a material portion of the assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person;

(xvii) any Contract with any Interested Party, including any agreement of indemnification with officers or directors of the Company;

(xviii) any Contract with any investment banker, broker, advisor, or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(xix) any Contract or other arrangement to settle any Legal Proceeding or to settle any threatened Legal Proceeding in each case, that involves material outstanding obligations of the Company;

(xx) any other Contract or group of related Contracts with a single counterparty that have not been otherwise disclosed pursuant to this Section 3.12 that involves an anticipated amount payable by or to the Company in excess of $250,000 in the aggregate in fiscal year 2024 or any other future fiscal year; and

(xxi) any Contract providing for “offshore” development of any material items of Intellectual Property by, for or on behalf of the Company.

(b) The Company has made available correct and complete copies of (1) each Contract required to be disclosed pursuant to Sections 3.2, 3.12, 3.13 and 3.19(a) together with any and all material amendments and supplements thereto and “side letters” and similar documentation relating thereto, and (2) summaries of each oral Material Contract. For the purposes of this Agreement, each of the foregoing Contracts referenced in this Section 3.12(b) as well as any Contracts entered into subsequent to the Agreement Date and prior to the Closing Date that would have been required to be disclosed pursuant to Sections 3.2, 3.12, 3.13 and 3.19(a) if such Contract had been in effect as of the Closing Date, shall each be a “Material Contract” and collectively are the “Material Contracts.”

(c) The Company (or the Company Subsidiary party thereto) has performed in all material respects all of the obligations required to be performed by it and is entitled to all benefits under, and has not received any written or, to the Knowledge of the Company, oral notice alleging it to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of the Enforcement Exceptions. There exists (x) no default or event of default under any Material Contract by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party thereto, and (y) no event, occurrence, condition or act, with respect to the Company or any Company Subsidiary, or to the Knowledge of the Company, with respect to any other party to a Material Contract, that, with the giving of notice, the lapse of time, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any material obligation of the Company or any Company Subsidiary under any Material Contract or (D) the right to cancel (other than at the expiration of the term of any Contract in accordance with its terms), terminate or modify any Material Contract. Neither the Company nor any Company Subsidiary has received any written (nor, to the Knowledge of the Company, oral) notice to cancel, fail to renew or adversely modify any Material Contract.

3.13 Interested Party Transactions

(a) No officer or director of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any Company Stockholder (nor, to the Knowledge of the Company, any immediate family member of any of such Persons, or any trust, partnership, company or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has, directly or indirectly, (i) any interest in any entity which furnishes, licenses or sells, services, products, or technology that the Company or any Company Subsidiary furnishes, licenses or sells, or proposes to furnish, license or sell, (ii) any interest in any entity that purchases from or furnishes, licenses or sells to the Company or any Company Subsidiary, any goods or services, or (iii) any interest in, or is a party to, any Contract to which the Company is a party (except, in each case, for any interest or Contract relating to normal compensation or welfare benefits provided for services as an officer, director or employee of the Company or a Company Subsidiary). No Interested Party holds any Company Securities or any Company Subsidiary Securities, the vesting of which shall accelerate upon the consummation of the transactions contemplated by this Agreement.

(b) All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company or any Company Subsidiary that were entered into on or after the inception of the Company or any Company Subsidiary, have been on an arms’-length basis on terms no less favorable to the Company or such Company Subsidiary than would be available from an unaffiliated party.

3.14 Company Authorizations. Section 3.14 of the Disclosure Schedule sets forth each Permit (a) pursuant to which the Company or any Company Subsidiary currently operates, provides any services or holds any interest in any of its properties or (b) which is required for the operation of the business of the Company and the Company Subsidiaries as currently conducted, including provision of its services, or the holding of any interest in any of its properties, in each case, except for any Permit the lack of which would not reasonably be expected to be material with respect to the Company and the Company Subsidiaries, taken as a whole. All of the Permits set forth on Section 3.14 of the Disclosure Schedule have been issued or granted to the Company or a Company Subsidiary and are in full force and effect, except any such Permits the failure of which to be in effect would not be material to the Company. The Company or the applicable Company Subsidiaries is in compliance with all such Permits, and as of the Closing Date shall have applied for and not been denied any required renewals of such Permits the failure of which to obtain would be material to the Company and the Company Subsidiaries, taken as a whole.

3.15 Litigation.

(a) There is, and since the Lookback Date has been, no Legal Proceeding of any nature pending, or to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary, any of its properties or assets (tangible or intangible) or any of its officers or directors (in their capacities as such). No Governmental Entity has at any time since the Lookback Date challenged or investigated the legal right of the Company or any Company Subsidiary to conduct its operations as presently or previously conducted or as proposed to be conducted. Neither the Company nor any Company Subsidiary has received any written notice from any Person who has a contractual right or a right pursuant to laws of the State of Delaware or any other state or jurisdiction to indemnification from the Company or any Company Subsidiary of any Legal Proceeding of any nature pending or threatened in writing against such Person that would reasonably be expected to result in a material Liability to the Company or any Company Subsidiary after the Agreement Date. To the Knowledge of the Company, there exist no facts or circumstances that would reasonably be expected to result in or form the basis of any such Legal Proceeding.

(b) Neither the Company nor any Company Subsidiary has any Legal Proceeding of any nature pending against any other Person, nor have there been any such Legal Proceedings since the Lookback Date.

3.16 Books and Records.

(a) The Company has made available to Parent correct and complete copies of (i) all documents identified on the Disclosure Schedule, and (ii) the Company Charter Documents, the Company Governing Documents and any other Organizational Documents of the Company and the Company Subsidiaries, each as currently in effect. The minute books of the Company provided to Parent or its Representatives contain a correct and complete summary of all meetings of the board of directors (or similar governing body) of the Company and of the Company Stockholders or actions by written consent since the time of incorporation of the Company through the Agreement Date.

(b) The Company has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers and other books and records of the Company and the Company Subsidiaries (collectively, the “Books and Records”) that are correct and complete and fairly reflect, in all material respects, the business activities of the Company. Neither the Company nor any Company Subsidiary has engaged in any transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the minute books and other Books and Records of the Company and the Company Subsidiaries shall be in the possession of the Company and the Company Subsidiaries.

3.17 Environmental Matters. The Company and the Company Subsidiaries are and have been in compliance in all material respects with all Environmental Laws, which compliance has included the possession of and compliance with all Permits required thereunder. Neither the Company nor any Company Subsidiary is, and has not been, subject to any Legal Proceeding or Order or received any written notice or report alleging any material violation of or Liability under any Environmental Laws. The Company and the Company Subsidiaries have not released, disposed of, exposed any Person to, or owned or operated any property or facility contaminated by, any hazardous or toxic substances, materials or wastes, so as to result in material Liability under Environmental Laws. The Company and the Company Subsidiaries have not retained or assumed any material Liability of any other Person under any Environmental Laws. The Company has provided to Parent all environmental audits, reports, assessments and other material documents in the possession or control of the Company or any Company Subsidiary.

3.18 Brokers’ and Finders’ Fees. Except as set forth on Section 3.18 of the Disclosure Schedule, neither the Company nor any Company Subsidiary has incurred, and shall not incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby, nor shall Parent, the Company or any Company Subsidiary incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any Company Subsidiary.

3.19 Employee Benefit Plans and Compensation.

(a) Schedule. Section 3.19(a) of the Disclosure Schedule contains a correct and complete list of each Company Employee Plan, indicating the applicable jurisdiction of each International Employee Plan, other than (i) employment agreements or employment offer letters that are terminable by the Company unilaterally without advance notice, severance, or other cost or Liability (except in accordance with applicable Law by paying (A) the statutory minimum notice or (B) any required severance or other termination pay, as applicable) (each exception under this clause (i) a “Standard Offer Letter”) and (ii) consulting, contractor, advisor, or other service provider agreements that are terminable by the Company or a Company Subsidiary unilaterally with no more than 30 days’ advance notice, severance, or other similar cost or Liability (except in accordance with applicable Law by paying (A) the statutory minimum notice or (B) any required severance or other termination pay, as applicable).

(b) Documents. With respect to each Company Employee Plan, the Company has provided to Parent, to the extent applicable, correct and complete copies of: (i) the current plan document, including all amendments thereto and all related trust documents, (ii) the most recent annual report (Form 5500), and all schedules and attachments thereto, (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, (iv) all current material written agreements, funding arrangements, and contracts, including administrative service agreements and group insurance contracts, (v) all non-routine correspondence since the Lookback Date to or from any Governmental Entity, (vi) all non-discrimination tests for the three most recent plan years, and (vii) the most recent IRS (or any other applicable Tax authority) determination or opinion letter.

(c) Employee Plan Compliance. The Company, each of the Company Subsidiaries and, to the Knowledge of the Company, any Employer of Record engaged by the Company or any Company Subsidiary, has performed in all material respects all obligations required to be performed by it under, and is not in material default or violation of, the Company Employee Plans. Each Company Employee Plan has been established, funded, administered and maintained in accordance in all material respects with its terms and in compliance in all material respects with all applicable Laws, including ERISA or the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code is so qualified and has obtained a favorable IRS determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and there has been no event or condition that has adversely affected or could reasonably be expected to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, or breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Company Employee Plan. There are no Legal Proceedings or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against or relating to any Company Employee Plan or against the assets of any Company Employee Plan. There are no audits, inquiries or Legal Proceeding pending or to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company nor any Company Subsidiary is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. All contributions, reimbursements, premium payments, and other payments with respect to each Company Employee Plan which are due on or before the Closing Date have been made within the time periods prescribed by the terms of each Company Employee Plan and applicable Law, including ERISA and the Code, and all contributions, reimbursements, premium payments, and other payments which are not yet due for such period have been made or properly accrued. Neither the Company nor any Company Subsidiary has incurred (whether or not assessed) or could reasonably be expected to incur any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could result in the imposition of any such Tax or penalty. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms.

(d) Absence of Certain Plans. No Company Employee Plan is, and none of the Company, any Company Subsidiary or any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, has any obligation to contribute to or otherwise has any Liability or obligation under or with respect to: (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “defined benefit plan” (as defined in Section 3 (35) of ERISA) or any other “employee benefit pension plan” that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Neither the Company nor any Company Subsidiary has any Liability or obligation as a consequence of at any time being considered a single employer with any other Person under Section 414 of the Code.

(e) No Self-Insured Plan. None of the Company, any Company Subsidiaries or any ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to any self-insured plan that provides benefits to Company Service Providers (including any such plan pursuant to which a stop loss policy or contract applies).

(f) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide, post-employment, post-ownership or retiree life insurance, health or other welfare benefits to any Person for any reason, except as may be required by COBRA or other similar applicable Law (and for which the beneficiary pays the full premium cost of coverage), and neither the Company nor any Company Subsidiary has ever represented, promised or contracted (whether in oral or written form) to any Company Service Provider (either individually or to Company Service Providers as a group) or any other Person that such Company Service Provider(s) or other Person would be provided with post-employment, post-ownership or retiree life insurance, health or other welfare benefits, except to the extent required by COBRA or other similar applicable Laws (and for which the beneficiary pays the full premium cost of coverage).

(g) Effect of Transaction. Neither the execution and delivery of this Agreement nor the consummation of the Merger or transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent events) could (i) result in any payment or benefit (whether in cash, property or the vesting of property) becoming due to any Company Service Provider (or a beneficiary thereof), (ii) result in any forgiveness of indebtedness with respect to any Company Service Provider, (iii) increase any payment or benefits otherwise payable to any Company Service Provider, (iv) restrict the ability of the Company to merge, amend or terminate any Company Employee Plan, (v) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit, or (vi) result in the obligation to fund benefits or result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code.

(h) International Employee Plan. Without limiting the generality of the foregoing, with respect to each International Employee Plan: (i) all employer and employee contributions to each International Employee Plan required by Law or by the terms of such International Employee Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices; (ii) each International Employee Plan required to be registered has been registered and has been maintained in good standing with the applicable Governmental Entity; (iii) no International Employee Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, gratuity or similar plan or arrangement; and (iv) there are no unfunded or underfunded Liabilities with respect to any International Employee Plan. All contributions required to have been made by or on behalf of the Company or any of its Subsidiaries with respect to governmental plans or arrangements (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued, in each case, in all material respects.

(i) Employment Matters. The Company and the Company Subsidiaries, and, to the Knowledge of the Company, any Employer of Record engaged by the Company or any Company Subsidiary, is, and at all times since the Lookback Date has been, in material compliance with all applicable Laws with respect to the employment or engagement of Company Service Providers, including: employment practices, terms and conditions of employment, worker classification (including the proper classification and treatment of workers as independent contractors and consultants and employees as exempt or non-exempt), government contracting, child labor, affirmative action, discrimination, harassment, and retaliation, equal employment opportunity, labor or employee relations, fair employment practices, disability rights or benefits, workers compensation, unemployment compensation and insurance, health insurance continuation, privacy, leaves of absence, meal and rest periods, vacation, sick and other paid time off, immigration (including the completion of Forms I-9 for all U.S. employees and the proper confirmation of employee visas), employee safety and health, wages and hours (including minimum and overtime wages and meal and rest breaks), compensation and hours of work, right to information and consultation, pay equity and transparency, restrictive covenants, plant closures and layoffs, employee trainings and notices and automated employment decision tools and other artificial intelligence. The Company and the Company Subsidiary, and, to the Knowledge of the Company, any Employer of Record engaged by the Company or any Company Subsidiary: (i) has withheld or reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Company Service Providers, (ii) is not liable for any arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company Service Providers (other than routine payments to be made in the normal course of business and consistent with past practice). The Company and the Company Subsidiaries, and, to the Knowledge of the Company, any Employer of Record engaged by the Company or any of the Company Subsidiaries, has timely paid in full to all Company Service Providers all wages, salaries, overtime, wage premiums, fees, commissions, bonuses, benefits, severance and termination payments, expense reimbursements and other compensation that are due and owing to such Persons under applicable law, Contract or company policy. Except as set forth in Section 3.19(i) of the Disclosure Schedule, there are no, and since the Lookback Date there have been no, Legal Proceedings, administrative matters, disputes, complaints, grievances, claims, or investigations pending, or to the Knowledge of the Company, threatened or reasonably anticipated against or affecting the Company or any Company Subsidiary, any Employer of Record engaged by the Company or any Company Subsidiary or any of the Company Service Providers relating to the employment or engagement of any Company Service Provider, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, compensation, misclassification of workers, wages and hours, or any other employment related matter arising under applicable Law. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against or affecting the Company or any of Company Subsidiary, any Employer of Record engaged by the Company or any of Company Subsidiary or any of its trustees under any worker’s compensation policy or long term disability policy relating to the employment or engagement of any Company Service Provider. Neither the Company nor any Company Subsidiary is not a party to a settlement or conciliation agreement, consent decree or other agreement or Order with any federal, state, provincial or local agency or Governmental Entity with respect to employment practices. The services provided by each Company Service Provider are terminable at the will of the Company or the applicable Company Subsidiary and the Company and the Company Subsidiaries do not have any obligation to provide any severance pay, termination payment, or particular form or period of notice prior to terminating the employment or engagement of any Company Service Provider. The Company and the Company Subsidiaries have not incurred, nor is reasonably likely to incur, any Liability with respect to any misclassification of: (1) any Person as an independent contractor, consultant or other non-employee service provider rather than as an employee under applicable federal, state, or provincial law, (2) any employee leased from another employer, or (3) any employee currently or formerly classified as exempt from overtime wages under applicable federal and state law. No former Company Service Provider (or spouse or other dependent of any former Company Service Provider) is receiving, scheduled to receive, owed, entitled to, or eligible for any benefits (whether from the Company and the Company Subsidiaries or otherwise) relating to such former Company Service Provider’s service with the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries have not incurred any Liability for breach of employment contracts or consulting contracts. The Company and the Company Subsidiaries do not have any current Liability for accrued and vested but unpaid severance, pay in lieu of notice, provident fund contributions, gratuity payments or other payment arising from the termination of the service of any Company Service Provider.

(j) Labor. No strike, labor dispute, slowdown, lockout, refusal to work overtime, picketing, hand billing or work stoppage against or affecting the Company or any Company Subsidiary has occurred in the past, is pending, or to the Knowledge of the Company, threatened, or reasonably anticipated. There are no activities or Legal Proceedings pending by any labor union, works council, labor organization, employee representative or group of employees to organize any current employees and, to the Knowledge of the Company, no union campaign is being conducted to solicit cards from employees to authorize a union to request a National Labor Relations Board certifications election with respect to any employees of the Company or any Company Subsidiary or certification pursuant to any other applicable Laws. To the Knowledge of the Company, there have never been any activities or proceedings of any labor union, works council, labor organization, employee representative or group of employees to organize any workers. There are no Legal Proceedings or labor disputes, arbitrations or grievances pending or, to the Knowledge of the Company, threatened relating to any labor or employee matters involving any current Company Service Provider, including charges of unfair labor practices. Neither the Company nor any Company Subsidiary have engaged in any unfair labor practices within the meaning of the National Labor Relations Act or other applicable Laws, and neither the Company nor any of Company Subsidiary have received any correspondence, charges, complaints, notices or orders from the National Labor Relations Board or any state or provincial labor relations agency or any labor organization since the Lookback Date, and there are no arbitration opinions interpreting and enforcing any labor agreement to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is bound. The Company and the Company Subsidiaries are not presently, nor have been in the past, a party to, or bound by, any collective bargaining agreement or other Contract with a works council, labor union, labor organization or other employee representative (each, a “Collective Bargaining Agreement”), and no Collective Bargaining Agreement is being negotiated by the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has any duty to bargain with any labor union, labor organization, employee representative, group of employees or works council, nor are any employees of the Company or any of Company Subsidiary represented by any labor union, labor organization, employee representative, group of employees or works council.

(k) Warn Act. The Company and the Company Subsidiaries have not taken any action that would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act, issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied at any time prior to the Closing. No actions taken by the Company or any Company Subsidiary, including mass layoffs, reductions in force, furloughs, relocations, or plant closings would have triggered any notice or other obligations under the WARN Act. No such actions, including mass layoffs, reductions in force, furloughs, relocations or plant closings will be implemented, planned or announced before the Closing without advance notification to and approval of Parent.

(l) No Interference or Conflict. To the Knowledge of the Company, no current Company Service Provider is obligated under any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement or restrictive covenant obligation, or subject to any Order of any court or administrative agency, that would conflict with such individual’s employment or engagement with the Company or any Company Subsidiary, interfere with such individual’s efforts to promote the interests of the Company or any of Company Subsidiary or that would interfere with the business of the Company or any Company Subsidiary. To the Knowledge of the Company, no Company Service Provider is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement or restrictive covenant obligation owed to any third party with respect to such individual’s right to be employed or engaged by the Company or any Company Subsidiary. Neither the execution nor delivery of this Agreement, nor the carrying on of the business of the Company or any Company Subsidiary as presently conducted or proposed to be conducted shall, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement or restrictive covenant obligation under which any of such officers, directors, employees, or consultants is now bound.

(m) Employee List. The Company has provided Parent with a correct and complete list of the current employees of the Company and the Company Subsidiaries as of the Agreement Date and shows with respect to each such employee (i) the employee’s employee identification number and name (if permitted by applicable Laws), (ii) current position held, (iii) base salary or hourly wage rate, as applicable, (iv) designation as either exempt or non-exempt, (v) full-time, part-time or temporary status, (vi) target annual incentive compensation, commission and bonus amounts for 2023 and 2024, (vii) the date of hire, (viii) the balance of accrued vacation or paid time off, (ix) leave status (if applicable) and the type of leave, the date such leave commenced and expected return date, (x) visa status (if applicable), (xi) the name of any union, Collective Bargaining Agreement or other labor agreement covering such employee, and (xii) employing entity and (xiii) location of employment (including city, state, province and country, as applicable).

(n) Employee Terminations. No current Company Service Provider has given notice to the Company or any Company Subsidiary of intent to terminate his or her employment or service with the Company or any Company Subsidiary and to the Knowledge of the Company, no employee intends to terminate his or her employment for any reason, other than in accordance with the employment arrangements provided for in this Agreement.

(o) Contractor List. The Company has provided Parent with a correct and complete list, as of the Agreement Date, of (i) all current independent contractors, consultants and advisors to the Company or any Company Subsidiary, (ii) the location at which such independent contractors, consultants and advisors are providing services, (iii) the dates of engagement, and the notice or termination provisions applicable to the individual, (iv) the current terms of compensation, (v) whether they are an individual or entity (and if an entity, the number of workers performing services for the Company or any Company Subsidiary on behalf of the contracting entity); and (vi) any eligibility to receive severance, termination or retention payment, change of control payment, or other similar compensation. Except as set forth on Section 3.19(o) of the Disclosure Schedule, all independent contractors, consultants and advisors to the Company or any Company Subsidiary can be terminated immediately and without advance notice or Liability on the part of the Company or the applicable Company Subsidiary.

(p) Misconduct. In the past five years, no allegations of harassment, sexual harassment, discrimination, or retaliation have been made, or to the Knowledge of the Company, been threatened or anticipated, against any Company Service Provider, nor does the Company or any Company Subsidiary expect any material Liability with respect to any such allegations. There have been no such allegations that, if known to the public, would bring the Company or any Company Subsidiary into material disrepute. In the past five years, the Company or any Company Subsidiary has not disciplined or terminated any Company Service Provider, entered into any settlement agreement, or conducted any investigation related to allegations of harassment, sexual harassment, discrimination, or retaliation by or regarding any Company Service Provider. To the extent required by applicable Law, the Company or the applicable Company Subsidiary has established and distributed to its Company Service Providers a written policy against harassment and a complaint procedure, and it has required all employees to complete anti-harassment training to the extent required by applicable Law.

(q) Work Authorization. All of the employees of the Company and the Company Subsidiaries are authorized and have appropriate documentation to work in the jurisdiction in which they are working.

3.20 Insurance. Section 3.20 of the Disclosure Schedule lists, as of the Agreement Date, all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors (in such capacities as employees, officers and directors) of the Company and the Company Subsidiaries (the “Insurance Policies”), including the type of coverage, the carrier, the policy limits of coverage, the term and the annual premiums of such policies. The Company (a) is not in material default under any Insurance Policy and (b) has never been denied, nor been threatened denial for, insurance coverage. To the Knowledge of the Company, there are no claims under the Insurance Policies which are reasonably likely to exhaust the applicable limit of liability and the Company or the applicable Company Subsidiary has reported in a timely manner all reportable events to its insurers. All premiums due and payable under the Insurance Policies have been timely paid (or if installment payments are due, shall be paid if incurred prior to the Closing Date), and the Company and the Company Subsidiaries are otherwise in material compliance with the terms of the Insurance Policies.

3.21 Compliance with Laws.

(a) The Company and the Company Subsidiaries are and for the past three (3) years have been in compliance with all Laws and Orders applicable to the Company and the Company Subsidiaries and any of the businesses, properties or assets of the Company and the Company Subsidiaries. To the Knowledge of the Company, no condition or state of facts exists that is reasonably likely to give rise to a material violation by the Company or any Company Subsidiary of, or a material Liability of the Company or any Company Subsidiary under, any applicable Law or Order. Neither the Company nor any Company Subsidiary has received any written notice since January 1, 2022 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Entity relating to the Company or any Company Subsidiary or (ii) from any Governmental Entity alleging that the Company or any Company Subsidiary is not in compliance with any Law. To the Knowledge of the Company, neither the Company nor any Company Subsidiary is under investigation with respect to the violation of any Laws. No director, officer, or, to the Knowledge of the Company, agent, employee, consultant, representative or other Person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, violated Privacy Requirements in any material respect.

Except as would not reasonably be expected to result, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company and each Company Subsidiary has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such Governmental Authorizations.

3.22 International Trade and Anti-Corruption.

(a) None of the Company, any Company Subsidiaries or any of their respective officers, directors or employees, or to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any Company Subsidiary, (i) is currently or since April 24, 2019 has been a Sanctioned Person; (ii) is currently or has since April 24, 2019 been engaging in any dealings or transactions with, on behalf of or for the benefit of any Sanctioned Person or in any Sanctioned Country in violation of applicable Sanctions or Trade Controls (as defined below); (iii) is currently or within the past five years has made or accepted any unlawful payment or given, received, offered, promised, or authorized or agreed to give or receive, any money, advantage or thing of value, directly or indirectly, to or from any employee or official of any Governmental Entity or any other Person in violation of applicable Anti-Corruption Laws; or (iv) otherwise is currently or (A) since April 24, 2019 has been in violation of any applicable Sanctions or (B) within the past five years has been in violation of any applicable Ex-Im Laws, U.S. anti-boycott Laws (together with Sanctions and Ex-Im Laws, “Trade Controls”) or any applicable Anti-Corruption Laws.

(b) Neither the Company or any Company Subsidiary has (i) received from any Governmental Entity or any Person any notice, inquiry, or internal or external allegation; (ii) made any voluntary or involuntary disclosure to a Governmental Entity; or (iii) conducted any internal investigation or audit, in each case (i)-(iii) concerning any actual or potential violation or wrongdoing related to Trade Controls or Anti-Corruption Laws. There are no pending or, to the Knowledge of the Company, threatened claims against the Company with respect to Trade Controls or Anti-Corruption Laws.

3.23 Suppliers and Customers.

(a) Section 3.23(a) of the Disclosure Schedule sets forth a correct and complete list of: (i) the 15 largest suppliers to the Company and the Company Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2024 (in each case, based on the Dollar amount paid to such supplier during such year) (the “Top Suppliers”); and (ii) the 15 largest customers of the Company and the Company Subsidiaries, taken as a whole, for the fiscal year ended December 31, 2024 (in each case, based on the Dollar amount of revenue recognized during such year) (the “Top Customers”).

(b) Neither the Company nor any Company Subsidiary has received any written notice, complaint or other communication from any Top Supplier or Top Customer to the effect that it (i) has changed, modified, amended or reduced, or is reasonably likely to change, modify, amend or reduce, its business relationship with the Company or any Company Subsidiary in a manner that is, or is reasonably likely to be, adverse to the Company and the Company Subsidiaries, taken as a whole, or (ii) shall fail to perform, or is reasonably likely to fail to perform, its obligations under any Contract with the Company or any Company Subsidiary, in a manner that is, or is reasonably likely to be, adverse to the Company and the Company Subsidiaries, taken as a whole.

3.24 Compliance with Regulation D. The Company is aware that the Parent Common Stock to be issued pursuant to the transactions contemplated by this Agreement shall constitute “restricted securities” within the meaning of the Securities Act. At no time was any Company Stockholder solicited by the Company by means of general advertising or general solicitation in violation of Regulation D under the Securities Act in connection with this Agreement or the transactions contemplated by this Agreement.

3.25 Allocation Schedule. The Allocation Schedule (as may be updated in accordance with the terms hereof) (a) complies with Section 5.3, (b) complies with the requirements of and is in accordance with, applicable Law, the Company Charter Documents, the Company Governing Documents and any applicable Contract to which the Company is a party or by which the Company or any of its assets is bound and (c) is otherwise true, complete and accurate in all material respects.

3.26 Accounts Receivable. All accounts and notes receivable reflected on the Current Balance Sheet are bona fide receivables arising in the Ordinary Course of Business (net of allowances for doubtful accounts reflected on the Current Balance Sheet). There are no Liens (other than Permitted Liens) on such receivables or any part thereof and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables by the Company or any Company Subsidiary.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except (a) as disclosed in the Parent SEC Documents furnished or filed and publicly available since January 1, 2023 through the date hereof (other than information that is contained (i) solely in the risk factors sections of such Parent SEC Documents, except to the extent such information consists of factual statements, and (ii) in any forward-looking statements in such Parent SEC Documents that are of a nature that they speculated about future developments), or (b) as set forth in the disclosure schedule of Parent dated as of the Agreement Date and delivered to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (each of which disclosures shall clearly indicate the Section and, if applicable, the Subsection of this Article IV to which it relates (unless and only to the extent the relevance to other representations and warranties is reasonably apparent on its face), and in which case such disclosures shall be deemed to be an exception to, or qualification or modification of, the representations and warranties in each such Section, Subsection or other relevant representation and warranty), Parent, Merger Sub I and Merger Sub II represent and warrant to the Company as of the date hereof and as of the Closing that:

4.1 Corporate Existence and Power. Each of Parent, Merger Sub I and Merger Sub II and their respective Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all organizational powers and authority required to carry on its business as presently conducted and to own, lease or operate its properties, rights, and assets and to consummate the transactions contemplated by this Agreement. Each of Parent, Merger Sub I and Merger Sub II and their respective Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to Company complete and correct copies of the certificate of incorporation and by-laws of each of Parent, Merger Sub I and Merger Sub II, in each of case including all amendments thereto, as in effect as of the date hereof and none of Parent, Merger Sub I or Merger Sub II is in violation of any provision thereof in any material respect.

4.2 Corporate Authorization. Each of Parent, Merger Sub I and Merger Sub II and their respective Subsidiaries has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Parent, Merger Sub I and Merger Sub II of this Agreement and any Related Agreements to which Parent, Merger Sub I or Merger Sub II is a party and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby and thereby have been duly authorized by all necessary organizational action on the part of Parent, Merger Sub I and Merger Sub II and no further corporate action is required on the part of Parent, Merger Sub I and Merger Sub II to authorize this Agreement and any Related Agreements to which it is a party and the transactions contemplated hereby and thereby. This Agreement and each of the Related Agreements to which Parent, Merger Sub I and Merger Sub II is a party have been, or, as of the Effective Time shall be, duly executed and delivered by Parent, Merger Sub I and/or Merger Sub II, as applicable, and assuming due authorization, execution and delivery of this Agreement and any Related Agreement to which it is party by the Company, this Agreement constitutes a valid and binding agreement of each of Parent, Merger Sub I and Merger Sub II, enforceable against each such Person in accordance with its terms, except as subject to the Enforcement Exceptions.

4.3 Governmental Authorization. The execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of this Agreement and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated by this Agreement and any Related Agreement to which Parent, Merger Sub I or Merger Sub II is a party or the consummation of the transactions contemplated hereby and thereby require no Governmental Authorization, other than (a) the filings of the First Certificate of Merger and the Second Certificate of Merger as provided in Section 1.2 and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of (i) the HSR Act and (ii) any other applicable Antitrust Laws or any Foreign Investment Laws as set forth on Section 4.3 of the Parent Disclosure Schedule, (c) compliance with any applicable requirements of the rules and regulations of the NYSE, the Securities Act, the Exchange Act and any other U.S. state or federal securities laws, (d) the filing or submission with the SEC, and in the case of this clause (d), the effectiveness, of such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (e) such filings with and approvals of the NYSE to permit the Parent Common Stock that are to be issued in the Merger to be listed on the NYSE, and (f) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4 Non-contravention. The execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of this Agreement and any Related Agreement to which Parent, Merger Sub I or Merger Sub II is a party and the consummation of the transactions by Parent, Merger Sub I and Merger Sub II of the transactions contemplated by this Agreement do not and will not (with or without notice or lapse of time, or both) (a) result in any violation or breach of any provision of the certificate of incorporation or by-laws (or similar governing documents) of Parent or the certificate of incorporation or by-laws of Merger Sub I or Merger Sub II, (b) assuming compliance with the matters referred to in Section 4.3, result in a violation or breach of any provision of any Law, or (c) require any consent or approval under, violate, result in any breach of or default under (or an event that, with notice or lapse of time or both, would become a default), result in the cancellation, adverse amendment, right of payment, termination or acceleration of any right or obligation or the loss of any benefit to which Parent or one of its Subsidiaries is entitled under, or result in termination or give to others any right of termination of, any Contract to which Parent, Merger Sub I, Merger Sub II or any other Subsidiary of Parent is a party, or by which any of their respective properties or assets are bound, with such exceptions, in the case of each of clauses (b) and (c) above, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.5 Capitalization and Operation of Parent, Merger Sub and Merger Sub II.

(a) The authorized capital stock of Parent consists of (i) 1,500,000,000 shares of Parent Common Stock, (ii) 500,000,000 shares of Class B common stock, par value $0.001 per share (“Parent Class B Common Stock”), (iii) 500,000,000 shares of Class C common stock, par value $0.001 per share (“Parent Class C Common Stock”), (iv) 500,000,000 shares of Class D common stock, par value $0.001 per share (“Parent Class D Common Stock”), and (v)

100,000,000 shares of undesignated preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). At the close of business on March 7, 2025: (A) 216,351,503 shares of Parent Common Stock were issued and outstanding; (B) zero shares of Parent Class B Common Stock were issued and outstanding; (C) 12,542,110 shares of Parent Class C Common Stock were issued and outstanding; (D) 22,243,668 shares of Parent Class D Common Stock were issued and outstanding; and (E) zero shares of Parent Preferred Stock were issued and outstanding.

(b) All of the outstanding shares of Parent Common Stock and equity interests of Merger Sub I and Merger Sub II have been duly authorized, validly issued, fully paid and nonassessable and were not issued in breach of any preemptive rights and are free and clear of any restrictions on transfer (other than as provided by applicable federal and state securities Laws). All of the issued and outstanding capital stock of Merger Sub I and Merger Sub II is, and immediately prior to the Effective Time will be, owned (directly or indirectly) by Parent. Each of Merger Sub I and Merger Sub II has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

4.6 No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other transactions contemplated by this Agreement. The vote or consent of Parent as the sole stockholder of Merger Sub I and Parent as the sole stockholder of Merger Sub II are the only vote or consent of the holders of any class or series of capital stock of Merger Sub I and Merger Sub II necessary to approve the Merger and adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

4.7 Litigation. As of the date hereof, there is no Legal Proceeding pending, or, to the Knowledge of Parent, threatened in writing, that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, neither Parent nor any of its Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Compliance with Applicable Law.

(a) Except as would not reasonably be expected to result, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent, Merger Sub I and Merger Sub II and their respective Subsidiaries is, and, since January 1, 2023, has been, in compliance with all Laws. Neither Parent, Merger Sub I, Merger Sub II nor any of their respective Subsidiaries has received any written notice since January 1, 2023 that remains unresolved (i) of any administrative, civil or criminal investigation or material audit by any Governmental Entity relating to Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries or (ii) from any Governmental Entity alleging that Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries is not in compliance with any Law, except for such notices described in clauses (i) and (ii) that would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect, (i) each of Parent, Merger Sub I, Merger Sub II and their respective Subsidiaries has in effect all Governmental Authorizations necessary for it to own, lease or otherwise hold and operate its properties and assets and to carry on its businesses and operations and (ii) there have occurred no defaults (with or without notice or lapse of time or both) under, violations of, or events giving rise to any right of termination, amendment or cancelation of, any such Governmental Authorizations.

4.9 Material Contracts. Section 4.9 of the Parent Disclosure Schedule lists each Contract that would be required, as of the date hereof, to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by Parent on a Current Report on Form 8-K (each, a “Parent Material Contract”). Except as, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, as of the date hereof, (i) each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the Knowledge of Parent, each other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract; and (iii) there is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a default on the part of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any notice of any such default, event or condition.

4.10 Available Funds.

(a) Assuming the satisfaction of the conditions set forth in Sections 7.1 and 7.2, the cash on hand of Parent and the Company at the Closing, will, in the aggregate, be sufficient for Parent, Merger Sub I and/or Merger Sub II, as applicable, to pay the cash portion of the Total Merger Consideration payable at the Closing, to pay any other amounts required to be paid at or prior to the Closing and to pay all related fees and expenses required to be paid at the Closing in connection with the transactions contemplated by this Agreement.

(b) In no event shall the receipt or availability of any funds by Parent or any of its Affiliates or any other financing or other transactions be a condition to any of obligations of Parent, Merger Sub I or Merger Sub II under this Agreement.

4.11 Solvency. Assuming (a) the satisfaction or waiver of the conditions set forth in Sections 7.1 and 7.2, (b) the accuracy of the representations and warranties of the Company contained in Article III (disregarding any references to “Knowledge”, “Company Material Adverse Effect,” “materiality” or similar qualifiers), (c) compliance by the Company with the covenants applicable to the Company contained herein and (d) that the most recent financial forecasts of the Company and its Subsidiaries made available to Parent have been prepared in good faith based upon assumptions that were and continue to be reasonable immediately after giving effect to the transactions contemplated by this Agreement, each of Parent, Merger Sub I, Merger Sub II, the Final Surviving Corporation and their respective Subsidiaries will be Solvent as of the

Effective Time and immediately after the consummation of the transactions contemplated by this Agreement. No transfer of property is being made by Parent, Merger Sub I, Merger Sub II, the Final Surviving Corporation or any their respective Subsidiaries (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Merger Sub I, Merger Sub II, the Final Surviving Corporation or any of their respective Subsidiaries in connection with the transactions contemplated by this Agreement (or any series of related transactions or any other transactions in close proximity with the transactions contemplated by this Agreement) with the intent to hinder, delay or defraud either present or future creditors of the Company, the Final Surviving Corporation, Parent, Merger Sub I, Merger Sub II or any of their respective Subsidiaries. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets and property of such Person, in each case, will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Law governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person will be able to pay its liabilities, including contingent (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability), subordinated and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent, subordinated and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

4.12 Broker’s Fees. There is no investment banker, broker, finder or other agent or intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries or any of their respective officers or directors in their capacities as officers or directors, who is entitled to any advisory, banking, broker’s, finder’s or similar fee or commission in connection with the Merger and the other transactions contemplated by this Agreement that the Company may be responsible for prior to the Closing.

4.13 Foreign Person. None of Parent, Merger Sub I, or Merger Sub II is a foreign person, as defined in 31 C.F.R. § 800.224, nor will the transactions contemplated by this Agreement result in foreign control (as defined in 31 C.F.R. § 800.208) of the Company or constitute direct or indirect investment in the Company by any foreign person that affords the foreign person with any of the access, rights, or involvement contemplated under 31 C.F.R. § 800.211(b).

4.14 SEC Filings and the Sarbanes-Oxley Act.

(a) Since January 1, 2023, Parent has filed with or furnished to, as applicable, the SEC each report, statement, schedule, form or other document or filing required by Law to be filed or furnished by Parent at or prior to the time so required (the documents referred to in this 4.14(a), together with all exhibits and other information incorporated by reference therein and all amendments and supplements thereto, are collectively referred to as the “Parent SEC Documents”). No Subsidiary of Parent is required to file any report, statement, schedule, form or other document with the SEC.

(b) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder applicable to the Parent SEC Documents, as the case may be, each as in effect on the date that such Parent SEC Document was filed.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Parent SEC Document filed with or furnished pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by Parent from the SEC and (ii) to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing review by the SEC. As of the date hereof, to the Knowledge of Parent, there are no formal SEC inquiries or investigations pending or threatened, in each case regarding any accounting practices of Parent.

4.15 Financial Statements; Internal Controls.

(a) The consolidated financial statements of Parent included in the Parent SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, for the absence of certain information and footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring adjustments in the case of any unaudited interim financial statements). Except as has been described in the Parent SEC Documents, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC.

(b) Parent’s system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably designed and maintained to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) receipts and expenditures are being made only in accordance with authorizations of Parent’s management and directors, and (iii) any unauthorized use, acquisition or disposition of Parent’s assets that would materially affect Parent’s financial statements would be prevented or detected in a timely manner. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of Parent’s assessment of internal controls as of and for the year ended December 31, 2024.

(c) Parent’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed and maintained to ensure that (i) material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of Parent required under the Exchange Act with respect to such reports.

(d) As of the date hereof, Parent is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act to the extent applicable to Parent. Since January 1, 2023, through the date hereof, Parent has complied in all material respects with the applicable listing and other rules and regulations of the NYSE.

4.16 Tax Matters. None of Parent, Merger Sub I, Merger Sub II and their Affiliates has taken, intends to take, or has agreed to take any action, and is not aware of any facts or circumstances, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.17 Absence of Certain Changes. Since February 26, 2025, through the date hereof, there has not been any Parent Material Adverse Effect.

4.18 No Undisclosed Material Liabilities. There are no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, of Parent or any of its Subsidiaries that would be required by GAAP to be reflected on a consolidated balance sheet (or disclosed in the notes thereto), other than: (a) liabilities or obligations disclosed or otherwise reserved against in Parent’s consolidated balance sheet as of December 31, 2024 included in the Parent SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred in the ordinary course of business since December 31, 2024; (c) executory obligations arising under Contracts to which Parent or any of its Subsidiaries is a party (other than as a result of a breach thereof or default thereunder by Parent or any of its Subsidiaries); (d) liabilities or obligations incurred in connection with the transactions contemplated by this Agreement (including the Merger); and (e) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE V

STOCKHOLDER AND TAX MATTERS

5.1 Company Board Recommendation; Stockholder Notice; Security Holder Notice.

(a) The Company shall use reasonable best efforts to, in accordance with this Agreement, the DGCL and the Company Charter Documents, (i) secure the Company Stockholder Approval as promptly as practicable and, in any event, within 24 hours following the execution of this Agreement, and (ii) with respect to each Company Stockholder that does not execute the Company Stockholder Approval within 24 hours following the execution of this Agreement, secure the Company Stockholder Approval of each such Company Stockholder as promptly as reasonably practicable following the execution of this Agreement. The Company’s obligation to secure the Company Stockholder Approval in accordance with this Section 5.1(a) shall not be affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal or the withholding, withdrawal, amendment or modification by the Company Board of its recommendation to the Company Equity Holders in favor of the Company Stockholder Approval. The Company shall exercise reasonable best efforts to obtain an executed Company Stockholder Approval from each Company Stockholder.

(b) Neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby.

(c) Within 10 Business Days following the Agreement Date, the Company shall prepare, with the cooperation of Parent and its Representatives, and send to each Company Stockholder (other than the Company Stockholders who previously executed the Company Stockholder Approval), a notice (as it may be amended or supplemented from time to time, the “Stockholder Notice”) comprising (i) the notice contemplated by Section 228(e) of the DGCL of the taking of a corporate action without a meeting by less than a unanimous written consent, (ii) the notice contemplated by Section 262(d)(2) of the DGCL, together with a copy of Section 262 of the DGCL and (iii) an information statement to the Company Stockholders. Prior to delivering the Stockholder Notice to the Company Stockholders pursuant to the preceding sentence, the Company shall provide Parent and its Representatives reasonable opportunity to review the Stockholder Notice, and the Company shall consider in good faith any comments provided by Parent or its Representatives on the Stockholder Notice. The Stockholder Notice and any information statement or other disclosure document distributed to the Company Stockholders in connection with the transactions contemplated hereby shall include (x) a statement to the effect that (A) the Company Board had unanimously recommended that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby, and (B) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose to resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the unanimous recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger and the transactions contemplated hereby and (y) such other information the Company may determine is required or advisable under the DGCL to be included therein. Following the mailing of the Stockholder Notice, no amendment or supplement to the Stockholder Notice shall be made by the Company without the prior written consent of Parent, not to be unreasonably withheld, conditioned or delayed.

(d) Prior to the Effective Time, the Company shall provide the Company Equity Holders (other than the Company Stockholders so notified pursuant to Section 5.1(c)) with valid and timely notification of the Merger to the extent required by the terms and conditions of this Agreement, the Company Charter Documents, the Company Governing Documents, any applicable Laws, or any agreement or instruments governing the Company Securities (other than the Company Capital Stock).

5.2 Tax Matters.

(a) Preparation of Tax Returns.

(i) The Company shall prepare and file, or shall cause to be prepared and filed, all Tax Returns that are required to be filed by the Company and its Subsidiaries (taking into account any extension properly obtained) on or before the Closing Date (“Company Prepared Returns”), and shall pay, or cause to be paid, all Taxes of the Company and its Subsidiaries due on or before the Closing Date. All Company Prepared Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company and its Subsidiaries with respect to such items, except as otherwise required by applicable Law. At least 20 days prior to filing a Company Prepared Return that is an income or other material Tax Return (or such shorter period of time as is reasonable given the circumstances), the Company shall submit a copy of such income or other material Tax Return to Parent for Parent’s review and the Company shall consider in good faith any reasonable comments to any Company Prepared Returns timely proposed in writing by Parent.

(b) Cooperation. For a period of seven years after the Closing Date, Parent and the Equityholder Representative shall use commercially reasonable efforts to cooperate, as and to the extent reasonably requested in writing by the other party, in connection with the filing of any Tax Returns with respect to the Company or its operations and any pending or threatened audit, Legal Proceedings or assessments with respect thereto or to Taxes owed by the Company. Such cooperation shall include Parent’s retention and provision of records and information that are reasonably relevant to any such audit or other Legal Proceedings with respect to Taxes and making employees available on a mutually convenient basis, and to provide additional information and explanation of any materials provided hereunder. Notwithstanding the foregoing or any other provision herein to the contrary, in no event shall (i) the Company or the Equityholder Representative be entitled to review or otherwise have access to any income Tax Return, or information related thereto, of Parent or its Affiliates (other than income Tax Returns of the Company for Pre-Closing Tax Periods) and (ii) the Equityholder Representative be required to obtain any information, data, records or documents related to holders of Equity Interests in the Company or not exclusively relating to the Company or its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the Equityholder Representative shall have no obligation to prepare or file any Tax Returns.

(c) Transfer Taxes. All Transfer Taxes incurred as a result of the transactions contemplated in this Agreement shall be borne 50% by Parent and 50% by the Company Equity Holders. The Person(s) obligated to do so under applicable Law shall prepare and file all Tax Returns and other documentation with respect to Transfer Taxes, and each of Parent, the Company and the Company Equity Holders shall reasonably cooperate in connection with any such filings.

(d) Intended Tax Treatment. Parent, the Merger Subs and the Company intend that (i) the First Merger and the Second Merger are integrated steps in the transaction contemplated by this Agreement that, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement is treated as providing for “fixed consideration” (within the meaning of Treasury Regulations Section 1.368-2(e)(2)(iii)), and (iii) the “signing date rule” (within the meaning of Treasury Regulations Section 1.368-2(e)(2)(i) and Revenue Procedure 2018-12, 2018-6 IRB 349 (“Rev. Proc. 2018-12”)) applies to the Merger (the “Intended Tax Treatment”), and the parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and Section 1.368-3. Each of Parent, the Final Surviving Corporation and the Company shall file all applicable U.S. federal, state and local income Tax Returns in a manner consistent with the Intended Tax Treatment, in each case unless otherwise required by a “determination” (within the meaning of Section 1313 of the Code or any similar provision of applicable state, local or foreign Tax Law). Neither the Company nor Parent shall (and Parent shall not permit any other Affiliate of Parent (including the Final Surviving Corporation or any of its Subsidiaries after the Closing) to) knowingly take any action, or fail to take any action, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Parent, the Merger Subs and the Equityholder Representative shall promptly notify the other parties if a party hereto is so required to take a Tax reporting position or file a Tax Return in a manner that is inconsistent with the Intended Tax Treatment. Notwithstanding the foregoing, Parent makes no representations or warranties (other than the representations and warranties contained in Section 4.16) to the Company or to any Company Equity Holder regarding the Tax treatment of the Merger, or any of the Tax consequences to the Company or any Company Equity Holder of this Agreement, the Merger or any of the other transactions or agreements contemplated hereby. The Company acknowledges that the Company and the Company Equity Holders are relying solely on their own Tax advisors in connection with this Agreement, the Merger and the other transactions and agreements contemplated hereby. Each party acknowledges that it has not sought and will not seek any rulings from the IRS or any other Governmental Entity regarding the Tax treatment of the Merger.

(e) To the extent a Company Stockholder makes an express designation in its Letter of Transmittal provided in accordance with this Agreement that specifies the cash consideration or “other property” (as defined for purposes of Section 356 of the Code) that is to be received in respect of particular shares of Company Capital Stock held by such Company Stockholder, the parties agree to treat such specification as part of the terms of the Merger and this Agreement for purposes of Treasury Regulation Section 1.356-1(b) and Treasury Regulation Section 1.358-2(a)(2) (and any corresponding provisions of any applicable state or local Tax Laws) to the extent such specifications are economically reasonable.

(f) The parties hereto intend to comply with Rev. Proc. 2018-12, and therefore acknowledge and agree that for purposes of determining the Parent Stock Price and the value of Parent Common Stock to be received by the Company Stockholders pursuant to the transactions contemplated by this Agreement, (i) the “Safe Harbor Valuation Method” (within the meaning of Section 4.01 of Rev. Proc. 2018-12) will be the “Average of the Daily Volume Weighted Average Prices” as described in Section 4.01(1) of Rev. Proc. 2018-12; (ii) the “Measuring Period” (within the meaning of Section 4.02 of Rev. Proc. 2018-12) will be the ten (10) consecutive trading days ending on March 10, 2025; (iii) the “specified exchange” (within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12) will be the New York Stock Exchange; and (iv) the “authoritative reporting source” (within the meaning of Section 3.01(4)(a)(ii) of Rev. Proc. 2018-12) will be Bloomberg, L.P.

(g) Straddle Period. For purposes of this Agreement, in the case of any Straddle Period, (i) the amount of Taxes based on or measured by income, payroll or receipts of the Company allocable to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any “controlled foreign corporation” as defined in Section 957 of the Code or any partnership or other pass-through entity in which the Company holds a beneficial interest will be deemed to terminate at such time), and (ii) the amount of other Taxes of the Company for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(h) Parent Tax Actions. Without the prior written consent of the Equityholder Representative (not to be unreasonably withheld, conditioned or delayed, provided that, for the avoidance of doubt, it shall be unreasonable to withhold consent where the applicable action is required by a Taxing Authority), neither Parent nor any of its Affiliates (including, following the Closing, the Final Surviving Corporation and the Company Subsidiaries) shall (i) make, change or revoke any Tax election with respect to the Final Surviving Corporation or any Company Subsidiary, which change would be effective on or prior to the Closing Date (including, for the avoidance of doubt, an election under Section 336 or Section 338 of the Code), (ii) amend, re-file or otherwise modify any Tax Return relating to a Pre-Closing Tax Period of the Company or any Company Subsidiary, (iii) initiate any voluntary disclosure or similar proceedings with respect to the Final Surviving Corporation or any Company Subsidiary for any Pre-Closing Tax Period or portion thereof, (iv) adopt or change any accounting method with respect to Taxes of the Final Surviving Corporation or any Company Subsidiary for any Pre-Closing Tax Period, (v) file a type of Tax Return with respect to any Pre-Closing Tax Period of the Final Surviving Corporation or any Company Subsidiary in a jurisdiction where such type of Tax Return was not historically filed by the Company or any Company Subsidiary prior to the Closing, in each case, to the extent such action could reasonably be expected to reduce the Total Merger Consideration, as finally determined in accordance with Section 2.9. This Section 5.2(h) shall cease to apply and be of no further force or effect following the final determination of the Total Merger Consideration in accordance with Section 2.9.

(i) Additional Tax Covenants. The Company shall (and shall cause its Subsidiaries to) undertake the actions set forth on Schedule J hereto.

5.3 Allocation Schedule.

(a) The Company shall prepare and deliver to Parent the Allocation Schedule at least three Business Day prior to the Closing Date, setting forth the information set forth on Schedule B, which Allocation Schedule shall be dated as of the Closing Date.

(b) The Company will provide reasonably detailed back-up documentation for the calculations contained therein that is reasonably requested by Parent. The Company shall make available to Parent and its Representatives the work papers (subject to the execution of customary work paper access letters, if requested) and other books and records used in preparing the Allocation Schedule and reasonable access to Company Service Providers or Representatives of the Company as Parent may reasonably request in connection with its review of the Allocation Schedule, and will otherwise cooperate in good faith with Parent’s and its Representatives review and shall consider in good faith any reasonable comments of Parent on the Allocation Schedule. The Company shall ensure that the Allocation Schedule complies with any applicable Laws, the Company Charter Documents, the Company Governing Documents, any equity plans or any other Contract of the Company. It is expressly acknowledged and agreed that (i) Parent and its Representatives shall be entitled to rely on the Allocation Schedule without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith and (ii) neither Parent nor any of its Representatives shall have any liability to any Company Equity Holder or any other Person with respect to any claims relating to any alleged inaccuracy, incompleteness or miscalculations in, or otherwise relating to, the preparation of the Allocation Schedule and any information set forth therein or payments made by any Person in accordance therewith. Notwithstanding the foregoing, in no event will any of Parent’s rights be considered waived, impaired or otherwise limited as a result of Parent not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Allocation Schedule, as applicable.

5.4 Securities Law Exemption; Transfer Restrictions; Stop-Transfer Instructions, Securities Law Compliance.

(a) Parent shall use its reasonable best efforts to ensure that issuance of all shares of Parent Common Stock contemplated by this Agreement in connection with the Merger validly qualifies for an exemption from the registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue sky” laws. The Company shall fully cooperate with Parent in its efforts to satisfy the requirements of such exemption, including providing customary information and certifications as reasonably requested by Parent.

(b) The shares of Parent Common Stock shall constitute “restricted securities” under the Securities Act and may not be transferred absent registration under the Securities Act or an exemption therefrom, and any such transfer shall be subject to compliance with applicable state securities Laws. All shares of Parent Common Stock issued in connection with this Agreement shall bear a legend or legends referencing restrictions applicable to such shares under applicable securities Laws and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act.”

(c) To ensure compliance with the restrictions imposed by this Agreement and the Lock-Up Agreement, Parent may issue appropriate “stop-transfer” instructions to its transfer agent. Parent shall not be required (i) to transfer on its books any shares of Parent Common Stock that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such shares of Parent Common Stock, or to accord the right to vote or pay dividends, to any purchaser or other transferee to whom such shares of Parent Common Stock has been purportedly so transferred in violation of any of the provisions of this Agreement.

(d) Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock being issued in the Merger to be to be approved for listing (subject, if applicable, to notice of issuance) for trading on the NYSE prior to the Closing.

(e) Parent will use its commercially reasonable efforts to (i) at the reasonable request of any Company Equity Holder, deliver all the necessary documentation to cause Parent’s transfer agent for shares of Parent Common Stock (the “Transfer Agent”) to remove all restrictive legends from any shares of Parent Common Stock issued pursuant to this Agreement, following the expiration of any applicable restrictions imposed by the Lock-Up Agreement and in compliance with applicable securities Laws (x) to the extent being sold pursuant to Rule 144, at the time of sale of such securities, (y) that may be sold by such Company Equity Holder without restriction under Rule 144, including as to volume, manner of sale and current public information, or (z) that are being distributed to partners, limited partners or holders of other equity interests of a Company Equity Holder (A) pursuant to Rule 144 where the distributees are not Affiliates of Parent and (B) at or after six months following the Closing where the distributees are not Affiliates of Parent, there is current public information of Parent then available, and the Company Equity Holder delivers customary representations that such securities are being sold by the distributees in compliance with Rule 144, and (ii) deliver or cause its legal counsel to deliver to the Transfer Agent the necessary blanket legal opinions or instruction letters required by the Transfer Agent, if any, in connection with the removal of restrictive legends, in each case of clauses (i) and (ii), upon the receipt by the Transfer Agent of customary representation letters from such Company Equity Holder and, in the case of any removal of restrictive legends in connection with clause (i)(z), the Company Equity Holder shall have caused the delivery of such legal opinion by a nationally recognized law firm as counsel to the Company Equity Holder making such distribution reasonably acceptable to the Parent. For the avoidance of doubt, following the expiration of any applicable restrictions imposed by the Lock-Up Agreement and in compliance with applicable securities laws, Parent shall cause the removal of restrictive legends in connection with any distribution to partners, limited partners or holders of other equity interests of a Company Equity Holder at the request of such Company Equity Holder for prompt resales by such transferees pursuant to Rule 144 at the time of such distribution upon receipt by Parent of a customary legal opinion of a nationally recognized law firm as counsel to such Company Equity Holder reasonably acceptable to the Parent and customary representations by such transferees or such Company Equity Holder on behalf of such transferees that they are effecting resales of such securities upon or substantially concurrently with receipt of securities in such distribution.

(f) In addition, with a view to making available to each Company Equity Holder the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Company Equity Holder to sell such securities issued pursuant to this Agreement to the public without registration, beginning on the Closing Date until the earlier of (x) such time as the holder thereof is eligible to sell all such securities under Rule 144 as to volume, manner of sale and current public information and Parent and the Transfer Agent shall have removed all restrictive legends thereon and (y) such securities shall have had removed any restrictive legend under applicable securities Laws and may be immediately resold without restriction of any kind under applicable securities Laws by the holder thereof in accordance with applicable securities Laws, Parent shall use commercially reasonable efforts to (i) make and keep available adequate current public information, as those terms are defined in Rule 144, and (ii) file with the SEC in a timely manner all reports and other documents required to be filed by Parent under the Exchange Act.

5.5 Indemnification of Directors and Officers of the Company.

(a) During the period ending six years after the Effective Time (and, if applicable, for any subsequent period of time during the pendency, and through the resolution, of any D&O Indemnifiable Matter(s) initiated during such six year period), Parent, the Final Surviving Corporation and their successors shall, and Parent shall cause the Final Surviving Corporation and its successors to, fulfill their obligations to the present and former members of the Company Board and present and former officers of the Company (such directors and officers being herein called the “Company Indemnitees”) pursuant to the terms of the Company Charter Documents as in effect on the Agreement Date, the DGCL and other applicable Law and any indemnification agreements between the Company and such Company Indemnitees set forth on Section 5.5(a) of the Disclosure Schedule (such obligations, collectively, the “D&O Indemnifiable Matters”). Notwithstanding the foregoing, the obligations of Parent and the Final Surviving Corporation or their successors in respect of the D&O Indemnifiable Matters (i) shall be subject to any limitation imposed by applicable Law, the terms of the Company Charter Documents and the terms of the applicable indemnification agreement and (ii) shall not be deemed to release any Company Indemnitee from his or her obligations pursuant to this Agreement or any Related Agreement to which such Person is a party. Any rights of the Company Indemnitees to indemnification, advancement of expenses or exculpation in respect of any claim made by the Company Indemnitees on or prior to the sixth anniversary of the Effective Time will continue until the final resolution of such claim.

(b) Prior to the Effective Time, the Company shall purchase and fully pay (and such purchase price shall be included in Transaction Expenses of the Company) for an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage in a form reasonably acceptable to Parent that shall provide the Company Indemnitees with coverage for six years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Tail Policy”). The cost of any D&O Tail Policy shall be considered a Transaction Expense for purposes of this Agreement. At or prior to the Closing, the Company shall provide a copy of the D&O Tail Policy to Parent, along with written confirmation from the insurance provider that the D&O Tail Policy will be bound at Closing.

(c) This Section 5.5 will survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Company Indemnitees, and will be binding on all successors and assigns of Parent and the Final Surviving Corporation. If the Final Surviving Corporation or any of their respective successors or assigns (i) will consolidate with or merge into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) will transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions will be made so that the successors and assigns of the Final Surviving Corporation will assume all of the obligations set forth in this Section 5.5. This Section 5.5 will not be terminated or modified in such a manner as to adversely affect the rights of any Company Indemnitee under this Section 5.5 without the prior written consent of such affected Company Indemnitee.

5.6 R&W Policy. Parent shall obtain a binder agreement conditionally incepting coverage under the R&W Policy, effective as of the Closing. The R&W Policy shall provide that the insurer thereof waives, and agrees not to pursue, any rights of subrogation against the Company (and any Company Subsidiary), any Company Equity Holder, or any Representative thereof, except in the case of Fraud by such Person (the “Subrogation Waiver”). Parent shall not amend, modify or otherwise change, terminate or waive the Subrogation Waiver in any manner that would adversely affect the rights of the Company (and any Company Subsidiary), any Company Equity Holder, or any Representative thereof, without the prior written consent of the Person that such amendment, modification, change, termination or waiver adversely affects. The R&W Expenses shall be borne 50% by Parent and 50% by the Company.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Conduct of the Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (the “Interim Period”), except (i) as expressly set forth on Section 6.1 of the Disclosure Schedule, (ii) as expressly contemplated by the terms hereof, (iii) as consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (iv) as required by applicable Law, the Company shall (x) conduct its business in the Ordinary Course of Business and (y) use reasonable best efforts to:

(a) maintain and preserve intact the business of the Company and the Company Subsidiaries;

(b) retain the officers, employees and consultants (other than any termination of service thereof for cause) of the Company and the Company Subsidiaries;

(c) maintain and preserve its relationships with customers, suppliers, vendors, distributors, licensors, licensees, landlords, regulatory authorities and others having material business relationships with the Company or any Company Subsidiary; and

(d) promptly notify Parent of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the Related Agreements, including the Merger (it being understood and agreed that with respect to the matters specifically addressed by any provision of Section 6.2, to the extent such specific provisions conflict with the more general provision of this Section 6.1, such specific provisions shall govern).

6.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 6.1, except (i) as expressly set forth on Section 6.2 of the Disclosure Schedule, (ii) as required by applicable Law, (iii) as expressly contemplated by the terms hereof or (iv) as consented to in advance in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Company and the Company Subsidiaries shall not (and the Company will cause the Company Subsidiaries not to):

(a) amend or change the Company Charter Documents, the Company Governing Documents or any other Organizational Documents of the Company or any Company Subsidiary;

(b) (i) merge or consolidate itself with any other Person, (ii) adopt a complete or partial plan of liquidation, dissolution, consolidation, restructuring, recapitalization, bankruptcy, suspension of payments or other reorganization or (iii) form any Subsidiary of the Company;

(c) declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Vested Company Options that are outstanding as of the Agreement Date and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(d) (i) enter into or amend or modify any (A) Material Contract or (B) any Contract that would (if entered into, amended, renewed or modified prior to the Agreement Date) constitute a Material Contract, (ii) violate, terminate (other than non-renewals occurring in the Ordinary Course of Business), or waive any of the terms of any of its Material Contracts, or (iii) enter into, amend, modify or terminate (other than non-renewals occurring in the Ordinary Course of Business) any Contract or waive or release any rights or claims thereunder, which if so entered into, amended, modified, terminated, waived or released would reasonably be expected to (x) adversely affect the Company or any Company Subsidiary (or, following consummation of the Merger, Parent or any of its Affiliates) in any material respect, (y) impair the ability of the Company or the Equityholder Representative to perform their respective obligations under this agreement or (z) prevent or materially delay or impair the consummation of the Merger and the other transactions contemplated hereby;

(e) issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Equity Interests or any other indebtedness or other security granting its holder the right to vote on any matters on which any Company Equity Holder may vote, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Vested Company Options that are outstanding as of the Agreement Date and (ii) the repurchase of any shares of Company Capital Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) (i) hire, or offer to hire, any additional officers or Company Service Providers earning annual base compensation in excess of $100,000 individually or $1,000,000 in the aggregate, (ii) terminate the employment or engagement of any current Company Service Provider earning annual base compensation in excess of $225,000, (iii) increase or modify the compensation or benefits of any Company Service Provider, issue any equity or equity-based award or otherwise alter the terms and conditions of employment for any current employee of the Company, (iv) enter into, amend, or extend the term of any Company Employee Plan with any Company Service Provider providing for severance, incentive, transaction, change in control or retention bonuses, equity awards or, incentive compensation or other similar benefits (including the acceleration of vesting, payment or funding of any compensation or benefits), (v) increase or accelerate or commit to accelerate the funding, payment or vesting of the compensation or benefits provided to any Company Service Providers, including under any Company Employee Plan or any other benefit or compensation plan, agreement, contract, program, policy or arrangement, (vi) except as required by Law, grant or pay any severance, change of control, transaction, retention, termination or similar pay or benefits to any Person (other than payments or benefits that the Company is obligated to provide pursuant to preexisting plans, policies or Company Employee Plan that have been disclosed to Parent and are explicitly set forth on Section 3.19(a) of the Disclosure Schedule), (vi) recognize, modify, extend, terminate, negotiate or enter into any Collective Bargaining Agreement or (vii) recognize or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(g) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, material reductions in compensation or other similar actions that could implicate the WARN Act;

(h) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any Company Service Providers;

(i) (i) incur any Indebtedness for borrowed money or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities or guarantee any debt securities of another Person, (ii) make any loans, advances or capital contributions (other than routine expense advances to Company Service Providers consistent with past practice) to, or guarantees for the benefit of, or any investments in, any Person, or (iii) cancel, forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(j) except for non-exclusive licenses granted to customers, Company Service Providers and vendors in the Ordinary Course of Business, in each case, on the Company’s standard forms of agreement (or materially similar terms), transfer, sell, license to any Person any rights to any Intellectual Property;

(k) enter into any agreement with respect to the development of any Intellectual Property with a third party (excluding agreements with Company Service Providers and vendors entered into in the Ordinary Course of Business on standard forms of agreement (or materially similar terms) providing reasonable confidentiality obligations and providing for the assignment of all developed Intellectual Property);

(l) transfer or provide a copy of any proprietary source code of any Company Software to any Person (including any Company Service Provider or commercial partner of the Company), other than providing access to such source code (i) to current Company Service Providers actually involved in the development of the Company Products on a need to know basis in the Ordinary Course of Business and provided each such Company Service Provider has executed an agreement providing reasonable confidentiality obligations and providing for the assignment of all developed Intellectual Property, or (ii) a customer accessing that certain source code associated with the Company Products that is and has been made available by the Company in the Ordinary Course of Business pursuant to an agreement imposing reasonable confidentiality obligations on such customer and reasonable restrictions on the use of proprietary source code of any Company Software;

(m) enter into any distribution, license, reseller, joint venture, strategic alliance, partnership or any similar arrangement or agreement (other than non-exclusive arrangements or agreements entered in the Ordinary Course of Business);

(n) undertake any action or fail to take any action that does or could, individually or in the aggregate, reasonably be expected to, result in the loss, lapse, expiration, or abandonment of any Company Owned IP;

(o) other than with respect to source code which is exclusively addressed in Section 6.2(l), (i) disclose any Trade Secrets (other than pursuant to a written confidentiality agreement entered into in the Ordinary Course of Business with reasonable protections of, and preserving all rights of the Company in, such Trade Secrets), or (ii) knowingly receive any Trade Secret of any Person in violation of any obligation of confidentiality;

(p) mortgage, pledge, sell, lease, license or otherwise dispose of or encumber (other than Permitted Liens) any of its properties or tangible assets, or enter into any Contract with respect to the foregoing;

(q) enter into any operating lease in excess of $50,000 or any leasing transaction of the type required to be capitalized in accordance with GAAP in excess of $50,000 individually or $100,000 in the aggregate, other than equipment leases entered into in the Ordinary Course of Business in de minimis amounts;

(r) (i) pay, discharge or satisfy any Liability to any Person who is an officer, director or stockholder of the Company or any Company Subsidiary, other than compensation due for services as an officer or director in the Ordinary Course of Business, (ii) defer payment of any accounts payable other than in the Ordinary Course of Business or (iii) give any discount, accommodation or other concession other than in the Ordinary Course of Business, with the goal of accelerating or inducing the collection of any receivable or materially change the manner in which the Company provides warranties, discounts or credits to customers;

(s) (i) enter into any new line of business, or incur or commit to incur any capital expenditures or Liabilities in connection therewith or (ii) abandon or discontinue any existing lines of business;

(t) make any capital expenditures, capital additions or capital improvements in excess of $100,000 individually or $200,000 in the aggregate;

(u) materially change the amount of, or terminate, any insurance coverage;

(v) agree to or take any actions to cancel, release or waive any material claims or rights held by the Company;

(w) adopt, establish, enter into, terminate, discontinue, modify or amend any Company Employee Plan; provided the Company may enter into or terminate a Standard Offer Letter with any new hire permitted under Section 6.2(f)(i) or terminate any Standard Offer Letter permitted under Section 6.2(f)(ii);

(x) (i) commence any Legal Proceeding, other than (A) for the routine collection of bills, (B) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Parent prior to the filing of such a suit) or (C) for a breach or threatened breach of this Agreement or (ii) settle or agree to settle any pending or threatened Legal Proceeding;

(y) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to its business, or enter into any Contract with respect to a joint venture, strategic alliance, partnership, sharing of profit arrangement or similar arrangement;

(z) make, change or revoke any Tax election, adopt or change any Tax accounting method or period, file any federal, state, or non-U.S. Tax Return other than in compliance with Section 5.2(a)(i), file any amended Tax Return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of applicable state, local or non-U.S. Law) or initiate any voluntary disclosure application or agreement or similar process, apply for any Tax ruling, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than a Commercial Tax Agreement), or assume or agree to indemnify any liability for Taxes of another Person or surrender any right to claim a Tax refund, or take any other similar action outside of the Ordinary Course of Business with respect to Taxes, except to the extent any such action in this Section 6.2(z) herein would not reasonably be expected to have the effect of increasing the Tax liability the Company for any Tax period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(aa) change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the Ordinary Course of Business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Parent;

(bb) (i) amend, modify, extend, renew or terminate any Lease Agreement or (ii) enter into any agreement for the purchase, sale, lease, sublease, license or other Contract for the use or occupancy of any real property;

(cc) enter into any Contract that requires the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Merger;

(dd) settle or compromise any claim (whether or not commenced prior to the Agreement Date) (i) involving the payment of, or an agreement to pay over time, in cash, notes or other property, in the aggregate, an amount exceeding $100,000, (ii) which imposes any continuing obligations or liabilities on the Company after the Closing Date, (iii) which involves an admission of wrongdoing by the Company or (iv) which imposes any equitable or injunctive relief; or

(ee) take or agree in writing or otherwise to take, any of the actions described above.

Nothing in this Section 6.2 shall give Parent, directly or indirectly, the right to control or direct the operations of the Company in violation of the HSR Act or other Antitrust Laws.

6.3 No Solicitation; Exclusivity.

(a) During the Interim Period, the Company and the Company Subsidiaries shall not, nor shall it authorize or permit any of their respective Representatives or the Company Equity Holders to, directly or indirectly, (i) solicit, seek, initiate, knowingly encourage others to solicit, or knowingly encourage, entertain, respond to, facilitate or accept any discussions, proposals, expressions of interest or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) entertain, consider, agree to, accept, recommend, endorse, propose or announce any attention to enter into, or enter into any letter of intent or any other Contract contemplating or otherwise relating to, any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Equity Holder. The Company and the Company Subsidiaries shall, and shall cause their respective

Representatives and the Company Equity Holders to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Parent and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or any Company Subsidiary in connection with an Acquisition Proposal and request from each Person (other than Parent and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or any Company Subsidiary previously provided to such Person in connection with an Acquisition Proposal. If any of the Representatives of the Company or any Company Subsidiary or the Company Equity Holders takes any action at the direction of the Company or any Company Subsidiary that the Company is obligated pursuant to this Section 6.3 not to authorize or permit such Representative to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.3.

(b) The Company shall promptly (but in any event, within 24 hours) notify Parent in writing, which may be via email in accordance with Section 9.2, after receipt by the Company or any Company Subsidiary (or, to the Knowledge of the Company, by any of their respective Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or any Company Subsidiary or for access to any of the properties, books or records of the Company or any Company Subsidiary by any Person or Persons other than Parent and its Representatives reasonably expected to be in connection with a potential Acquisition Proposal. Such notice shall include the identity of the Person making the Acquisition Proposal and describe in reasonable details the material terms and conditions of such Acquisition Proposal. The Company shall keep Parent fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto. The Company shall promptly (and in any event within 24 hours), request in writing that all Persons who have or could be expected to make an Acquisition Proposal and to whom nonpublic information concerning the Company or any Company Subsidiary has been distributed on or prior to the Agreement Date destroy or return such information to the Company or any Company Subsidiary as soon as possible (and, if applicable under contractual arrangements between the Company and such Persons, certify as to the destruction of such information) and within 24 hours cause any third party (other than Parent or its Representatives) to cease to have any access to the Data Room or any similar data site.

6.4 Access to Information.

(a) During the Interim Period, the Company and the Company Subsidiaries shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company to the assets, properties, books and records and personnel of the Company and the Company Subsidiaries as reasonably requested by Parent; provided that the Company and the Company Subsidiaries shall have the right to have their Representatives present for any communication with their employees or officers. All requests by Parent for access pursuant to this Section 6.4 shall be submitted or directed exclusively to Alla Liberman at ***** or such other individuals as the Company may designate in writing from time to time.

(b) Subject to compliance with applicable Law, during the Interim Period, the Company and Parent shall each confer from time to time as requested by the other party with one or more Representatives of each party to discuss any material changes or developments in the operational matters of Parent, the Company or any Company Subsidiary and the general status of the ongoing operations of Parent, the Company or any Company Subsidiary.

(c) No information obtained by Parent or the Company during the pendency of the Merger in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of Parent, Merger Subs or the Company or the conditions to their respective obligations set forth herein or otherwise impair the rights and remedies available to Parent, Merger Subs or the Company hereunder.

(d) For the avoidance of doubt, Section 6.6 shall apply to all information provided pursuant to this Section 6.4.

6.5 Section 280G. Prior to the Closing Date, the Company shall (a) use its reasonable best efforts to secure from any Person who (i) is a “disqualified individual” (as defined in Section 280G of the Code) and (ii) has a right or potential right to any payments or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments or benefits, such that all remaining payments or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (such waived portion of any payments or benefits, “Waived 280G Benefits”), and (b) for all such obtained waivers, submit for approval by the Company’s shareholders entitled to vote on such matters the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code. The Company shall not pay or provide or permit any disqualified individual to retain any of the Waived 280G Benefits, if such Waived 280G Benefits are not approved by the Company’s shareholders as contemplated above. No later than five calendar days prior to the Closing Date, the Company shall provide to Parent or its counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the approval process and shall incorporate all of Parent’s reasonable comments; provided that such drafts of the consent, waiver, disclosure statement and calculations shall not be required to include any payments or benefits that may be made by Parent or its Affiliates pursuant to arrangements entered into at the direction of Parent on or before the Closing unless at least seven calendar days prior to the Closing, Parent provides, with respect to any agreement, contract or arrangement that Parent or its Affiliates are providing or entering into on or prior to the Closing Date to or with respect to any disqualified individual in connection with the transactions contemplated hereby, a written description, of any such agreement, contract or arrangement and amount of related “parachute payment.” Prior to the Closing Date, the Company shall deliver to Parent evidence that (x) a vote of the Company’s shareholders was obtained in conformance with Section 280G of the Code and the regulations thereunder, or (y) such requisite Company shareholder approval has not been obtained with respect to the Waived 280G Benefits, and, as a consequence, the Waived 280G Benefits have not been and shall not be retained, paid or provided.

6.6 Confidentiality. The parties hereto acknowledge that Clearwater Analytics LLC and the Company have previously executed that certain non-disclosure and confidentiality agreement, dated July 18, 2024 (as amended, supplemented or otherwise modified from time to time, the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with their terms; provided that, from and after the date hereof, notwithstanding anything to the contrary in the Confidentiality Agreement, no consent of the Company shall be required for any Person who is a potential source of debt financing for the transactions contemplated by this Agreement, to become a Representative (as defined in the Confidentiality Agreement) of Clearwater Analytics LLC thereunder. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence, and at no time shall any party or its Representatives disclose any of the terms of this Agreement (including the economic terms) or any non-public information about another party hereto to any other Person without the prior written consent of the other party. Notwithstanding anything to the contrary in the foregoing (including in the Confidentiality Agreement), a party hereto shall be permitted to disclose any and all terms (i) to its financial, Tax and legal advisors, provided that they are subject to a similar obligation of confidentiality, (ii) to any Governmental Entity or administrative agency to the extent necessary to comply with applicable Law and the rules of the primary exchange on which such party is then listed, (iii) to Persons to which such party is otherwise incurring Transaction Expenses (but only to the extent reasonably necessary for such Person to perform its services in connection therewith), (iv) as reasonably necessary for the Company to obtain the Company Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement, (v) in connection with enforcing its rights or defending itself against any claims hereunder and (vi) as otherwise permitted by Section 6.7. The Equityholder Representative hereby agrees to hold the terms of this Agreement, the fact of this Agreement’s existence, and information relating to the Merger or this Agreement received by the Equityholder Representative after the Closing or relating to the period after the Closing in strict confidence, and at no time shall the Equityholder Representative disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of Parent (and, prior to Closing, the Company); provided, that notwithstanding the foregoing or anything in this Agreement to the contrary, following Closing, the Equityholder Representative shall be permitted to: (x) after the public announcement of the Merger, announce that it has been engaged to serve as the Equityholder Representative in connection herewith as long as such announcement does not disclose any of the other terms hereof; and (y) disclose information as required by Law or to advisors and representatives of the Equityholder Representative and to the Company Equity Holders, in each case who have a reasonable need to know such information, provided that such persons are subject to customary confidentiality obligations with respect thereto with a term of no less than three years from the date of disclosure.

6.7 Public Disclosure. The parties agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be on a date and in form and substance mutually agreed upon by Parent and the Company. During the Interim Period, the Company shall not, and the Company shall cause each of its Representatives not to, issue any press release or other public communications (other than any communications permitted by this Section 6.7 or in accordance with the communications plan approved by Parent) relating to the terms of this Agreement or the Merger or use Parent’s name or refer to Parent directly or indirectly, whether or not in response to an inquiry, without the prior written approval of Parent, unless required by applicable Law and except as reasonably necessary for the Company to obtain the Company Stockholder Approval and the other consents and approvals of the Company Stockholders and other third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, in Section 6.5 or in the Confidentiality Agreement, (a) Parent may be permitted to make such public communications or public filings or disclosures regarding this Agreement or the Merger as Parent may determine is reasonable and appropriate for a public reporting company, and (b) the Company and its Affiliates may make such public communications regarding this Agreement or the Merger solely to the extent they are consistent with previous press releases or public announcements made in compliance with this Section 6.7. Without limiting any provision in this Section 6.7, the Company shall not, and shall use reasonable best efforts to cause each of its Representatives not to, make any (i) broad-based internal announcements or broad-based communications to employees of the Company or (ii) announcements or communications to customers, suppliers or other material business relations of Parent, the Company or their respective Affiliates, in each case, concerning the transactions contemplated by this Agreement unless specifically approved in writing in advance by Parent (which approval may be withheld, conditioned or delayed in Parent’s sole discretion), except that prior written consent of Parent shall not be required if such communications are not inconsistent with the original or previous press releases or public announcements made in compliance with this Section 6.7.

6.8 Reasonable Best Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto (other than the Equityholder Representative) agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in a reasonably expeditious manner, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) The parties (other than the Equityholder Representative) shall promptly make all filings and notifications and other submissions with respect to this Agreement and the transactions contemplated hereby under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations (the “HSR Act”) and any other applicable Antitrust Laws and, in any event, shall each file the Notification and Report Form under the HSR Act, if required, no more than 25 Business Days after the Agreement Date. To the extent permitted by applicable Law, each of the Company and Parent shall promptly inform the other of any material communication between the Company or Parent (as applicable) and any Governmental Entity regarding the transactions contemplated by this Agreement (and if in writing, furnish the other party with a copy of such communication). If the Company or Parent or any affiliate thereof shall receive any formal or informal request for information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then the Company or Parent (as applicable) shall make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. Without limiting the generality or effect of Section 6.8(a), to the extent permitted by applicable Law and except as may be prohibited by any

Governmental Entity, the parties hereto shall: (i) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Entity relating to the transactions contemplated by this Agreement; (ii) not participate in any substantive meeting or telephone or video conference, or have any substantive communication with, any Governmental Entity unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate therein; (iii) furnish the other party’s outside legal counsel with copies of all filings, except for filings required by the HSR Act, and communications between it and any such Governmental Entity with respect to this Agreement and the transactions contemplated hereby; provided that material provided pursuant to this Section 6.8(b): (A) may be redacted as necessary (1) to comply with contractual arrangements, (2) to address legal privilege concerns, or (3) to remove references concerning the valuation of the parties or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; (iv) furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions of information to any such Governmental Entity; and (v) give the other prompt notice of the commencement or known threat of commencement of any Legal Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement. All filing fees in connection with filings required by the HSR Act or other Antitrust Laws shall be borne 100% by Parent. The Company and Parent shall each bear its own legal fees and expenses in connection with compliance with this Section 6.8.

(c) Notwithstanding the foregoing, nothing in this Section 6.8 or otherwise in this Agreement shall require Parent: (i) to take any action that would prohibit or limit in any respect, or place any conditions on, the ownership or operation by Parent of any portion of the business, assets, Intellectual Property, categories of assets, relationships, contractual rights, obligations or arrangements of Parent or any of its Affiliates (including the Company), or compel Parent to divest, dispose of, hold separate or license any portion of the business, assets, Intellectual Property, categories of assets, relationships, contractual rights, obligations, or arrangements of Parent or any of its Affiliates (including the Company), (ii) to propose or agree to or effect any divestiture or hold separate any business or assets or (iii) to commence, contest or defend any Legal Proceeding relating to the transactions contemplated by this Agreement; provided that the Company shall not take any of the foregoing actions without the prior written consent of Parent.

(d) From and after the execution and delivery of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article VIII, none of Parent, Merger Sub I or Merger Sub II shall, nor shall they permit any of their respective Subsidiaries or controlled Affiliates to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition would reasonably be expected to (x) impose any material delay, or materially increase the risk of not obtaining, the expiration or termination of the HSR Act waiting period, or (y) materially increase the risk of any Governmental Entity entering an Order pursuant to Antitrust Law that prohibits the transactions contemplated by this Agreement.

6.9 Consents.

(a) Prior to the Closing, the Company shall, upon Parent’s request and using forms reasonably acceptable to Parent, use commercially reasonable efforts to obtain prior to the Closing, the consents, waivers and approvals listed on Section 3.5 of the Disclosure Schedule or under any Contract entered into after the Agreement Date that would have been required to be listed or described on Section 3.5 of the Disclosure Schedule if entered into prior to the Agreement Date, and the Company shall deliver copies of such consents, waivers and approvals to Parent promptly following the Company’s receipt thereof. Notwithstanding anything to the contrary herein, subject to Section 1.5(a)(ii), none of Parent, its Subsidiaries or the Company shall be required to pay any consent or other similar fee, payment, or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third-party consents, waiver or approvals (except, in the case of the Company, if requested by Parent).

(b) The Company or the applicable Subsidiary shall be solely responsible for giving all notices and other information required to be given to the Company Service Providers, any labor union, works council, labor organization, employee representative or other collective bargaining unit representing any group of employees of the Company or any of its Subsidiaries, and any applicable government authority under the WARN Act or similar state Law, the National Labor Relations Act, the Code, COBRA and other applicable Law in connection with the transactions contemplated by this Agreement.

6.10 Terminated Agreements. Prior to the Closing, the Company shall cause each of the agreements set forth on Schedule A attached hereto (collectively, the “Terminated Agreements”) to be terminated, effective as of and contingent upon the Closing, including by sending all required notices, such that each such agreement shall be of no further force or effect immediately following the Effective Time. Upon the Closing, the Company (or the applicable Company Subsidiary party to such Terminated Agreement) shall have paid all amounts owed under the Terminated Agreements (as a result of the termination of the Terminated Agreements or otherwise) such that the Final Surviving Corporation shall not have any Liability under any Terminated Agreement following the Closing Date.

6.11 Resignation of Officers and Directors. Prior to the Closing, the Company shall cause each officer and director of the Company and the Company Subsidiaries to execute a Director and Officer Resignation Letter, effective as of the Effective Time, except to the extent otherwise requested in writing by Parent prior to the Closing Date.

6.12 Expenses. Except as explicitly provided for otherwise in this Agreement, whether or not the Merger is consummated, except as otherwise set forth herein, each of the Company and Parent shall bear its own, and its respective legal, auditors’, financial advisors’ and other representatives’ fees and other expenses incurred with respect to this Agreement and the Merger.

6.13 Suitability Documentation. The Company shall use its commercially reasonable efforts to cause each Company Stockholder to deliver the Suitability Documentation as promptly as reasonably practicable following the Agreement Date and at least five Business Days prior to the Closing. As promptly as practicable and in any event within at least five Business Days prior to the Closing, the Company shall provide copies of all Suitability Documentation received from the Company Stockholders to Parent.

6.14 Invoices. The Company shall use commercially reasonable efforts to obtain an invoice from each advisor or other service provider to the Company (other than any current employee, director or officer of the Company), in each case dated no more than one Business Day prior to the Closing Date, with respect to all Closing Transaction Expenses estimated to be due and payable to such advisor or other service provider as of the Closing Date.

6.15 Cooperation with Debt Financing.

(a) The parties acknowledge that Parent and its Subsidiaries may arrange third party debt financing for the purpose of funding the transactions contemplated by this Agreement, related fees and expenses in connection therewith and otherwise for working capital and general corporate purposes (the “Debt Financing”) and, prior to Closing, the Company shall use, and shall instruct its Representatives to use, reasonable best efforts to provide to Parent and its Subsidiaries customary cooperation as reasonably requested by Parent in connection with obtaining such Debt Financing, which shall include: (i) furnishing Parent and its Subsidiaries and the Debt Financing Sources, as promptly as reasonably practicable following Parent’s request, with information regarding the Company and the Company Subsidiaries customary for the arrangement of the Debt Financing, to the extent reasonably available to the Company and its Representatives and reasonably requested by Parent to assist in preparation of customary bank information memoranda, rating agency or lender presentations relating to the Debt Financing and other similar documents reasonably requested by Parent in connection with the Debt Financing, (ii) with appropriate advance notice, participating in a reasonable number of lender meetings and meetings with rating agencies in connection with the Debt Financing at times and locations to be mutually agreed that are customary for financings of a type similar to the Debt Financing, (iii) assisting in (x) the preparation and execution of one or more credit agreements, currency or interest hedging agreements, delivery of one or more perfection certificates, security agreements and other collateral documents (including assisting with preparing any disclosure schedules related thereto) or other definitive documents as may be reasonably requested by Parent or any of its Subsidiaries, including the preparation of a customary solvency certificate, and otherwise facilitating the pledging of collateral and granting of security interests or (y) to the extent requested by Parent, the amendment of any currency or interest hedging agreements entered into by the Company or any Company Subsidiary, in each case, on terms that are reasonably requested by Parent; provided that no obligation of the Company thereof under any such agreements or amendments under this clause (iii) shall be effective until the Closing Date, (iv) cooperating in satisfying the conditions precedent set forth in the definitive documentation entered into in connection with the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company and its Representatives, (v) assisting with the marketing or syndication efforts of Parent in connection with the Debt Financing, and (vi) assisting and requesting the deliverables required pursuant to the Payoff Letters; provided, however, that in connection with the cooperation set forth in this Section 6.15, (A) no obligation of the Company or any Company Subsidiary under any agreement, certificate, document or instrument (other than, for the avoidance of doubt, the authorization letters referenced below) shall be effective until the Closing Date, (B) neither the Company nor any Company Subsidiary shall be required to pay or reimburse any commitment or other fee, give or agree to give to any person any indemnities or incur any other liability in connection with the Debt Financing, in each case prior to the Closing Date. Notwithstanding anything to the contrary in this Agreement, the Company and its Representatives shall furnish to Parent and its Subsidiaries as promptly as practicable following written request by Parent or any of its Subsidiaries (1) all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and certificates under the beneficial ownership regulations, which documentation and information shall be requested by Parent at least nine Business Days prior to the Closing Date and provided to Parent no later than four Business Days prior to the Closing Date, (2) all information available to the Company which is reasonably required for the preparation of the pro forma financial statements required by any Debt Financing Source (for the avoidance of doubt, Parent and its Subsidiaries shall be responsible for the preparation of such pro forma financial statements) and (3) the Required Financial Information. The Company hereby consents to the customary and reasonable use of its logos solely in connection with marketing or arranging the Debt Financing; provided that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage any of the Company or any of its Affiliates or the reputation or goodwill of the any of the Company or any of its Affiliates.

(b) Notwithstanding anything in this Agreement to the contrary, (A) neither the Company nor any of its Affiliates, or any of their respective directors, officers, employees or agents, shall be required to execute or enter into any certificate, instrument, agreement or other document in connection with the Debt Financing, other than (i) those directors, officers or employees of the Company continuing in such roles after Closing and solely with respect to agreements contingent upon the Closing and which would not be effective prior to the Closing and (ii) customary authorization letters; (B) nothing herein shall require cooperation or other actions or efforts on the part of the Company or any of its Affiliates, or any of their respective directors, officers, employees or agents, in connection with the Debt Financing to the extent it would interfere unreasonably and materially with the business or operations of the Company or any of its Affiliates or cause any covenant, representation or warranty of the Company in this Agreement to be breached; (C) neither the Company nor any of its Affiliates, or any of their respective directors, officers, employees or agents, will be required to pay any commitment or other similar fee for which reimbursement would not be provided or to incur any other liability or obligation in connection with the Debt Financing that would be effective prior to the Closing; (D) nothing herein shall require the board of directors or similar governing body of the Company to adopt resolutions approving the agreements, documents or instruments pursuant to which the Debt Financing is made that would be effective prior to the Closing; (E) neither the Company nor any of its Affiliates, or any of their respective directors, officers, employees or agents, shall be required to incur any personal liability or provide or agree to provide any indemnity in connection with any Debt Financing or any of the foregoing that would be effective prior to the Closing; (F) nothing herein shall require cooperation that (i) would require providing access to or disclosing information that the Company reasonably determines would be likely to jeopardize any legal privilege of the Company or which is prohibited or restricted under applicable Law, or (ii) the Company reasonably believes would result in a violation of any confidentiality arrangement; and (G) neither Company nor any of its Affiliates shall be required to provide (1) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information or (2) any financial statements or other financial information in a form not customarily prepared by the Company.

(c) Upon the earlier of the Closing and the termination of this Agreement is pursuant to Article VIII, Parent shall promptly reimburse the Company and its Representatives for all reasonable, documented and invoiced out-of-pocket costs and expenses (including reasonable, documented and invoiced out-of-pocket attorneys’ fees of a single outside counsel) incurred by such Company and its Representatives in connection with any cooperation contemplated by Section 6.15(a); provided that the Company, and not Parent, shall be responsible for (x) fees, costs and expenses incurred in connection with the preparation of historical financial statements that are or would be prepared in the ordinary course of business regardless of the Debt Financing, (y) any ordinary course amounts payable to existing employees of the Company and its Representatives with respect to services provided prior to Closing and (z) any amounts that would have been incurred in connection with the transactions contemplated hereby regardless of the Financing.

(d) Parent shall indemnify and hold harmless each of the Company, its Affiliates and each of the Company’s and its Affiliates’ respective Representatives from and against any and all losses and other Liabilities suffered or incurred by any of them in connection with any cooperation contemplated by Section 6.15(a), in each case other than as a result of fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person or Representative or from any material misrepresentation set forth in any information provided by the Company, its Affiliates and each of the Company’s and its Affiliates’ respective Representatives for use in connection with the Debt Financing.

(e) The condition set forth in Section 7.2(a), as it applies to the Company’s obligations under this Section 6.15, shall be deemed satisfied unless the Company has willfully breached its obligations under Section 6.15 and such breach has been the primary cause of the Debt Financing not being obtained.

(f) Parent acknowledges and agrees that, notwithstanding anything in this Agreement to the contrary, Parent’s obligations to perform its agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining the Debt Financing.

6.16 Parent RSUs. Promptly following the Closing, Parent shall grant a number of restricted stock units (a “Parent RSU”) of shares of Parent Common Stock with an aggregate value of not less than $25,000,000.00 to Kirat Singh pursuant to his Offer Letter and to the other individuals to be mutually agreed by the Chief Executive Officers of the Company and Parent (each, an “RSU Recipient”), provided that each RSU Recipient shall only be eligible to receive a Parent RSU if such RSU Recipient is an employee, consultant, independent contractor, advisor, non-employee director or other individual service provider of Parent or one of its Subsidiaries on the date such Parent RSUs are granted. The Parent RSUs shall be subject to the terms and conditions of Parent’s 2021 Omnibus Incentive Plan (“Parent’s Equity Plan”) and Parent’s standard form of restricted stock unit agreement.

6.17 Employee Matters.

(a) Parent will provide or will cause to be provided, to current employees of the Company who remain employed by Parent or one of its Subsidiaries after the Closing (the “Continuing Employees”) for a period of not less than one year following the Closing (or, if earlier, the date of termination of an applicable Continuing Employee): (i) at least the same base salary or base wages that were provided to such Continuing Employees immediately before the Closing; (ii) a cash bonus opportunity no less favorable than that provided to such Continuing Employees immediately prior to the Closing; and (iii) employee benefits (excluding defined benefit pension, severance, equity or equity-based incentives, nonqualified deferred compensation, change in control, transaction, retention and post-employment or retiree health or welfare benefits (collectively, the “Excluded Benefits”), unless specifically provided for in an agreement that remains effective after Closing) that are substantially comparable, in the aggregate, in Parent’s discretion, to: (A) those provided to such Continuing Employee immediately prior to the Closing Date under the Company Employee Plans and International Employee Plans listed on Section 3.19(a) of the Disclosure Schedule; (B) those provided to similarly situated employees of Parent or its Subsidiaries (each, a “Parent Employee Benefit Arrangement”) or (C) some combination of (A) and (B), in each case, excluding the Excluded Benefits; provided, that nothing in this Agreement will be intended to change the “at will” status of any Continuing Employee before or after the Closing.

(b) To the extent that a Continuing Employee participates in a Parent Employee Benefit Arrangement following the Effective Time, such Continuing Employee shall receive credit for service for his or her period of service with Company and its predecessors prior to the Effective Time under the applicable Parent Employee Benefit Arrangements for purposes of eligibility to participate, vesting, future vacation accrual and determining levels of severance benefits to the same extent and for the same purposes as such service was credited under the analogous Company Employee Plan or International Employee Plan in which the Continuing Employee participated immediately prior to the Closing Date; provided, however, that the foregoing shall not apply for any purposes under any Excluded Benefit or to the extent that it would result in duplication of coverage, or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall, for the plan year in which the Closing Date occurs, to the extent permitted by applicable Laws, take all commercially reasonable steps to (x) waive all limitations as to pre-existing conditions exclusions, evidence of insurability requirements, waiting periods and actively-at-work or similar requirements with respect to participation and coverage requirements applicable to each Continuing Employee under the Parent Employee Benefit Arrangements that are medical, dental, pharmaceutical, and vision, benefit plans that such employees participate in after the Effective Time to the same extent waived or satisfied under the analogous Company Employee Plan in which such Continuing Employee participated immediately prior to the Closing Date; and (y) provide each Continuing Employee and their eligible dependents with credit for any co-payments, deductibles, out-of-pocket requirements and offsets (or similar payments) paid under the Company benefit plans that are group health plans for the plan year in which the Closing occurs for the purposes of satisfying the corresponding deductible, out-of-pocket, or similar requirements thereunder as if such amounts had been paid in accordance with the Parent Employee Benefit Arrangements that are group medical, dental, pharmaceutical, and vision benefit plans.

If requested by Parent at least five (5) Business Days prior to the Closing Date, the Company or applicable Company Subsidiary shall, at least one Business Day prior to the Closing Date, adopt written resolutions (or take other necessary and appropriate action) (a) to terminate each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, (b) to cease contributions to such Company Employee Plan, and (c) to fully vest all participants under such Company Employee Plan, such termination, cessation, and vesting to be effective no later than the Business Day immediately preceding the Closing Date. The Company shall provide Parent with an advance copy of such proposed resolutions (and any related documents) and a reasonable opportunity to comment thereon prior to adoption or execution.

(c) Nothing contained in this Section 6.17 or this Agreement shall be construed to establish, amend, or modify any Company Employee Plan, International Employee Plan or any other benefit or compensation plan, program, agreement or arrangement, and nothing in this Section 6.17 shall create any third-party beneficiary rights or obligations in any Person, including with respect to any right to employment or continued employment or to a particular term or condition of employment with Parent, the Company, any Company Subsidiary or any of their respective Affiliates. Nothing in this Agreement shall be construed to limit the ability of Parent or any of its Affiliates (including, following the Closing Date, the Company and the Company Subsidiaries) to amend, modify, or terminate any Company Employee Plan, International Employee Plan or other benefit or compensation plan, program, agreement or arrangement at any time established, sponsored or maintained by any of them.

6.18 Key Employees. Following the execution and delivery of this Agreement, the Company shall use reasonable efforts to facilitate each Key Employee (other than Kirat Singh) entering into an employment Offer Letter, on terms reasonably acceptable to each such Key Employee and Parent, with Parent.

ARTICLE VII

Conditions to the Merger

7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of the Company, Parent and the Merger Subs to consummate the transactions contemplated by this Agreement and effect the Merger shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a) No Orders or Injunctions; Restraints; Illegality. No Governmental Entity shall have enacted, issued or promulgated any Law or issued or granted any Order, and there shall be no other legal restraint or prohibition (whether temporary, preliminary or permanent) which is in effect and which has the effect of, (i) preventing or restraining, in any material respect, the consummation of the Merger or (ii) making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

(b) HSR Act. Any waiting period applicable to the Merger under the HSR Act and any agreement with a Governmental Entity not to consummate the Merger shall have expired or been terminated.

(c) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained and shall be in full force and effect.

7.2 Conditions to the Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to consummate the transactions contemplated by this Agreement and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations, Warranties and Covenants.

(i) The Fundamental Representations (1) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to any Fundamental Representations that address matters only as of a particular date, which shall be true and correct in all material respects as of such date) and (2) that are qualified by materiality or Company Material Adverse Effect shall be true and correct in all respects both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to any Fundamental Representations that address matters only as of a particular date, which shall be true and correct in all respects as of such date);

(ii) The representations and warranties of the Company contained in Sections 3.2(a) and 3.2(b) shall be true and correct in (A) all material respects as of the Agreement Date and (B) all but de minimis respects as of the Closing Date as though made on the Closing Date (except with respect to any representations that address matters only as of a particular date, which shall be true and correct in all material respects as of such date);

(iii) The representations and warranties of the Company contained in Section 3.8(b) shall be true and correct in all respects both as of the Agreement Date and as of the Closing Date as though made on the Closing Date;

(iv) The representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations and the representations and warranties set forth in Sections 3.2(a), 3.2(b) and 3.8(b)) shall be true and correct in all respects (without giving effect to materiality, Company Material Adverse Effect or any similar qualification) both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to such representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of such date) except, in each case, where the failure of such representations and warranties collectively to be true and correct shall not have had a Company Material Adverse Effect; and

(v) The Company shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by the Company at or prior to the Closing.

(b) No Company Material Adverse Effect. Since the Agreement Date, there shall not have occurred a Company Material Adverse Effect.

(c) Company Certificate. Parent shall have received a certificate from the Company, validly executed by an executive officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied (the “Company Certificate”).

(d) Closing Deliverables. The Company shall have delivered or caused to be delivered to Parent the items required by Section 1.5(a).

(e) Employment Arrangements. The Offer Letter executed by Kirat Singh and Parent, and, if applicable, any Offer Letter executed by any other Key Employee and Parent following the Agreement Date but prior to the Closing, shall not have been revoked or repudiated by such Key Employee prior to the Closing.

(f) First Certificate of Merger. Parent shall have received the First Certificate of Merger, duly executed by the Company.

7.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations, Warranties and Covenants.

(i) The Parent Fundamental Representations (A) that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to any Parent Fundamental Representations that address matters only as of a particular date, which shall be true and correct in all material respects as of such date) and (B) that are qualified by materiality or Parent Material Adverse Effect shall be true and correct in all respects both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to any Parent Fundamental Representations that address matters only as of a particular date, which shall be true and correct in all respects as of such date);

(ii) The representations and warranties of Parent and the Merger Subs contained in this Agreement (other than the Parent Fundamental Representations) shall be true and correct in all respects (without giving effect to materiality, Parent Material Adverse Effect or any similar qualifications) both as of the Agreement Date and as of the Closing Date as though made on the Closing Date (except with respect to such representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date) except, in each case, where the failure of such representations and warranties collectively to be true and correct shall not have had a Parent Material Adverse Effect; and

(iii) Each of Parent and the Merger Subs shall have performed and complied, in all material respects, with each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or prior to the Closing.

(b) Closing Deliverables. Parent shall have delivered or caused to be delivered to the Company the items required by Section 1.5(b).

(c) Certificate of Parent. Company shall have received a certificate executed for and on behalf of Parent by an officer of Parent to the effect that, as of the Closing, the conditions set forth in Section 7.2(a) have been satisfied (the “Parent Certificate”).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. Subject to Section 8.2, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a) by mutual agreement of the Company and Parent;

(b) by Parent or the Company if the Closing Date shall not have occurred by 11:59 p.m. (Eastern Time) on July 9, 2025 or such other date as may be agreed by the Company and Parent from time to time (the “End Date”); provided, however, that, if the only conditions in Article VII of this Agreement that are not satisfied on the End Date are those set forth in Section 7.1(b) (other than any conditions that, by their nature, cannot be satisfied until the Closing), then the End Date shall be automatically extended for an additional 30 days, provided further that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before the End Date;

(c) by Parent or the Company if any Governmental Entity of competent jurisdiction shall have enacted, issued or promulgated any Law or issues or granted any Order, in each case, that is final and non-appealable, which has the effect of permanently making the Merger illegal or otherwise permanently prohibiting or preventing consummation of the Merger; provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose action or failure to act has been the primary cause of, or primarily resulted in, such Order;

(d) by Parent if there has been a breach of any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Section 7.2(a) would not be satisfied, and such breach has not been cured by the Company prior to the earlier of (i) 20 Business Days after written notice thereof to the Company and (ii) the End Date; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d) if either Parent, Merger Sub I or Merger Sub II is in breach of its obligations under this Agreement that would result in any condition set forth in Section 7.1 or Section 7.3 not being satisfied;

(e) by the Company if there has been a breach of any representation, warranty, covenant or agreement of Parent or the Merger Subs contained in this Agreement such that the conditions set forth in Section 7.3(a) would not be satisfied, and such breach has not been cured by Parent or the Merger Subs prior to the earlier of (i) 20 Business Days after written notice thereof to Parent and (ii) the End Date; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.1(e) if the Company is in breach of its obligations under this Agreement that would result in any condition set forth in Section 7.1 or Section 7.2 not being satisfied; or

(f) by Parent if the Company Stockholder Approval is not obtained by the Company within 48 hours following the Agreement Date.

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of any of the parties hereto or their respective officers, directors or stockholders; provided that, subject to the Damages Cap in the case of Parent and the Merger Subs, nothing herein shall relieve any party from liability for Fraud or willful breach of any of its representations, warranties, covenants or agreements contained herein that occurred prior to such termination; provided, further, that the provisions of Section 6.6 (Confidentiality), Section 6.7 (Public Disclosure), Section 6.12 (Expenses), Section 9.11 (Equityholder Representative), Article IX (General Provisions) and this Section 8.2 (Effect of Termination) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII. For purposes of this Agreement, “willful breach” shall mean with respect to any representation, warranty, covenant or agreement in this Agreement, any intentional action or omission that constitutes a breach of such representation, warranty, covenant or agreement and that the breaching party actually knows, or would reasonably be expected to know at such time, is or would constitute a breach of such representation, warranty, covenant or agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 No Survival of Representations, Warranties and Pre-Closing Covenants. Notwithstanding anything to the contrary in this Agreement, the parties hereby agree that none of the representations and warranties contained in this Agreement, or, unless expressly specified in any Related Agreement (and only in respect of such Related Agreement), any Related Agreement shall survive the Closing. The covenants and agreements contained in this Agreement shall survive until they have been performed or satisfied. Notwithstanding anything to the contrary in this Agreement, nothing contained herein shall prevent Parent or any of its Affiliates from making any claim under the R&W Policy.

9.2 Notices. Any notice, demand or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) upon receipt when delivered personally to the recipient, (ii) upon transmission, if sent by email transmission, (iii) three Business Days after being sent to recipient by U.S. First Class mail (postage prepaid) or (iv) one Business Day after being sent by reputable overnight courier or express delivery service (charges prepaid); provided that in each case the notice, demand or other communication is sent to the address or email address set forth beneath the name of such party below (or to such other address or email address as such party shall have specified in a written notice given to the other parties hereto pursuant to this Section 9.2):

(a)	if to Parent or the Merger Subs, to:

777 W. Main Street, Suite 900

Boise, ID 83702

Attention: Alphonse Valbrune

Email: *****

with copies to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Constantine N. Skarvelis, P.C.; Marshall P. Shaffer, P.C.; Jimin He

Email: *****

(b)	if to the Company (prior to the Closing), to:

Beacon Platform Incorporated

5 Hanover Square, 20th Floor

New York, NY 10004 USA

Attention: Alla Liberman

Email: *****

with a copy to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe, LLP

51 W 52nd St,

New York, New York 10019

Attention: Samir R. Bakhru

Email: *****

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94025

Attention: Matthew R. Gemello; Ramy K. Shweiky

Email: *****

(c)	If to the Equityholder Representative:

Shareholder Representative Services LLC

950 17th Street, Suite 1400

Denver, CO 80202

Attention: Managing Director

Email: *****

Telephone: *****

9.3 Interpretation; Descriptive Headings. The headings and captions used in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereunder” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including any exhibits and schedules attached hereto) and not to any particular provision of this Agreement. Article, Section, Subsection, paragraph, exhibit and schedule references are to the Articles, Sections, Subsections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Any capitalized terms used in any exhibit or schedule attached hereto and not otherwise defined therein shall have the meanings set forth in this Agreement. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not merely mean “if.” All references to “dollars” or “$” will be deemed references to the lawful money of the United States of America. The term “or” is not exclusive and shall be interpreted as “and/or” unless the context clearly requires otherwise. A reference to any specific legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto. When calculating the period of time before which, within which or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. If the last day of such period is not a Business Day, the period in question will end on the next succeeding Business Day. Unless indicated otherwise, all days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to U.S. Eastern Time. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Day”) shall be interpreted as a reference to a calendar day or number of calendar days. All references herein to a “party” or “parties” are to a party or parties to this Agreement unless otherwise specified. Any accounting term used in this agreement will have, unless otherwise specifically provided herein, the meaning customarily given such term in accordance with GAAP, and all financial computations hereunder will be computed, unless otherwise specifically provided herein, in accordance with GAAP. Each representation and warranty contained in this Agreement is given independent effect so that if a particular representation or warranty proves to be incorrect or is breached, the fact that another representation or warranty concerning the same or similar subject matter is correct or is not breached, whether such other representation or warranty is more general or more specific, narrower or broader or otherwise, will not affect the incorrectness or breach of such particular representation or warranty. The parties acknowledge and agree that the calculation of certain defined terms in this Agreement, including the Parent Stock Value and the Target Stock Ratio, require iterative calculations in Microsoft Excel.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and signature pages by email in .pdf or ..tif format (and including any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the parties hereto and may be used in lieu of the original Agreement for all purposes. Such execution and delivery shall be considered valid, binding and effective for all purposes.

9.5 Entire Agreement. This Agreement and the exhibits, the Disclosure Schedule and other schedules attached hereto, together with the Confidentiality Agreement and the Related Agreements, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings whether written or oral, among the parties with respect to the subject matter hereof and (b) except as set forth in Section 5.5, are not intended to confer upon any other Person any rights or remedies hereunder.

9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect, and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such illegal, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such illegal, void or unenforceable provision.

9.7 Extension and Waiver. At any time prior to the Closing, Parent and the Merger Subs, on the one hand, and the Company (on behalf of itself and the Company Equity Holders), on the other hand, may, to the extent legally permitted, (a) extend the time for the performance of any of the obligations of the other party or parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party or parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party or parties contained herein. At any time following the Closing, Parent, on the one hand, and the Equityholder Representative (on behalf of itself and the Company Equity Holders), on the other hand, may, to the extent legally permitted, (i) extend the time for the performance of any of the obligations of the other party or parties hereto and (ii) waive compliance with any of the covenants or agreements for the benefit of such party or parties contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties. For purposes of this Section 9.7, the Company Equity Holders are deemed to have agreed that any extension or waiver signed by the Company (prior to Closing) or the Equityholder Representative (following Closing) shall be binding upon and effective against all Company Equity Holders (including the Company Stockholders) whether or not they have signed such extension or waiver.

9.8 Amendment. This Agreement may be amended or modified at any time by execution of an instrument in writing signed by (a) prior to the Effective Time, Parent and the Company and (b) after the Effective Time, Parent and the Equityholder Representative. For purposes of this Section 9.8, the Company Equity Holders agree that any amendment of this Agreement signed by, prior to the Closing Date, the Company and, after the Closing Date, the Equityholder Representative shall be binding upon and effective against the Company Equity Holders whether or not they have signed such amendment. No course of dealing between or among the parties hereto shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any such party under or by reason of this Agreement.

9.9 Remedies; Specific Performance.

(a) Each party hereto acknowledges and agrees that, in the event of any breach or threatened breach by the other party or parties hereto (including the Equityholder Representative) of any covenant, obligation or other agreement set forth in this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to seek specific performance to enforce the observance and performance of such covenant, obligation or other agreement (including Parent’s and Merger Subs’ obligations to consummate the transactions contemplated by this Agreement if they are required to do so hereunder) and to an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related Legal Proceeding. Each of Parent, Merger Subs and the Company agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity.

(b) Notwithstanding anything to the contrary set forth in this Agreement, under no circumstances will (i) the Company be permitted or entitled to receive both (A) a grant of specific performance of the type contemplated by Section 9.9(a) that results in the consummation of the Closing and (B) monetary damages against any of Parent, Merger Sub I, Merger Sub II or their respective Affiliates, (ii) the aggregate amount of monetary damages (including any consequential, special, indirect, punitive or other damages) payable by Parent, Merger Sub I, Merger Sub II or their respective Affiliates (including in connection with any claim for breach, willful breach or Fraud) pursuant to this Agreement or in any way related to the transactions contemplated hereby, exceed an amount equal to $67,200,000 in the aggregate (the “Damages Cap”), (iii) the Company or any of the Company Equity Holders or its or their respective Affiliates seek or accept any monetary recovery or award (including any consequential, special, indirect, punitive or other damages) in the aggregate in excess of the Damages Cap against Parent or Merger Subs for, or with respect to, this Agreement or the transactions contemplated hereby and thereby (including any claim for breach (including a willful breach or Fraud)), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or Legal Proceedings under applicable Law arising hereunder, thereunder or otherwise or (iv) the Company or any of the Company Equity Holders or its or their respective Affiliates seek or accept any monetary recovery or award (including any consequential, special, indirect, punitive or other damages) that is prohibited by Section 8.2 or this Section 9.9(b).

(c) Each Party acknowledges that the agreements contained in this Section 9.9 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement. Nothing in this Section 9.9 shall in any way expand or be deemed to expand the circumstances in which Parent, Merger Sub I, Merger Sub II or their respective Affiliates may have any Liability under this Agreement or any of the transactions contemplated hereby.

9.10 Other Remedies. Except as otherwise set forth herein, including in Section 2.9, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

9.11 Equityholder Representative.

(a) By voting in favor of the adoption of this Agreement, the approval of the principal terms of the Merger, and the consummation of the Merger, executing an Option Cancellation Agreement or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, and pursuant to Section 261(a)(2) of the DGCL and without any further action of any of the Company Equity Holders or the Company, each Company Equity Holder shall be deemed to have approved the designation of, and hereby designates, Shareholder Representative Services LLC as the representative, exclusive agent and attorney-in-fact for and on behalf of the Company Equity Holders as of the Closing for all purposes in connection with this Agreement, the Escrow Agreement and the agreements ancillary hereto and thereto, including to give and receive notices and communications, to authorize satisfaction of claims by Parent, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to bring (or decide not to bring or enforce) actions on behalf of the Company Equity Holders and the Company Stockholders to specifically enforce the terms of this Agreement, the Escrow Agreement and the other agreements ancillary hereto or for damages for breaches hereof or thereof, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Equityholder Representative for the accomplishment of the foregoing or (ii) permitted by the terms of this Agreement, the Escrow Agreement or the agreements ancillary hereto and thereto. Certain Company Equity Holders entered into the Engagement Letter with the Equityholder Representative to provide direction to the Equityholder Representative in connection with its services under this Agreement and the Engagement Letter (such Company Equity Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Committee”). Notwithstanding the foregoing, the Equityholder Representative and the Advisory Committee shall have no obligation to act on behalf of the Company Equity Holders, except as expressly provided herein, and for purposes of clarity, there are no obligations of the Equityholder Representative or the Advisory Committee in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. The powers, immunities and rights to indemnification granted to the Equityholder Representative and the Advisory Committee hereunder (i) are coupled with an interest and shall be irrevocable, survive the death, incompetence, bankruptcy or liquidation of any Company Equity Holder and shall be binding on each Company Equity Holder and any successor thereto, (ii) shall be exclusive to the Equityholder Representative and the Advisory Committee, and any action or inaction by the Equityholder Representative and the Advisory Committee shall be binding on each Company Equity Holder (including the Company Stockholders) and any successor thereto and (iii) shall survive the delivery of an assignment by any Company Equity Holder of the whole or any fraction of his, her or its interest in the Escrow Account. The Equityholder Representative may resign at any time upon at least 30 days prior written notice to the Advisory Committee. Such agency may be changed by the Advisory Committee from time to time upon not less than 10 days prior written notice to Parent; provided that the Equityholder Representative may not be removed unless the former holders of a majority of Company Capital Stock agree to such removal and to the identity of the substituted agent. A vacancy in the position of Equityholder Representative may be filled by the former holders of a majority of Company Capital Stock. No bond shall be required of the Equityholder Representative. After the Closing, notices or communications to or from the Equityholder Representative shall constitute notice to or from the Company Equity Holders.

(b) The Equityholder Representative and each member of the Advisory Committee (in their capacities as such) will incur no liability in connection with their services pursuant to this Agreement and any related agreements except to the extent of liability directly resulting from the gross negligence, willful misconduct or fraud of the Equityholder Representative or such member of the Advisory Committee. The Equityholder Representative and the Advisory Committee shall not be liable for any action or omission pursuant to the advice of counsel. The Company Equity Holders shall severally and not jointly indemnify the Equityholder Representative and each member of the Advisory Committee against any reasonable, documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with the Equityholder Representative’s execution and the Equityholder Representative’s and the Advisory Committee’s performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been caused by the fraud, gross negligence or willful misconduct of the Equityholder Representative or such member of Advisory Committee, the Equityholder Representative or such member of the Advisory Committee (as applicable) will reimburse the Company Equity Holders the amount of such indemnified Representative Loss to the extent attributable to such fraud, gross negligence or willful misconduct. Representative Losses may be recovered by the Equityholder Representative, or such member of the Advisory Committee as applicable, from (i) the funds in the Expense Fund and (ii) any other funds that become payable to the Company Equity Holders under this Agreement at such time as such amounts would otherwise be distributable to the Company Equity Holders; provided, that while the Equityholder Representative or any member of the Advisory Committee, as applicable, may be paid from the aforementioned sources of funds, this does not relieve the Company Equity Holders from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Equityholder Representative be required to advance its own funds on behalf of the Company Equity Holders or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Company Equity Holders set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Equityholder Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Equityholder Representative or the termination of this Agreement.

(c) Upon the Closing, Parent shall wire to an account of Equityholder Representative as set forth on the Allocation Schedule (the “Expense Fund Account”) an amount of $100,000 in cash (the “Expense Fund”), which shall be used (i) for the purposes of paying directly, or reimbursing the Equityholder Representative for, any Representative Losses pursuant to this Agreement, the Escrow Agreement and any agreements ancillary hereto and thereto or (ii) as otherwise determined by the Advisory Committee. The Company Equity Holders shall not receive any interest or earnings on the Expense Fund and irrevocably transfer and assign to the Equityholder Representative any ownership right that they may otherwise have had in any such interest or earnings. The Equityholder Representative is not providing any investment supervision, recommendations or advice and shall not be liable for any loss of principal of the Expense Fund other than as a result of its bad faith, gross negligence or willful misconduct. The Equityholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no Tax reporting or income distribution obligations. Subject to Advisory Committee’s approval, the Equityholder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Company Equity Holders. The Equityholder Representative shall hold these funds separate from its corporate funds, shall not use these funds for its operating expenses or any other corporate purposes and shall not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable after the completion of the Equityholder Representative’s responsibilities, the Equityholder Representative shall deliver any remaining balance of the Expense Fund to the Paying Agent for further distribution to the Company Equity Holders the portion of such balance payable pursuant to Section 2.1(a) and Section 2.1(c), as applicable; provided that as a condition to Parent’s and Paying Agent’s obligation to make such payments, the Equityholder Representative shall first deliver to Parent an updated Allocation Schedule setting forth the portion of such Expense Fund distribution payable to each Company Equity Holder. For Tax purposes, the Expense Fund shall be treated as having been received and voluntarily set aside by the Company Equity Holders at the time of Closing. Any Tax required to be withheld with respect to the deemed payment to a Company Equity Holder of its portion of the Expense Fund shall reduce the amount of cash to such Person at Closing in respect of Company Securities and shall not reduce the Expense Fund or amounts paid out of the Expense Fund.

(d) Any decision, act, consent or instruction of the Equityholder Representative under this Agreement, the Escrow Agreement or the Engagement Letter, including any amendment of this Agreement pursuant to Section 9.8, in accordance with the authority granted to the Equityholder Representative hereunder shall constitute a decision of the Company Equity Holders and shall be final, binding and conclusive upon the Company Equity Holders and their successors as if expressly confirmed and ratified in writing by the Company Equity Holders, and no Company Equity Holder shall have the right to object, dissent, protest, negate, disaffirm or otherwise contest the same, and all defenses which may be available to any Company Equity Holder to object, dissent, protest, negate, disaffirm or otherwise contest the action of the Equityholder Representative taken in accordance with this Agreement, the Escrow Agreement or the Engagement Letter are waived. Parent shall be entitled to rely upon any such decision, act, consent or instruction of the Equityholder Representative as being the decision, act, consent or instruction of the Company Equity Holders. Parent shall be entitled to rely upon any document or other paper delivered by the Equityholder Representative as being authorized by each Company Equity Holder, and Parent shall not be liable to any Company Equity Holder for any action taken or omitted to be taken by Parent based on such reliance. Parent is hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Equityholder Representative.

9.12 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction).

9.13 Exclusive Jurisdiction; Waiver of Jury Trial.

(a) ANY LEGAL PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE RELATED AGREEMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY MAY BE INSTITUTED FIRST, IN THE COURT OF CHANCERY WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (AND ANY APPELLATE COURT THEREFROM) AND TO THE EXTENT SUCH COURT OF CHANCERY (OR APPELLATE COURT THEREFROM) LACKS JURISDICTION OVER SUCH MATTER, THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED WITHIN NEW CASTLE COUNTY IN THE STATE OF DELAWARE (OR APPELLATE COURT THEREFROM), AND EACH PARTY

IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH LEGAL PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH IN SECTION 9.2 SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY LEGAL PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH LEGAL PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE RELATED AGREEMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE RELATED AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL PROCEEDING, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.13(b).

9.14 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

9.15 Successors and Assigns. This Agreement and all covenants and agreements contained herein and rights, interests or obligations hereunder, by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective successors and permitted assigns of the parties hereto whether so expressed or not, except that neither this Agreement nor any of the covenants and agreements herein or rights, interests or obligations hereunder may be assigned or delegated by (a) the Company or the Equityholder Representative, without the prior written consent of Parent and (b) by Parent, without the prior written consent of the Company (if prior to the Closing) or the Equityholder Representative (if after the Closing). Notwithstanding the foregoing, Parent or the Merger Subs may assign this Agreement and its rights and obligations hereunder without such prior written consent (i) for collateral security purposes to any Debt Financing Sources or (ii) to any of their respective Affiliates, which assignment shall not relieve Parent or the Merger Subs of their respective obligations hereunder.

9.16 Acknowledgments.

(a) The Company agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects of Parent and the Merger Subs. In entering into this Agreement, the Company has relied solely upon its own investigation and analysis and the representations and warranties of Parent and the Merger Subs set forth in Article IV and in the Parent Certificate, and the Company acknowledges and agrees that, except for the representations and warranties of Parent and the Merger Subs expressly set forth in Article IV and in the Parent Certificate, neither Parent, nor the Merger Subs, nor any of their respective Representatives nor any other Person acting on Parent’s or the Merger Subs’ behalf makes or has made, and the Company is not relying on and has not relied on, any representation or warranty, either express or implied, with respect to Parent, the Merger Subs, any of their businesses, the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, the Company acknowledges and agrees that neither Parent, nor the Merger Subs nor any of their respective Representatives or any other Person has made, and the Company is not relying on and has not relied on, any representation or warranty with respect to (i) any projections, estimates or budgets for any of Parent or the Merger Subs or (ii) any materials, documents or information relating to Parent, the Merger Subs or their respective businesses made available to the Company, any Company Equity Holder or any of their respective Representatives in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, except, in the case of clauses (i) and (ii), as specifically set forth in the representations and warranties set forth in Article IV and in the Parent Certificate. Nothing in this Section 9.16(a) shall be deemed to (A) limit any rights or remedies the Company may have under the terms and conditions of any of the Related Agreements, or (B) disclaim any reliance by the Company on the representations and warranties of Parent or Merger Subs, if any, set forth in the Related Agreements.

(b) Each of Parent and the Merger Subs agrees that it has conducted its own independent review and analysis of the business, assets, condition, operations and prospects the Company. In entering into this Agreement, each of Parent and the Merger Subs has relied solely upon its own investigation and analysis and the representations and warranties of the Company set forth in Article III (as modified by the Disclosure Schedule) and in the Certificates, and each of Parent and the Merger Subs acknowledges and agrees that, except for the representations and warranties of the Company expressly set forth in Article III (as modified by the Disclosure Schedule) and in the Certificates, neither the Company nor any of its Representatives nor any other Person acting on the Company’s behalf makes or has made, and each of Parent and the Merger Subs is not relying on and has not relied on, any representation or warranty, either express or implied, with respect to the Company, its business, the Merger or the other transactions contemplated hereby. Without limiting the generality of the foregoing, each of Parent and the Merger Subs acknowledges and agrees that neither the Company nor any its Representatives or any other Person has made, and each of Parent and the Merger Subs is not relying on and has not relied on, any representation or warranty with respect to (i) any projections, estimates or budgets for the Company or (ii) any materials, documents or information relating to the Company or its business made available to Parent or the Merger Subs or any of their respective Representatives in any “data room,” online data site, confidential memorandum, other offering materials or otherwise, except, in the case of clauses (i) and (ii), as specifically set forth in the representations and warranties set forth in Article III (as modified by the Disclosure Schedule) and in the Certificates.

Nothing in this Section 9.16(b) shall be deemed to (A) limit any rights or remedies Parent may have under the terms and conditions of any of the Related Agreements, or (B) disclaim any reliance by Parent and the Merger Subs on the representations and warranties of the Company Equity Holders set forth in the Related Agreements.

9.17 Legal Representation. The parties hereto acknowledge and agree that Orrick, Herrington & Sutcliffe, LLP (“Orrick”) has represented the Company in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby, and that the Company Equity Holders, the Equityholder Representative and their respective Representatives (all of the foregoing, collectively, the “Company Group Members”) have a reasonable expectation that Orrick will represent them after the Closing in connection with any claim involving any Company Group Member, on the one hand, and Parent, on the other hand, arising under this Agreement or the Related Agreements or the transactions contemplated hereby or thereby. Parent hereby: (a) acknowledges and agrees that any attorney-client privilege or other expectation of client confidence (“Attorney-Client Privilege”) arising from communications at or prior to the Closing between the Company (including any one or more of its Representatives), on the one hand, and Orrick, on the other hand, solely to the extent related to the negotiation, preparation, execution, delivery and performance of this Agreement and the Related Agreements and the consummation of the transactions contemplated hereby and thereby (such communications, “Privileged Deal Communications”), shall be deemed property of, and controlled solely by, the Equityholder Representative for the benefit and on behalf of the Company Group Members; (b) acknowledges and agrees that the Company Group Members shall have the right to retain any such Attorney-Client Privilege solely with respect to the Privileged Deal Communications; (c) agrees that Parent shall not have any right to waive any such Attorney-Client Privilege solely with respect to the Privileged Deal Communications; (d) disclaims the right to assert a waiver by any Company Group Member with regard to such Attorney-Client Privilege solely with respect to the Privileged Deal Communications solely due to the fact that any underlying documentation or information is physically in the possession of the Company or the Final Surviving Corporation after the Closing; (e) agrees to waive and not to assert any conflict of interest arising from or in connection with Orrick’s representation after the Closing of any Company Group Member in any claim relating to Parent or the transactions contemplated hereby and by the Related Agreements due to Orrick’s representation of the Company in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the Related Agreements and (f) consents to the disclosure by Orrick to any Company Group Member (subject to the obligations with respect to confidentiality set forth in this Agreement) of any Privileged Deal Communications. Notwithstanding anything to the contrary in this Section 9.17, if any claim arises after the Closing between Parent or the Final Surviving Corporation, on the one hand, and a Person other than a Company Group Member, on the other hand, Parent or the Final Surviving Corporation, as applicable, may assert the attorney-client privilege to prevent disclosure of confidential communications by Orrick to such Person, and Parent or the Final Surviving Corporation, as applicable, shall not waive such privilege without the prior written consent of the Equityholder Representative (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that if Parent or the Final Surviving Corporation is required or requested by judicial order or other legal process to make such disclosure, Parent or the Final Surviving Corporation, as applicable, shall, to the extent legally permitted, reasonably promptly notify the Equityholder Representative in writing of such requirement (prior to making disclosure)

and shall provide the Equityholder Representative with such commercially reasonable cooperation and assistance as shall be reasonably necessary to enable the Equityholder Representative to seek (at its sole cost and expense on behalf of the Company Group Members) to prevent disclosure by reason of such attorney-client privilege or other rights of confidentiality. This Section 9.17 is for the benefit of the Company Group Members and Orrick, and such Persons are intended third-party beneficiaries of this Section 9.17.

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IN WITNESS WHEREOF, Parent, the Merger Subs, the Company and the Equityholder Representative have caused this Agreement to be signed, all as of the date first written above.

CLEARWATER ANALYTICS HOLDINGS, INC.

By:	/s/ Jim Cox
Name:	Jim Cox
Title:	Chief Financial Officer

BLUEPOINT MERGER SUB I, INC.

By:	/s/ Jim Cox
Name:	Jim Cox
Title:	Chief Financial Officer

BLUEPOINT MERGER SUB II, INC.

By:	/s/ Jim Cox
Name:	Jim Cox
Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

In Witness Whereof, Parent, the Merger Subs, the Company and the Equityholder Representative have caused this Agreement to be signed, all as of the date first written above.

BEACON PLATFORM INCORPORATED

By:	/s/ Kirat Singh
Name:	Kirat Singh
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

In Witness Whereof, Parent, the Merger Subs, the Company and the Equityholder Representative have caused this Agreement to be signed, all as of the date first written above.

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Equityholder Representative

By:	/s/ Sam Riffe
Name:	Sam Riffe
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger and Reorganization]

ANNEX A

CERTAIN DEFINED TERMS

“Accounting Principles” shall mean: (a) the accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies that were used in the preparation of the Financials to the extent such accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies were consistent with GAAP; and (b) to the extent that the accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies used in the preparation of the Financials were not consistent with GAAP, such accounting methods, policies, practices, principles, procedures (with consistent classifications), judgments and estimation methodologies that are consistent with GAAP.

“Acquisition Proposal” shall mean any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Parent or its Affiliates), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving an Acquisition Transaction.

“Acquisition Transaction” shall mean: (a) the purchase, issuance, grant, or disposition of (i) any capital stock or other equity securities of the Company, (ii) any option, call, warrant, SAFE or right (whether or not immediately exercisable) to acquire any capital stock or other equity security of the Company, or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any capital stock or other equity security of the Company (other than the issuance of equity securities to existing, new, Company Service Providers in the Ordinary Course of Business, including upon exercise of outstanding Company Options); (b) the sale, license, disposition or acquisition of 10% or more of the consolidated assets of the Company or the exclusive license of 10% or more of the consolidated assets of the Company; or (c) any merger, consolidation, business combination, sale of substantially all of the assets, reorganization, recapitalization, liquidation or similar transaction involving the Company, in each case, other than with Parent or its Affiliates.

“Additional Merger Consideration” shall mean, as of any date that the Total Merger Consideration is finally determined in accordance with Section 2.9, without duplication, the sum of (i) any disbursements of Escrow Cash required to be made from the Escrow Account in accordance with Section 2.9(f), (ii) any disbursements (whether in cash or shares of Parent Common Stock) required to be made in connection with the Post-Closing Excess Amount in accordance with Section 2.9(e) and (iii) any cash disbursements required to be made from the Expense Fund Account in accordance with Section 9.11(b).

“Adjusted Company Shares” shall mean the number of shares, without duplication, equal to (a) the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time (excluding any Cancelled Shares), plus (b) if holders of Company Series A Preferred Stock are entitled to receive the Series A As-Converted Amount, then the total number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (c) if holders of Company Series B Preferred Stock are entitled to receive the Series B As-Converted Amount, then the total number of shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis) plus (d) if holders of Company Series C Preferred Stock are entitled to receive the Series C As-Converted Amount, then the total number of shares of Company Series C Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis) plus (d) the total number of shares of Company Common Stock issuable upon the exercise of Company Options (other than any Underwater Company Options), whether vested or unvested, outstanding immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any Cancelled Shares), plus (e) the total number of shares of Company Common Stock issuable upon the full exercise of the Company Warrant, plus (f) if holders of Company Preferred Stock are not entitled to receive the Series A As-Converted Amount, the Series B As-Converted Amount and the Series C As-Converted Amount, then the total number of shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis).

“Adjustment Escrow Account” shall mean the escrow account established by the Escrow Agent to hold the Adjustment Escrow Cash in trust.

“Adjustment Escrow Amount” shall mean an amount equal to $3,000,000.

“Adjustment Escrow Cash” shall mean, (a) as of the Closing, an aggregate amount of cash equal to the Adjustment Escrow Amount, and (b) thereafter, as of any time, the amount of cash in the Adjustment Escrow Account.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, directly or indirectly controlled by, or under direct or indirect common control with, such Person or, in the case of an individual, a member of such Person’s immediate family; or, if such Person is a partnership or a limited liability company, any general partner or managing member, as applicable, of such Person or a Person controlling any such general partner or managing member. For purposes of this definition, “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) shall mean the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Exercise Price of Unvested Company Options” shall mean the sum of the exercise price of all Unvested Company Options held by Continuing Employees.

“Aggregate Exercise Price of Vested Options and Warrants” shall mean the sum of the exercise price of all outstanding Company Warrants plus the exercise price of all outstanding Vested Company Options

“Aggregate Option Cash Consideration” shall mean the sum of the Per Share Option Cash Considerations for all Vested Company Options (other than any Underwater Company Options).

“Aggregate Option Stock Consideration Value” shall mean (a) the sum of the Per Share Option Stock Consideration for all Vested Company Options (other than any Underwater Company Options), multiplied by (b) the Parent Stock Price.

“Aggregate Parent Stock Value” shall mean an amount equal to (a) 40% of (i) the Total Merger Consideration, plus (ii) the Notional Amount, plus (b) the product of (i) the Aggregate Exercise Price of Vested Options and Warrants multiplied by (ii) the difference between (x) the Target Stock Ratio minus (y) 40% plus (c) 60% of (iii) the sum of (x) the Intrinsic Value and (y) Aggregate Exercise Price of Unvested Company Options.

“Aggregate Warrant Cash Consideration” shall mean (a) the Per Share Warrant Cash Consideration multiplied by (b) the total number of Company Warrants.

“Aggregate Warrant Stock Consideration Value” shall mean (a) (i) the Per Share Warrant Stock Consideration multiplied by (ii) the total number of Company Warrants multiplied by (b) the Parent Stock Price.

“Applicable Original Issue Price” shall have the meaning set forth in the Company Certificate of Incorporation.

“Anti-Corruption Laws” shall mean all Laws relating to the prevention of corruption, money laundering, and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010.

“Antitrust Laws” shall mean any applicable federal, state, local, foreign or multinational antitrust, competition, premerger notification or trade regulation law, statute, code, rule, regulation or Order that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act and antitrust, competition or trade regulation or foreign direct investment laws of any jurisdiction other than the United States.

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York are closed for business as a result of federal, state or local holiday or otherwise pursuant to applicable Law.

“Cash Consideration” shall mean an amount equal to (a) the Total Merger Consideration minus (b) the Aggregate Parent Stock Value.

“Certificates” shall mean the Secretary Certificate, the Company Certificate and the FIRPTA Compliance Certificate.

“Closing Cash Amount” shall mean, the sum of (a) as of immediately prior to the Effective Time, the Company’s cash and cash equivalents (including money market accounts, money market funds, money market instruments, certificates of deposit and demand deposits), inclusive of inbound wires in transit and checks and drafts deposited for the account of the Company, and exclusive of any Restricted Cash, outbound wires in transit, checks and ACH debits, marketable securities and other similar short-term investments, in each case, as of immediately prior to the Closing, and (b) the aggregate amount of United Kingdom Tax refunds received by the Company or any of the Company Subsidiaries prior to 90th day following the Determination Date to the extent such Taxes were paid by the Company or any of the Company Subsidiaries prior to the Closing or had resulted in a reduction of the Total Merger Consideration.

“Closing Indebtedness Amount” shall mean, as of immediately prior to the Effective Time, the Company’s Indebtedness. For the avoidance of doubt, Closing Indebtedness Amount shall exclude any amounts included in the calculation of Closing Cash Amount, Closing Transaction Expenses or Closing Working Capital Adjustment Amount (it being the intention of the parties to avoid duplication or double counting).

“Closing Net Working Capital Amount” shall mean (a) the sum of the Company’s current assets consisting only of those line items set forth in Schedule D, minus (b) the sum of the Company’s current liabilities consisting only of those line items set forth in Schedule D, in each case as of 12:01 a.m. (Eastern Time) on the Closing Date and calculated in accordance with the Accounting Principles. An Illustrative Working Capital Calculation is set forth in Schedule D.

“Closing Transaction Expenses” shall mean the Transaction Expenses of the Company that have not been fully and finally satisfied as of immediately prior to the Effective Time.

“Closing Working Capital Adjustment Amount” shall mean the amount (which may be a positive or negative number) equal to (a) the Closing Net Working Capital Amount minus (b) the Target Net Working Capital Amount.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” shall mean the Internal Revenue Code of 1986.

“Commercial Tax Agreement” shall mean any commercial Contract entered into in the Ordinary Course of Business, the primary purpose of which is unrelated to Taxes.

“Company AI Technologies” shall mean any and all deep learning, machine learning and other artificial intelligence technologies, including any and all (a) algorithms, software or systems that make use of or employ neural networks, statistical learning algorithms (such as linear and logistic regression, support vector machines, random forests or k-means clustering) or reinforcement learning and (b) embodied artificial intelligence and related hardware or equipment, in each case of (a) and (b), to the extent any of the foregoing is Company Owned IP.

“Company Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” shall mean shares of common stock, par value $0.00001 per share, of the Company.

“Company Data” shall mean the data contained in the databases of the Company and the data and databases that the Company Processes in the operation of its business, including business data, Company Products Data, Personal Data, and Training Data.

“Company Employee Plan” shall mean each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA and each other benefit or compensation plan, equity or equity based, severance, termination pay, deferred compensation, performance awards, stock or stock related awards, incentive, employment, individual consulting, bonus, deferred compensation, change of control, health, welfare, vacation, paid time off, fringe benefits or other benefit or compensation plan, program, contract, policy, agreement, or arrangement, whether written, unwritten or otherwise, funded or unfunded, in each case, which is maintained, sponsored, contributed to, or required to be contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate has or may reasonably have any Liability.

“Company Equity Holder Share Number” shall mean the number of shares equal to the (a) total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis) (and excluding, for the avoidance of doubt, any Cancelled Shares and Dissenting Shares) plus (b) the total number of shares of Company Common Stock that would be issuable upon the exercise in full of the Vested Company Options, plus (c) the total number of shares of Company Common Stock issuable upon the full exercise of the Company Warrant.

“Company Equity Holders” shall mean the Company Stockholders, the Company Vested Optionholders and the holder of the Company Warrant.

“Company Equity Plan” shall mean the Beacon Platform Inc. 2016 Stock Option Plan, as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms.

“Company Material Adverse Effect” shall mean any fact, state of facts, condition, change, circumstance, development, occurrence, event, result or effect (each, an “Effect”) that, either alone or in combination with any other Effect, (a) is, or would reasonably be expected to be, materially adverse to the business, assets (whether tangible or intangible), liabilities, condition (financial or otherwise) or operations of the Company, or (b) would reasonably be expected to prevent or otherwise materially delay the consummation of the Merger or otherwise materially adversely affect the ability of the Company to perform its obligations hereunder; provided that solely with respect to the foregoing clause (a), none of the following shall be taken into account in determining whether there is or would reasonably be expected to be a Company Material Adverse Effect: (i) any national or international political or social conditions, including the outbreak or escalation of war, hostilities, or terrorist activities, either in the United States or any other jurisdiction in which the Company operates; (ii) the negotiation, execution or announcement of this Agreement or the transactions contemplated hereby (including by reason of the identity of Parent or any communication by Parent or any of its Affiliates regarding its plans or intentions with respect to the business of the Company or any of the Company Subsidiaries, and including the impact thereof on relationships with customers, suppliers, distributors, partners or employees or others having relationships with the Company), it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby; (iii) any changes generally in the industries in which the Company participates, or general economic conditions or financial markets; (iv) earthquakes, hurricanes, tornadoes, floods, epidemics/pandemics, disease outbreaks or other natural disasters or any act of God, any act of terrorism, war or other armed hostilities; (v) any failure by the Company to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect); (vi) any changes after the Agreement Date in any applicable Law or GAAP; (vii) any changes in general United States or global economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; and (viii) any action or failure to take action which action or failure to act is expressly requested in writing by Parent; provided that with respect to the exceptions set forth in clauses (iii), (iv), (vi) and (vii), in the event that such Effect has had a disproportionate effect on the Company relative to other companies operating in the industry or industries in which the Company operates, then such disproportionate effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or would reasonably be expected to occur.

“Company Optionholder” shall mean any Person holding any Company Option that is outstanding immediately prior to the Effective Time.

“Company Options” shall mean all issued and outstanding options (whether or not vested) to purchase or otherwise acquire shares of Company Capital Stock granted under the Company Equity Plan.

“Company Owned IP” shall mean any and all Intellectual Property that is owned or purported to be owned by the Company.

“Company Preferred Stock” shall mean, collectively, the Company Series A Preferred Stock, the Company Series B Preferred Stock, and the Company Series C Preferred Stock.

“Company Products” shall mean all products and services that are as of the Closing Date commercially or have been in the three years prior to the Closing Date, provided, made available, marketed, distributed, offered online, offered for sale, sold, leased, loaned or licensed, in each case, to a third party by or on behalf of the Company (including through resellers and other channel partners) and any product or service currently under development by or on behalf of the Company that is scheduled for release in the three months following the Agreement Date and in its state of development as of the Agreement Date.

“Company Products Data” shall mean all (a) data and content uploaded or otherwise provided by or for customers or users (or any of their respective customers or users) of the Company to, or stored by or for customers or users (or any of their respective customers or users) of the Company on, the Company Products, (b) data and content (including any voice, video, email, text messaging, or other communications) created, compiled, inferred, derived, transmitted, intercepted, or otherwise collected or obtained by or for the Company Products or by or for the Company in connection with its provision of the Company Products or operation of the business of the Company, and (c) data and content compiled, inferred, or derived directly or indirectly from any of the data and content described in clauses (a) and (b) above.

“Company Securities” shall mean all (a) options, warrants, SAFEs or other rights, arrangements or commitments to acquire the capital stock of the Company, in each case pursuant to Contracts to which the Company is a party, (b) shares of capital stock of or other voting securities or ownership interests in the Company, and (c) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock, profit participation, or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership interests in the Company that in each case have been issued or granted by the Company or are pursuant to Contracts to which the Company is a party.

“Company Series A Preferred Stock” shall mean shares of Series A Preferred Stock, par value $0.00001 per share, of the Company.

“Company Series B Preferred Stock” shall mean shares of Series B Preferred Stock, par value $0.00001 per share, of the Company.

“Company Series C Preferred Stock” shall mean shares of Series C Preferred Stock, par value $0.00001 per share, of the Company.

“Company Service Provider” shall mean any current or former employee, consultant, independent contractor, advisor, non-employee director or other individual service provider of the Company or its Subsidiaries.

“Company Software” shall mean the Software that (i) is Company Owned IP (the “Company Owned Software”), (ii) is integrated by or on behalf of the Company with any Company Owned IP or (iii) is used by or on behalf of the Company in the operation, design, development, production, distribution, testing, provision, maintenance or support of the Company Products.

“Company Stockholder” shall mean any holder of Company Capital Stock.

“Company Subsidiary” shall mean a Subsidiary of the Company.

“Company Vested Optionholders” shall mean the holders of Vested Company Options as of immediately prior to the Effective Time.

“Company Warrant” shall mean that certain Warrant to Purchase Stock, issued on June 23, 2020, by the Company to Silicon Valley Bank.

“Company Warrantholder” shall mean SVB Financial Group or its assignee.

“Contaminant” shall mean any “back door,” “drop dead device,” “time bomb,” “malware,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code, software routines, or hardware components designed or intended to have, or capable of performing, any of the following functions: disrupting, disabling, harming, damaging, destroying or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a System, or any data or file without the user’s consent.

“Contract” shall mean any written or oral agreement, contract, subcontract, lease, sublease, instrument, permit, concession, franchise, note, bond, mortgage, indenture, trust document, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature, including all amendments, waivers or other changes thereto.

“Data Room” shall mean the “Project Groundhog” virtual data room established by the Company in relation to the transactions contemplated by this Agreement, hosted by Intralinks Deal Services and located at https://www.intralinks.com.

“Debt Financing Sources” shall mean the persons that have committed to provide or arrange the Debt Financing in connection with the transactions contemplated hereby, including the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their respective, affiliates’ officers, directors, employees, attorneys, agents and representatives and their respective permitted successors and assigns.

“DOL” shall mean the United States Department of Labor.

“Employee Option” shall mean each Vested Company Option that was granted to the holder in the holder’s capacity as, or that has ever had vesting tied to the holder’s performance of services as, a service provider who is or was an employee of the Company or any of its Subsidiaries for applicable employment Tax purposes.

“Employer of Record” shall mean any third party engaged by the Company or any of its Subsidiaries for the purpose of taking responsibility for or administering the employment of any employee on behalf of the Company or any of its Subsidiaries, including, without limitation, with respect to payroll, benefits, pension, and workers compensation.

“Engagement Letter” shall mean that certain engagement letter, dated as of the Agreement Date, by and among the Equityholder Representative and certain Company Equity Holders.

“Environmental Laws” shall mean all Laws concerning or relating to public or worker health or safety, pollution or the protection of the environment or natural resources.

“Equity Interests” shall mean, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any Person or entity that at any relevant time could be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Account” shall mean the Adjustment Escrow Account.

“Escrow Agent” shall mean Citibank, N.A.

“Escrow Cash” shall mean the Adjustment Escrow Cash.

“Ex-Im Laws” shall mean all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” shall mean the Securities Exchange Act of 1934.

“Fraud” shall mean, with respect to any Person, actual and intentional common law fraud under the laws of the State of Delaware in the making of the representations and warranties set forth in this Agreement and the Related Agreements.

“Fundamental Representations” shall mean the representations and warranties contained in Section 3.1(a) (Organization of the Company), Section 3.3 (No Subsidiaries; Ownership Interests), Section 3.4(a) (Authority and Enforceability), Section 3.5 (No Conflict) and Section 3.18 (Brokers’ and Finders’ Fees).

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Entity” shall mean (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization, (c) any self-regulated organization or other non-governmental regulatory authority or entity or quasi-governmental authority or entity, or (d) any agency, board, commission, division, bureau, department, instrumentality, official, or other political subdivision of any government, entity or organization described in the foregoing clauses (a), (b), or (c) of this definition (including patent and trademark offices and self-regulatory organizations, mediators, arbitrators or arbitral bodies (public or private)), including any contractors thereof as authorized by Law and acting pursuant to the terms and conditions of any such contract.

“Indebtedness” of any Person at any time shall mean, without duplication: (a) all liabilities of such Person for borrowed money, (b) all obligations evidenced by bonds, debentures, notes (convertible or otherwise) or similar instruments, (c) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (d) all obligations of such Person under swaps, collars, caps, hedges, derivatives of any kind or similar instruments, (e) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in the foregoing clauses (a) through (d), (f) all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital, (g) all liabilities of such Person for the deferred purchase price of property or services (including any milestone, earnout or similar payments but excluding trade payable in the Ordinary Course of Business, calculated at the maximum amount payable), (h) all unpaid Pre-Closing Taxes, calculated (i) for any Straddle Period, in accordance with Section 5.2(g), (ii) by treating all deferred revenue arising, or prepaid amounts received, in any Pre-Closing Tax Period as earned and included in the taxable income of the Company or its applicable Subsidiary in a Pre-Closing Tax Period, in each case, to the extent cash has been received with respect to such amounts but such amount has not been previously recognized for applicable Tax purposes, (iii) by including in taxable income any positive adjustment resulting from any change in accounting method made in a Pre-Closing Tax Period pursuant to Section 481 of the Code

(or any corresponding or similar provision of state, local or non-U.S. Law), and (iv) by including in income any amounts that would be includible under Sections 951 or 951A of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) if the taxable year of any pass-through entity or foreign Person owned, directly or indirectly, by the Company or its applicable Subsidiary closed on the Closing Date, provided that the amount of such unpaid Taxes shall not be less than zero in the aggregate or for any particular Tax imposed by any jurisdiction on any taxpayer, (i) all liabilities in respect of any lease (or other arrangement conveying the right to use) which are required to be classified and accounted for under GAAP as capital leases (excluding, for the avoidance of doubt, all liabilities relating to any Lease Agreement), (j) any accrued and unpaid severance, retention, deferred compensation, commission or incentive obligations in respect of any Company Service Provider (other than, for the avoidance of doubt, any such amount payable as a result of any arrangement entered into by Parent, the Company or any of their respective Subsidiaries after the Closing) and any unfunded or underfunded Liabilities with respect to any defined benefit or defined contribution pension plan, together with the employer portion of any applicable FICA, state, local or foreign withholding, payroll, social security, unemployment or similar Taxes due with respect to any such payments and calculated as if all such amounts were paid on the Closing Date, (k) any indebtedness secured by any Liens, (l) any declared and unpaid dividends or distributions or other amounts owed to any Company Equity Holders or their Affiliates, (m) any unpaid fees or expenses payable to any members of the board of directors of the Company or the Company Subsidiary, (n) the items set forth on Schedule 1.1(a), and (o) all accrued interest, fees and prepayment penalties on the items described in clauses (a) through (n) above.

“Intellectual Property” shall mean any and all intellectual property and proprietary rights arising in any jurisdiction, including: (a) copyrights or other works of authorship, (b) rights in, arising out of, or associated with Software, databases and other compilations and collections of data, (c) patents and patent applications, (d) trademarks, service marks, trade dress, trade names, logos, slogans, domain names, and other indicia of ownership (including all goodwill associated therewith), (e) trade secrets, know-how, inventions, and other confidential and proprietary information (clause (e), collectively, “Trade Secrets”), (f) rights of attribution and integrity and other moral rights of an author, (g) rights of personality, publicity or similar rights related to a person’s name, voice, signature, photograph, or likeness, (h) all applications, issuances, and registrations for, and renewals or extensions of, any of the foregoing, and (i) any similar or analogous rights arising in any jurisdiction in the world.

“International Employee Plan” shall mean each Company Employee Plan that has been adopted, sponsored, contributed to, or maintained for the benefit of any Company Service Provider who performs services outside the United States.

“Intrinsic Value” shall mean, with respect to an Unvested Company Option, an amount equal to the (a) the number of shares of Company Capital Stock subject to such Unvested Company Option, multiplied by (b) the excess, if any, of the (i) the Per Share Consideration Amount over (ii) the exercise price of such Unvested Company Option.

“IRS” shall mean the United States Internal Revenue Service.

“Key Employee” shall mean each individual listed on Schedule E attached hereto.

“Key Institutional Equityholder” shall mean each Person listed on Schedule F attached hereto.

“Key Management Equityholder” shall mean each individual listed on Schedule G attached hereto.

“Knowledge” (or any derivation thereof) shall mean, with respect to the Company, the actual knowledge of the Persons listed on Schedule H attached hereto after due and reasonable inquiry.

“Law” shall mean any U.S. or non-U.S. federal, state, local or other constitution, law, statute, act, code, ordinance, rule, regulation, administrative position, guidance, directive, judgment, policy or principle of common law, or any Order or award, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Legal Proceeding” shall mean any action, suit, claim, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit or investigation by or before any court or other Governmental Entity.

“Liability” shall mean, with respect to any Person, all debts, commitments, liabilities and obligations of any kind (whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, secured or unsecured, matured or otherwise), including accounts payable, royalties payable, accrued bonuses, accrued vacation, employee expense obligations and all other liabilities of such Person or any of its Subsidiaries, including those arising under applicable Law or any Legal Proceeding, Order or Contract, regardless of whether such liabilities are required to be reflected on a balance sheet in accordance with GAAP, including, with respect to the Company, Transaction Expenses incurred by the Company on or prior to the Effective Time.

“Lien” shall mean any charge, claim, assignment, deposit arrangement, mortgage, pledge, encumbrance, license, lien (statutory or otherwise), right of first refusal or offer, option, ownership interest of another Person, or other security interest or other similar third party right of any kind or nature.

“Lookback Date” shall mean January 1, 2022.

“made available” shall mean that a correct and complete copy of the document (including any amendments, exhibits and schedules thereto) referenced in such statement has been posted in the Data Room for the express purpose of facilitating the Merger prior to 5:00 p.m. (Eastern Time) on the day that is two Business Days prior to the Agreement Date.

“Non-Employee Option” shall mean each Vested Company Option that is not an Employee Option.

“Notional Amount” shall mean $3,000,000.

“NYSE” shall mean the New York Stock Exchange.

“Offer Letter” shall mean an offer letter to a Key Employee for at-will employment with Parent (or one of its Subsidiaries) and confidentiality and invention assignment agreement executed by Parent’s employees in the ordinary course, in each case, contingent and effective on the Closing.

“Open Source Software” shall mean any software or other materials that are distributed as “free software” or “open source software” (as such terms are commonly understood in the software industry), including software code or other materials that are licensed under a Creative Commons License, open database license, the Mozilla Public License, the GNU General Public License, GNU Lesser General Public License, Affero General Public License, Common Public License, Apache License, BSD License or MIT License and all other licenses identified by the Open Source Initiative as “open source licenses.”

“Order” shall mean any order, judgment, injunction, ruling, edict, award, writ or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Ordinary Course of Business” shall mean the ordinary course of business consistent with past practice.

“Organizational Documents” shall mean, with respect to any Person, (a) the certificate or articles of incorporation or organization, the limited liability company, operating or partnership agreement and all other similar documents, instruments, agreements or certificates executed, adopted or filed in connection with the creation, formation or organization of such Person and (b) the bylaws, equityholder agreements and all other similar documents, instruments, agreements or certificates to which such Person is a party relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent Common Stock” shall mean shares of Common Stock of Parent, par value $0.0001 per share.

“Parent Fundamental Representations” shall mean the representations and warranties contained in Section 4.1 (Organization), Section 4.2 (Authority and Enforceability), Section 4.5 (Capitalization), Section 4.4(a) (No Conflict with Parent Organizational Documents or the Organizational Documents of the Merger Subs) and Section 4.12 (Brokers’ and Finders’ Fees).

“Parent Material Adverse Effect” shall mean any Effect that, either alone or in combination with any other Effect, would reasonably be expected to prevent or otherwise materially delay the consummation of the Merger or otherwise materially adversely affect the ability of Parent and the Merger Subs to perform their respective obligations hereunder.

“Parent Organizational Documents” shall mean Parent’s Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on September 27, 2021, and bylaws.

“Parent Stock Price” shall mean $30.05.

“parties” shall mean Parent, Merger Sub I, Merger Sub II and the Company, and “party” shall mean any one of them.

“Paying Agent” shall mean Citibank, N.A.

“Per Share Adjustment Escrow Amount” shall mean, with respect to each share of Company Capital Stock, Company Common Stock issuable upon the exercise of Vested Company Options (other than any Underwater Company Options) and Company Common Stock issuable upon the full exercise of the Company Warrant outstanding immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any Cancelled Shares and Dissenting Shares), an amount in cash equal to (i) the Adjustment Escrow Amount divided by (ii) the Company Equity Holder Share Number.

“Per Share Capital Stock Cash Consideration” shall mean an amount of cash equal to (a)(i) the Cash Consideration minus (ii) the Aggregate Option Cash Consideration minus (iii) the Aggregate Warrant Cash Consideration minus (iv) the product of (A) the Aggregate Exercise Price of Vested Options and Warrants multiplied by (B) the Target Cash Ratio divided by (b)(i) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Closing, plus (ii) if holders of Company Series A Preferred Stock are entitled to receive the Series A As-Converted Amount, then the total number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (iii) if holders of Company Series B Preferred Stock are entitled to receive the Series B As-Converted Amount, then the total number of shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis) plus (iv) if holders of Company Series C Preferred Stock are entitled to receive the Series C As-Converted Amount, then the total number of shares of Company Series C Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis).

“Per Share Capital Stock Consideration” shall mean (a) the Per Share Capital Stock Cash Consideration plus (b) (i) the Per Share Capital Stock Stock Consideration multiplied by the Parent Stock Price.

“Per Share Capital Stock Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (a)(i)(A) the Aggregate Parent Stock Value minus (B) the Aggregate Option Stock Consideration Value minus (C) the Aggregate Warrant Stock Consideration Value minus (D) the product of (1) the Aggregate Exercise Price of Vested Options and Warrants multiplied by (2) the Target Stock Ratio divided by (ii)(A) the aggregate number of shares of Company Common Stock outstanding immediately prior to the Closing, plus (B) if holders of Company Series A Preferred Stock are entitled to receive the Series A As-Converted Amount, then the total number of shares of Company Series A Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), plus (C) if holders of Company Series B Preferred Stock are entitled to receive the Series B As-Converted Amount, then the total number of shares of Company Series B Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis) plus (D) if holders of Company Series C Preferred Stock are entitled to receive the Series C As-Converted Amount, then the total number of shares of Company Series C Preferred Stock outstanding immediately prior to the Effective Time (on an as-converted into Company Common Stock basis), divided by (b) the Parent Stock Price.

“Per Share Cash Consideration Amount” shall mean the quotient of (a) the Cash Consideration divided by (b) the Company Equity Holder Share Number.

“Per Share Consideration Amount” shall mean an amount equal to (a) the Total Merger Consideration, divided by (b) the Adjusted Company Shares.

“Per Share Expense Fund Amount” shall mean, with respect to each share of Company Capital Stock, Company Common Stock issuable upon the exercise of Vested Company Options (other than any Underwater Company Options) and Company Common Stock issuable upon the full exercise of the Company Warrant outstanding immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any Cancelled Shares and Dissenting Shares), an amount in cash equal to (i) the Expense Fund divided by (ii) the Company Equity Holder Share Number.

“Per Share Option Cash Consideration” shall mean, with respect to each share of Company Common Stock issuable upon the exercise of Vested Company Options (other than any Underwater Company Options), an amount of cash equal to (a) the Per Share Cash Consideration Amount minus (b) the product of (i) the Target Cash Ratio multiplied by (ii) the per share exercise price with respect to each Vested Company Option.

“Per Share Option Consideration” shall mean, with respect to each share of Company Common Stock issuable upon the exercise of Vested Company Options (other than any Underwater Company Options) an amount equal to (a) the Per Share Consideration Amount minus (b) the per share exercise price with respect to each Vested Company Option.

“Per Share Option Stock Consideration” shall mean, with respect to each share of Company Common Stock issuable upon the exercise of Vested Company Options (other than any Underwater Company Options), a number of shares of Parent Common Stock equal to (a)(i) the Per Share Option Consideration minus the (ii) Per Share Option Cash Consideration, divided by (b) the Parent Stock Price.

“Per Share Stock Consideration Amount” shall mean the quotient of (a) the quotient of (i) (x) the Aggregate Parent Stock Value less (y) the Intrinsic Value less (z) the Aggregate Exercise Price of Unvested Options divided by (ii) the Company Equity Holder Share Number divided by (b) the Parent Stock Price.

“Per Share Warrant Cash Consideration” shall mean an amount of cash equal to (a) the Per Share Cash Consideration Amount minus (b) the product of (i) the Target Cash Ratio multiplied by (ii) the exercise price of Company Warrants.

“Per Share Warrant Consideration” shall mean, with respect to each share of Company Common Stock issuable upon the exercise of Company Warrants an amount equal to (a) the Per Share Consideration Amount minus (b) the per share exercise price with respect to such Company Warrant.

“Per Share Warrant Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (a)(i) the Per Share Warrant Consideration minus the (ii) Per Share Warrant Cash Consideration divided by (b) the Parent Stock Price.

“Permit” shall mean any permit, license, certification, approval, registration, consent, authorization, notification, franchise, variance, exemption or order issued or granted by a Governmental Entity to any Person necessary to conduct such Person’s business as currently conducted.

“Permitted Liens” shall mean (a) statutory liens for Taxes that are not yet due and payable or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financials in accordance with GAAP, (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Law, (d) inchoate statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (e) any minor imperfection of title or similar liens, charges or encumbrances, each of record, which individually or in the aggregate with other such liens, charges and encumbrances does not impair the value of or the ability to use or transfer the property subject to such lien, charge or encumbrance or the use of such property in the conduct of the Company’s business, (f) non-exclusive licenses of Intellectual Property granted to customers, Company Service Providers, and vendors, in each case, in the Ordinary Course of Business, and (g) the items set forth in Schedule I to the extent released or required to be released at Closing pursuant to this Agreement.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity.

“Personal Data” shall mean any data or other information that (i) identifies, relates to, describes, is reasonable capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household, or device, including any personally identifiable data, or (ii) is otherwise protected by or subject to any Law wherein it is defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “individually identifiable health information,” “protected health information” or “personal information” or similar term under applicable Law, under any policies of the Company, or under contractual obligations of the Company.

“Pre-Closing Tax Period” shall mean any taxable period ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Pre-Closing Taxes” shall mean (a) any and all Taxes of or imposed on the Company or any of its Subsidiaries for any Pre-Closing Tax Period, and (b) the portion of Transfer Taxes borne by the Company Equity Holders pursuant to Section 5.2(c); provided, that Pre-Closing Taxes shall be calculated (i) in accordance with the past practice of the Company and its Subsidiaries in preparing Tax Returns and solely for jurisdictions in which the Company and its Subsidiaries have historically filed Tax Returns, (ii) by taking into account any estimated Tax payments, Tax prepayments, net operating losses, losses, credits or other similar Tax attributes as a reduction to such Pre-Closing Taxes to the extent such payments, losses or attributes are available to offset (and actually offset) the cash Tax Liabilities of the Company or any of its Subsidiaries in the applicable taxable period and applicable jurisdiction and in respect of the applicable type of Tax at a “more likely than not” or higher level of confidence, (iii) by excluding any liabilities or reserves for contingent Taxes or uncertain Tax positions, (iv) by excluding any Taxes attributable to any action taken by Parent or any of its Affiliates outside the ordinary course of business on the Closing Date, after the Closing or in violation of Section 5.2(h), (v) by taking into account any deductions attributable to any items included in the Closing Indebtedness Amount, the Closing Transaction Expense and any bonuses, option cashouts, option exercises or other payments in respect of Company Options, payments on Company Capital Stock, bonus in lieu of any previously promised but ungranted equity award, severance, change-in-control or other compensatory payments in connection with the transactions contemplated by this Agreement to the extent such items are deductible and properly allocable to the Pre-Closing Tax Period at a “more likely than not” or higher level of confidence (provided, that for this purpose, the Company and its Subsidiaries shall be deemed to have elected to treat seventy percent (70%) of the amount of any success-based fees as an amount that does not facilitate the transaction pursuant to the safe harbor in Revenue Procedure 2011-29), and (vi) by excluding any items set forth on Schedule 1.1(a).

“Privacy Requirements” shall mean, collectively, all of the following to the extent relating to privacy, data security or data protection, the Processing of Personal Data, or notification of a breach of security, and in each case applicable to the Company: (a) all external or internal written policies or representations of the Company; (b) any written notices, consents, authorizations and privacy choices (including opt-in and opt-out preferences, as required) of natural Persons that relate to the Processing of such natural Persons’ Personal Data by or on behalf of the Company; (c) applicable Laws; (d) applicable written rules and industry standards to which the Company is legally bound or has publicly affirmed compliance, including the Payment Card Industry Data Security Standard (if applicable); and (e) obligations of contracts into which the Company has entered or that are otherwise binding on the Company.

“Pro Rata Share” shall mean, with respect to a particular Company Equity Holder, a fraction (a) whose numerator is the aggregate number of shares of the Company Equity Holder Share Number held by such Company Equity Holder as of immediately prior to the Effective Time and (b) whose denominator is the Company Equity Holder Share Number. For the avoidance of doubt, the total of all Pro Rata Shares shall equal one.

“Process” or “Processing” shall mean the use, review, analysis, filtering, collection, receipt, processing, storage, recording, organization, safeguarding, security, adaption, alteration, ingestion, compilation, combination, enrichment, de-identification, transfer, retrieval, access, consultation, disclosure, sharing, dissemination, compromise, manipulation, performance of operations on, enhancement, aggregation, theft, corruption, loss, disposal, or destruction of, or any similar action on or regarding, any data or information or any System.

“R&W Expenses” shall mean the aggregate amount of premium, placement fees, brokerage commissions, underwriting costs and Taxes in connection with obtaining the R&W Policy.

“R&W Policy” shall mean the buyer-side representation and warranty insurance policy issued to Parent or an Affiliate thereof in connection with this Agreement and the transactions contemplated hereby.

“Registered IP” shall mean any and all Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by, any Governmental Entity at any time in any jurisdiction.

“Related Agreements” shall mean the Escrow Agreement, the Letters of Transmittal, the Management Support and Restrictive Covenant Agreements, the Lock-Up Agreements, the Offer Letters, the Option Cancellation Agreements, the Suitability Documentation, the Sponsor Support and Restrictive Agreements, and all other agreements and certificates entered into by the Company or the Company Equity Holders in connection with the Closing and the transactions contemplated herein.

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, Affiliates or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Restricted Cash” shall mean (a) any cash and cash equivalents, the distribution or use of which is subject to restrictions or limitations under applicable Law, Contract or otherwise, and (b) any security deposits, earnest deposits, bid, performance, lease, utility and other deposits, or any other forms of deposit or security, placed by or on behalf of the Company.

“Required Financial Information” shall mean (i) the Financials and (ii) to the extent reasonably requested in writing by Parent, such financial and related information regarding the Company as is necessary to permit Parent to prepare a customary “public side” and “private side” bank book regarding the business of the Company, together with customary authorization letters authorizing the distribution of such information, in each case, to the extent required for the Debt Financing.

“Sanctioned Country” shall mean any country or region that is or has since April 24, 2019 been the subject or target of a comprehensive embargo under Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, the so-called “Donetsk People’s Republic,” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” shall mean any Person that is the subject or target of Sanctions or restrictions under Trade Controls including: (i) any Person listed on any U.S. or non-U.S. Sanctions- or export-related restricted party list, including the U.S. Department of the Treasury’s Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (ii) any Person located, organized, or resident in a Sanctioned Country; (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (i)-(ii); or (iv) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Sanctions” shall mean all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Series A Aggregate Liquidation Preference” shall mean the amount equal to the product of (i) the total number of shares of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any such shares that constitute Cancelled Shares or Dissenting Shares) after giving effect to all requests for conversion, if any, multiplied by (ii) the Series A Liquidation Preference.

“Series A Liquidation Preference” shall mean an amount per share of Company Series A Preferred Stock equal to the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon and (ii) the amount that a holder of such share of Company Series A Preferred Stock would be entitled to receive if such share of Series A Preferred Stock were converted into a share of Company Common Stock immediately prior to the Effective Time in accordance with the Company Certificate of Incorporation (the amount described in this clause (ii), the “Series A As-Converted Amount”).

“Series A Per Share Cash Consideration” shall mean an amount of cash equal to (a) Series A Liquidation Preference multiplied by (b) (i) the Per Share Capital Stock Cash Consideration divided by (ii) the Per Share Capital Stock Consideration.

“Series A Per Share Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (a) (i) Series A Liquidation Preference minus the Series A Per Share Cash Consideration divided by (b) the Parent Stock Price.

“Series B Aggregate Liquidation Preference” shall mean the amount equal to the product of (i) the total number of shares of Company Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any such shares that constitute Cancelled Shares or Dissenting Shares) after giving effect to all requests for conversion, if any, multiplied by (ii) the Series B Liquidation Preference.

“Series B Liquidation Preference” shall mean an amount per share of Company Series B Preferred Stock equal to the greatest of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, (ii) the amount that a holder of such share of Company Series B Preferred Stock would be entitled to receive if such share of Series B Preferred Stock were converted into a share of Company Common Stock immediately prior to the Effective Time in accordance with the Company Certificate of Incorporation (the amount described in this clause (ii), the “Series B As-Converted Amount”) and (iii) three times the Series B Original Issue Price (as defined in the Company Certificate of Incorporation).

“Series B Per Share Cash Consideration” shall mean an amount of cash equal to (a) Series B Liquidation Preference multiplied by (b) (i) the Per Share Capital Stock Cash Consideration divided by (ii) the Per Share Capital Stock Consideration.

“Series B Per Share Stock Consideration” shall mean a number of shares of Parent Common Stock to (a) (i) Series B Liquidation Preference minus the Series B Per Share Cash Consideration divided by (b) the Parent Stock Price.

“Series C Aggregate Liquidation Preference” shall mean the amount equal to the product of (i) the total number of shares of Company Series C Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any such shares that constitute Cancelled Shares or Dissenting Shares) after giving effect to all requests for conversion, if any, multiplied by (ii) the Series C Liquidation Preference.

“Series C Liquidation Preference” shall mean an amount per share of Company Series C Preferred Stock equal to the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon and (ii) the amount that a holder of such share of Company Series A Preferred Stock would be entitled to receive if such share of Series C Preferred Stock were converted into a share of Company Common Stock immediately prior to the Effective Time in accordance with the Company Certificate of Incorporation (the amount described in this clause (ii), the “Series C As-Converted Amount”).

“Series C Per Share Cash Consideration” shall mean an amount of cash equal to (a) Series C Liquidation Preference multiplied by (b) (i) the Per Share Capital Stock Cash Consideration divided by (ii) the Per Share Capital Stock Consideration.

“Series C Per Share Stock Consideration” shall mean a number of shares of Parent Common Stock equal to (a) (i) Series C Liquidation Preference minus the Series C Per Share Cash Consideration divided by (b) the Parent Stock Price.

“Software” shall mean any and all (i) computer software or programs, including any and all source code, executable code, model objects and other software implementations of algorithms, models, and methodologies, (ii) firmware, systems, tools, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, templates, menus, buttons and icons, (iii) data, databases and other collections of data, and (iv) all documentation relating thereto, including any user manuals and other training documentation.

“Straddle Period” shall mean any taxable period beginning on or prior to, and ending after, the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation or other organization or Person, whether incorporated or unincorporated, of which (a) such Person or any other subsidiary of such Person is a general partner or (b) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its subsidiaries or affiliates.

“Suitability Documentation” shall mean the stockholder questionnaire and related documentation in the form of Exhibit E.

“Target Net Working Capital Amount” shall mean $2,500,000.

“Target Cash Ratio” shall mean the quotient of (a) the Cash Consideration divided by (b) (i) the Total Merger Consideration less (ii) the Intrinsic Value less (iii) the Aggregate Exercise Price of all Unvested Company Options.

“Target Stock Ratio“ shall mean the quotient of (a) (i) the Aggregate Parent Stock Value less (ii) the Intrinsic Value less (iii) the Aggregate Exercise Price of all Unvested Company Options divided by (b) (i) the Total Merger Consideration less (ii) the Intrinsic Value less (iii) the Aggregate Exercise Price of all Unvested Company Options. In order to determine the Target Stock Ratio, start by (1) assuming that the Target Stock Ratio is 40%, then (2) re-calculate the Aggregate Parent Stock Value using 40% as the Target Stock Ratio, then (3) re-calculate the Target Stock Ratio using the new Aggregate Parent Stock Value, then (4) re-calculate the Aggregate Parent Stock Value using the new Target Stock Ratio, then repeat steps 3 and 4 until the difference between Target Stock Ratio in successive iterations is less than 0.0000000001.

“Tax” or, collectively, “Taxes” shall mean (a) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and liabilities which are in the nature of a tax, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as social security charges (including health, unemployment, workers’ compensation and pension insurance) or similar or other taxes, governmental fee, governmental assessment or governmental charge in the nature of a tax, together with all interest, penalties, and additions imposed with respect to such amounts, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person (other than pursuant to a Commercial Tax Agreement) with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

“Tax Return” shall mean any return, declaration, notice, statement, claim for refund, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) or other document filed or required to be filed with any Governmental Entity respect to Taxes and including all amendments or supplements thereof.

“Total Merger Consideration” shall mean an amount equal to the sum of (a) $560,000,000, plus (b) the Closing Cash Amount, plus (c) the aggregate exercise price of all Vested Company Options, Unvested Company Options and Company Warrants, plus (d) the Closing Working Capital Adjustment Amount (which amount may be a positive or negative number), minus (e) the Closing Indebtedness Amount, minus (f) the Closing Transaction Expenses, minus (g) if holders of Company Series A Preferred Stock are not entitled to receive the Series A As-Converted Amount, the Series A Aggregate Liquidation Preference, minus (h) if holders of Company Series B Preferred Stock are not entitled to receive the Series B As-Converted Amount, the Series B Aggregate Liquidation Preference, minus (i) if holders of Company Series C Preferred Stock are not entitled to receive the Series C As-Converted Amount, the Series C Aggregate Liquidation Preference.

“Training Data” shall mean all data and content used in connection with any of the training, validation, testing, and development of any Company AI Technologies.

“Transaction Expenses” shall mean: (a) all out-of-pocket costs, fees and expenses, including all legal, accounting, financial advisory, consulting and all other costs, fees and expenses of third parties (including Company Equity Holders), incurred or payable by the Company prior to the Effective Time in connection with the negotiation, consummation or effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby or any alternative sales process, including any payments made or required to be made by the Company as a brokerage or finders’ fee, agents’ commission or any similar charge, in connection with the transactions contemplated by this Agreement; (b) any transaction, change in control, retention or stay bonuses, severance, incentive or deferred compensation payments or similar payments or obligations of the Company or its Subsidiaries that become due and payable in whole or in part in connection with the transactions contemplated by this Agreement, together with the employer portion of any applicable FICA, state, local or foreign withholding, payroll, social security, unemployment or similar Taxes due with respect to any such payments and calculated as if all such amounts were paid on the Closing Date; (c) the amount of the employer portion of any FICA, state, local or foreign withholding, payroll, social security, unemployment or similar Taxes payable with respect to the consideration related to the Vested Company Options; (d) any Transaction Payroll Taxes; (e) an amount equal to 50% of the R&W Expenses, provided that such amount will not exceed $350,000; (f) an amount equal to 50% of all filing fees in connection with filings required by the HSR Act; and (g) 100% of the cost of the D&O Tail Policy.

“Transaction Payroll Taxes” shall mean the employer’s portion of any employment, payroll or similar Taxes with respect to any bonuses, option cashouts, option exercises or other payments in respect of Company Options, payments on Company Capital Stock (to the extent applicable), bonus in lieu of any previously promised but ungranted equity award, severance, change-in-control or other compensatory payments in connection with the transactions contemplated by this Agreement paid prior to or substantially contemporaneously with the Closing Date (including, for clarity, all payments in connection with Section 2.1(c)), whether payable by Parent, the Company, the Final Surviving Corporation or any of their respective Affiliates, other than any payroll Taxes expressly excluded from Transaction Expenses.

“Transfer Taxes” shall mean any transfer, stamp, duty, documentary, sales, use, registration, goods and services, harmonized sales, recording, conveyance, intangible property transfer, personal property transfer, filing, value-added and other similar Taxes incurred in connection with the transactions contemplated by this Agreement, together with all interest, penalties, and additions imposed with respect to such amounts.

“Underwater Company Option” shall mean any Company Option with a per share exercise price that is equal to or greater than the Per Share Consideration Amount.

“Unvested Company Option” shall mean any Company Option that is (a) held by a Continuing Employee and (b) not a Vested Company Option.

“Vested Company Option” shall mean any Company Option with an exercise per share that is less than the Per Share Consideration Amount and that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Merger.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, or any similar Laws.